UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336). Information referenced in this report via website links is not incorporated by reference into this report.

November 24, 2022
Credit Suisse Group AG
(incorporated with limited liability in Switzerland)
The following information was released outside the United States by Credit Suisse Group AG

This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the laws of any U.S. state and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States of America.
This document is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document may qualify as an advertisement under the Swiss Federal Act on Financial Services (“FinSA”) but is not a prospectus nor a key information document pursuant to the FinSA, nor does it qualify as a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
In this document, “CSG” refers to Credit Suisse Group AG and “we,” “us,” “our,” the “Group” or “Credit Suisse” refer to CSG together with its consolidated subsidiaries. All references in this document to “U.S. dollars” and “USD” refer to United States dollars and to “CHF” refer to Swiss francs and to euro” and “EUR” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.
Unless otherwise indicated or the context otherwise requires, the following definitions apply throughout this document:
“2020 Annual Report” means Credit Suisse Group AG and Credit Suisse AG Annual Report 2020;
“2021 Annual Report” means the Credit Suisse Group AG and Credit Suisse AG Annual Report 2021;
“2022 Quarterly Reports” means the First Quarter 2022 Report, the Second Quarter 2022 Report and the Third Quarter 2022 Report;
“First Quarter 2022 Report” means Credit Suisse Financial Report 1Q22;
“Form 6-K dated November 15, 2022” means the Form 6-K of CSG and Credit Suisse AG filed by CSG with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2022, which contains the media release entitled “Credit Suisse accelerates radical restructuring of Investment Bank; Enters into definitive transaction agreements to sell a significant part of its Securitized Products Group to Apollo;”
“Form 6-K dated November 23, 2022” means the Form 6-K of CSG and Credit Suisse AG filed by CSG with the SEC on November 23, 2022, which contains the media release entitled “Credit Suisse provides market with updated outlook for the fourth quarter of 2022;”
“Non-Preemptive Shares” means 462,041,884 Shares sold by CSG pursuant to the certain purchase and subscription agreements (the “Purchase and Subscription Agreements”) to a number of qualified investors (“Private Investors”);
“Offering” means the previously announced offering of 889,368,458 new registered shares of CSG with a nominal value of CHF 0.04 each (the “Offered Shares”), to be issued by CSG in an ordinary share capital increase against cash contributions approved by CSG’s shareholders at the extraordinary general meeting held on November 23, 2022;
 “Rights Offering” is the previously announced rights offering in which the holders of existing shares of CSG (including Non-Preemptive Shares) will receive pre-emptive rights (Bezugsrechte) (“Rights”) to subscribe for the Offered Shares on a pro rata basis, subject to certain limitations based on applicable laws and regulations;
“Rump Shares” means the Shares underwritten by a banking syndicate in connection with the Offering with respect to which Rights have not been validly exercised;
“Second Quarter 2022 Report” means the Credit Suisse Financial Report 2Q22;
“Shares” are all registered shares of CSG, including the Offered Shares;
“Third Quarter 2022 Report” means the Credit Suisse Financial Report 3Q22.
Performance Measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders’ equity is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. In addition, Credit Suisse also measures the efficiency of the Group and its divisions with regard to the usage of regulatory capital. Regulatory capital is calculated as the average of 13.5% of risk-weighted assets (“RWA”) and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on U.S. dollar-denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
The Group’s economic profit is a non-GAAP financial measure, calculated using income/(loss) before tax applying a 25% tax rate less a capital charge. The capital charge is calculated based on the sum of (i) a cost of capital applied to the average regulatory capital of each of the Group’s four divisions; and (ii) a 10% cost of capital applied to the residual of the Group’s average tangible equity less the sum of the regulatory capital of the Group’s four divisions. The applied cost of capital for the Group’s divisions is 8% for Wealth Management, the Swiss Bank and Asset Management and 12% for the Investment Bank. Adjusted economic profit excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.
Unaudited Interim Financial Information for Fourth Quarter of 2022
This document contains certain unaudited interim financial information for the fourth quarter of 2022 (“4Q22”). This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of 4Q22 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements. PricewaterhouseCoopers AG (“PwC”) has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the information for 4Q22 and, accordingly, does not express an opinion or any other form of assurance with respect thereto. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for 4Q22 will be included in the Group’s 4Q22 Earnings Release. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of or the full 4Q22. See also “Forward Looking Statements.”
Targets and Outlook Statements
PwC has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the information on targets or outlook statements set forth in this document and, accordingly, does not express an opinion or any other form of assurance with respect thereto. For information on risks and uncertainties with respect to forward-looking statements generally, see “Forward Looking Statements.”

FORWARD‑LOOKING STATEMENTS
This document contains statements that constitute forward‑looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward‑looking statements. Such forward‑looking statements may include, without limitation, statements relating to the following:
•	our plans, targets or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements, except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
•	the ability to maintain sufficient liquidity and access capital markets;
•	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
•
the ongoing significant negative consequences, including reputational harm, of the Archegos (as defined below) and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;

•	the impact of social media speculation and unsubstantiated media reports about our business and its performance;
•	the extent of outflows of assets or future net new asset generation across our divisions;
•	our ability to improve our risk management procedures and policies and hedging strategies;
•
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the U.S., the European Union (the “EU”), the UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the U.S. or other developed countries or in emerging markets in 2022 and beyond;

•
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

•
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

•	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
•	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit related exposures;
v

•
the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;

•	our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
•	our ability to successfully implement the divestment of any non-core business;
•	the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives;
•	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
•	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
•	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
•
geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;

•	political, social and environmental developments, including climate change;
•	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
•	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

•	the adverse resolution of litigation, regulatory proceedings and other contingencies;
•
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

•	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
•	the discontinuation of the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates (“IBORs”) and the transition to alternative reference rates;
•	the potential effects of changes in our legal entity structure;
•	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to protect our reputation and promote our brand;
•	the ability to increase market share and control expenses;

•	technological changes instituted by us, our counterparties or competitors;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
•	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward‑looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risk factors and other information contained in this document.

RISK FACTORS
The risks described below may not be the only risks to which we and/or the shareholders are exposed. The additional risks not presently known or currently deemed immaterial may also impair our business, results of operations and financial condition. The realization of one or more of these risks could individually or together with other circumstances adversely affect our business, results of operations and financial condition. In addition, each of the risks set out below could adversely affect the trading price of the Shares and you may lose part or all of your investment. This document also contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward looking statements as a result of certain factors, including the risks we face that are described below and elsewhere in this document. The selected sequence of the risk factors mentioned below represents neither a statement about the probability of the risks’ realization nor an assessment of the extent of the economic effects or the importance of the risks.
RISKS RELATING TO CSG
LIQUIDITY RISK
Liquidity, or ready access to funds, is essential to our business, particularly our investment banking businesses. We seek to maintain available liquidity to meet our obligations in a stressed liquidity environment. For information on our liquidity management, refer to “Liquidity and funding management” in “III—Treasury, Risk, Balance sheet and Off-balance sheet” in the 2021 Annual Report and in “II—Treasury, risk, balance sheet and off-balance sheet” in each of the 2022 Quarterly Reports. For further information on recent developments, refer to “Liquidity issues in October 2022 and credit ratings downgrades” and “Outflows in assets under management in October 2022” in “I—Credit Suisse results—Credit Suisse—Other information” in the Third Quarter 2022 Report.
Our liquidity could be impaired if we were unable to access the capital markets, sell our assets or if our liquidity costs increase.
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity, including the possible amendments to the Swiss liquidity ordinance to increase the regulatory minimum liquidity requirements for systemically important banks, or the market perceptions of risk relating to us, certain of our counterparties or the banking sector as a whole, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Following the financial crisis in 2008 and 2009, our costs of liquidity have been significant, and we expect to incur ongoing costs as a result of regulatory requirements for increased liquidity. For further information, refer to “Regulatory developments” in “III—Treasury, Risk, Balance sheet and Off-balance sheet—Liquidity and funding management” in the 2021 Annual Report and in “II—Treasury, risk, balance sheet and off-balance sheet—Liquidity and funding management” in each of the 2022 Quarterly Reports.
If we are unable to raise needed funds in the capital markets (including through offerings of equity, regulatory capital securities and other debt), we may need to liquidate unencumbered assets to meet our liabilities. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.
Our businesses rely significantly on our deposit base for funding.
Our businesses benefit from short-term funding sources, including primarily demand deposits, inter-bank loans, time deposits and cash bonds. Although deposits have been, over time, a stable source of funding, this may not continue. In that case, our liquidity position could be adversely affected, and we might be unable to meet deposit withdrawals on demand, or at their contractual maturity, to repay borrowings as they mature or to fund new loans, investments and businesses.
Changes in our ratings may adversely affect our business.
Ratings are assigned by rating agencies. Rating agencies may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly regarding potential declines in profitability, asset quality deterioration, asset price volatility, risk and governance controls, the impact from any potential easing or enhancement of regulatory requirements and challenges from increased costs related to compliance and litigation. In July 2021, Moody’s Investors Service Ltd (“Moody’s”) lowered its long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch. In May 2022, S&P Global Ratings Europe Limited (“S&P”) lowered its long-term issuer credit ratings, and Fitch Ratings Limited (“Fitch”) lowered its long-term issuer default ratings of Credit Suisse AG and CSG by one notch. In August 2022, Moody’s lowered its long-term senior unsecured debt and deposit ratings of Credit Suisse AG and its senior unsecured debt ratings of CSG by one notch, and Fitch lowered its long-term issuer default rating of Credit Suisse AG and CSG by one notch. On November 1, 2022, Moody’s downgraded the long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch, and also downgraded all the short-term ratings by one notch and maintained the “negative” outlook on all ratings. S&P downgraded the long-term issuer credit ratings of CSG and the long- and short-term issuer credit ratings of Credit Suisse AG, in each case by one notch on November 1, 2022. The outlook on these ratings has been revised from “negative” to “stable.” Any downgrades in our ratings could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions, particularly financing and derivatives transactions, and retain our clients. For further information regarding the recent downgrades, refer to “Liquidity issues in October 2022 and credit ratings downgrades” in “I—Credit Suisse results—Credit Suisse—Other information” in the Third Quarter 2022 Report.
ARCHEGOS AND SCFF-RELATED RISKS
Significant negative consequences of the Archegos and supply chain finance funds matters.
As previously reported, we incurred a net charge of CHF 4.8 billion in 2021 in respect of the U.S.-based hedge fund matter described on page 302 of the 2021 Annual Report (“Archegos”). We also previously reported that it is reasonably possible that we will incur a loss in respect of the Supply Chain Finance Funds (“SCFF”) matter, though it is not yet possible to estimate the size of such a reasonably possible loss. However, the ultimate cost of resolving the SCFF matter may be material to our operating results. In addition, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, attributable, at least in part, to these matters.
A number of regulatory and other inquiries, investigations and actions have been initiated or are being considered in respect of each of these matters, including enforcement actions by the Swiss Financial Market Supervisory Authority FINMA (“FINMA”). FINMA has also imposed certain risk-reducing measures and capital surcharges discussed in the 2021 Annual Report. Third parties appointed by FINMA are conducting investigations into these matters. The Luxembourg Commission de Surveillance du Secteur Financier (CSSF) is also reviewing the SCFF matter through a third party. Furthermore, we are subject to various litigation claims in respect of these matters and we may become subject to additional litigation, disputes or other actions. For further information, refer to “Note 40—Litigation” in “VI—Consolidated financial statements—Credit Suisse Group” in the 2021 Annual Report.
The Board of Directors of CSG (the “Board”) launched investigations into both of these matters, which not only focused on the direct issues arising from each of them, but also reflected on the broader consequences and lessons learned. We also established Asset Management as a separate division of the Group, undertook various senior management changes in response to these matters and previously granted compensation awards were recovered from certain individuals through malus and clawback provisions. On July 29, 2021, we published the report based on the independent external investigation into Archegos, which found, among other things, a failure to effectively manage risk in the Investment Bank’s prime services business by both the first and second lines of defense as well as a lack of risk escalation. On February 10, 2022, we announced that the separate report related to the SCFF matter has been completed and that the findings have been made available to the Board and the report was shared with FINMA.
The combined effect of these two matters, including the material loss incurred in respect of Archegos, may have other material adverse consequences for us, including negative effects on our business and operating results from actions that we have taken and may be required or decide to take in the future in response to these matters. Among these actions are CSG’s decision to reduce its 2020 dividend proposal, suspend its share buyback program, deleverage certain businesses and clients of the Group and reduce leverage exposure and RWA in the Investment Bank. Furthermore, as part of our strategic review announced on October 27, 2022, we are in the process of making significant changes to the Group’s structure and organization, including establishing a more capital-light Investment Bank, divesting non-core businesses and accelerating cost reduction. In addition, we have been required by FINMA to take certain capital and related actions, including a temporary add-on to RWA in the first quarter of 2021 in relation to our exposure in the Archegos matter and a Pillar 2 capital add-on relating to the SCFF matter. There could also be additional capital and related actions, including an add-on to RWA relating to operational risk. There can be no assurance that measures instituted to manage related risks will be effective in all instances. Such actions have caused and may continue to cause loss of revenues and assets under management, as well as a material adverse effect on our ability to attract and retain customers, clients, investors and employees and to conduct business transactions with our counterparties.
Several of the processes discussed above are still ongoing, including the process of seeking to recover amounts in respect of the SCFF matter. In addition, the Board conducted a review of the Group’s business strategy and risk appetite. The changes resulting from the implementation of our strategic initiatives will entail the incurrence of certain costs and charges, such as the ones we have previously reported. There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity, capital position or reputation. For example, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, such as outflows of assets and a slowdown in net new asset generation across our divisions, attributable, at least in part, to these matters. The ongoing effect of these matters, and this harm and these reductions, can continue to affect our business overall, including our ability to attract and retain customers, clients, investors and employees and to conduct business transactions with our counterparties. While steps we have taken in response to the Archegos and SCFF matters are designed to reduce the Group’s risks, some of these changes will constrain certain areas of our business, thereby impacting negatively our results of operations. These challenges are taking place in the context of worsening macroeconomic and market conditions, potentially amplifying some of the negative consequences noted above. The foregoing challenges may also make it more difficult to implement our just-announced new strategic initiatives, as well as achievement of the targets and objectives associated with those initiatives. For further information, refer to “Archegos Capital Management” in “II—Operating and financial review—Credit Suisse—Significant events in 2021,” “Key risk developments—Archegos and supply chain finance fund matters” in “III—Treasury, Risk, Balance sheet and Off-balance sheet—Risk management” and “Regulatory developments” in “III—Treasury, Risk, Balance sheet and Off-balance sheet—Capital management” in the 2021 Annual Report and “Supply chain finance funds matter” in “I—Credit Suisse results—Credit Suisse—Other information” in each of the 2022 Quarterly Reports.
MARKET AND CREDIT RISKS
The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, operations and financial performance.
Since December 2019, the COVID-19 pandemic has spread rapidly and globally, with a high concentration of cases in certain countries in which we conduct business. The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, operations and financial performance.
The spread of COVID-19 and resulting government controls and containment measures implemented around the world have caused severe disruption to global supply chains, labor markets and economic activity, which have contributed to rising inflationary pressure and spikes in market volatility. The spread of COVID-19 is continuing to have an adverse impact on the global economy, the severity and duration of which is difficult to predict, and has adversely affected our business, operations and financial performance. Modeling for current expected credit losses (“CECL”) has been made more difficult by the effects of the COVID-19 pandemic on market volatility and macroeconomic factors, and has required ongoing monitoring and more frequent testing across the Group, particularly for credit models. There can be no assurance that, even after adjustments are made to model outputs, the Group will not recognize unexpected losses arising from the model uncertainty that has resulted from the COVID-19 pandemic. The COVID-19 pandemic has significantly impacted, and may continue to adversely affect, our credit loss estimates, mark-to-market losses, trading revenues, net interest income and potential goodwill assessments, and may also adversely affect our ability to successfully realize our strategic objectives and goals, including those related to the Group strategy that we announced on October 27, 2022. Should current economic conditions persist or deteriorate, the macroeconomic environment could have a continued adverse effect on the aspects outlined herein and on other aspects of our business, operations and financial performance, including decreased client activity or demand for our products, disruptions to our workforce or operating systems, possible constraints on capital and liquidity or a possible downgrade of our credit ratings. Additionally, legislative and regulatory changes in response to the COVID-19 pandemic, such as consumer and corporate relief measures, could further affect our business. As such measures are often rapidly introduced and varying in their nature, we are also exposed to heightened risks as we may be required to implement large-scale changes quickly. Furthermore, increases in inflation and expectations that annual inflation may remain high for a long period of time has forced major central banks to accelerate the withdrawal of emergency monetary policies and liquidity support measures put in place during the earlier stages of the COVID-19 pandemic. As some of these measures expire, are withdrawn or are no longer supported by governments, economic growth may be negatively impacted, which in turn may adversely affect our business, operations and financial performance.
The extent of the adverse impact of the pandemic on the global economy and markets will depend, in part, on the duration and severity of the measures taken to limit the spread of the virus and counter its impact, including further emergence of more easily transmissible and/or dangerous strains of COVID-19 and the availability, successful distribution and public acceptance of vaccines and treatments, and, in part, on the size and effectiveness of the compensating measures taken by governments, including additional stimulus legislation, and how quickly and to what extent normal economic and operating conditions can resume. To the extent the COVID-19 pandemic continues to adversely affect the global economy and/or our business, operations or financial performance, it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein, or may give rise to other risks not presently known to us or not currently expected to be significant to our business, operations or financial performance. We continue to closely monitor the potential adverse effects and impact on our operations, businesses and financial performance, including liquidity and capital usage, though the extent of the impact is difficult to fully and accurately predict at this time due to the continuing evolution of this uncertain situation. For further information, refer to “Operating environment” and “Credit Suisse” in “I—Credit Suisse results” in each of the 2022 Quarterly Reports.
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility.
Although we continue to strive to reduce our balance sheet and have made significant progress in implementing our strategy over the past few years, we also continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and in the future may cause, a significant decline in our net revenues and profitability.
Our businesses and organization are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal, regulatory and other developments in the countries in which we operate.
As a global financial services company, our businesses could be materially adversely affected by unfavorable global and local economic and market conditions, as well as geopolitical events and other developments in Europe, the U.S., Asia and elsewhere around the world (even in countries in which we do not currently conduct business). For example, the ongoing conflict between Russia and Ukraine could lead to regional and/or global instability, as well as adversely affect commodity and other financial markets or economic conditions. The U.S., the EU, the UK, Switzerland and other countries have imposed, and may further impose, financial and economic sanctions and export controls targeting certain Russian entities and/or individuals, and we may face restrictions on engaging with certain consumer and/or institutional businesses due to any current or impending sanctions and laws (including any Russian countermeasures), which could adversely affect our business. Further, numerous countries have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions, which could have an adverse effect on our operations and investments. Global equity markets continued their downward trend in 2022, and volatility increased. The economic environment may experience further volatility, increased inflation or other negative economic impacts. For further information, refer to “I—Information on the company—Regulation and supervision” and “Key risk developments” in “III—Treasury, Risk, Balance sheet and Off-balance sheet—Risk management” in the 2021 Annual Report.

Although the severity of the European sovereign debt crisis appears to have abated somewhat over recent years, political uncertainty, including in relation to the UK’s withdrawal from the EU, remains elevated and could cause disruptions in market conditions in Europe and around the world and could further have an adverse impact on financial institutions, including us. The economic and political impact of the UK leaving the EU, including on investments and market confidence in the UK and the remainder of the EU, may adversely affect our future results of operations and financial condition.
Following the UK’s withdrawal from the EU, our legal entities that are organized or operate in the UK face limitations on providing services or otherwise conducting business in the EU, which require us to implement significant changes to our legal entity structure. In addition, as part of an overarching global legal entity simplification program, the Group has developed a comprehensive EU entity strategy and is also defining a strategy to optimize the legal entity structure across other regions, including expediting the closure of redundant entities. There are a number of uncertainties that may affect the feasibility, scope and timing of the intended results, including the outcome of the ongoing negotiations between the EU and the UK for a framework for regulatory cooperation on financial services and the operation of their unilateral and autonomous processes for recognizing each other’s regulatory framework as equivalent. Finally, future significant legal and regulatory changes, including possible regulatory divergence between the EU and the UK, affecting us and our operations may require us to make further changes to our legal structure. The implementation of these changes has required, and may further require, the investment of significant time and resources and has increased, and may potentially further increase, operational, regulatory compliance, capital, funding and tax costs as well as our counterparties’ credit risk. For further information, refer to “UK-EU relationship” in “I—Information on the company—Regulation and supervision—Recent regulatory developments and proposals—EU” and “Corporate Governance framework” in “IV—Corporate Governance” in the 2021 Annual Report.
The environment of political uncertainty in countries and regions in which we conduct business may also affect our business. The increased popularity of nationalist and protectionist sentiments, including implementation of trade barriers and restrictions on market access, may result in significant shifts in national policy and a decelerated path to further European integration. Similar uncertainties exist regarding the impact of supply chain disruptions, labor shortages, wage pressures, rising inflation, the ongoing conflict between Russia and Ukraine and the continuing COVID-19 pandemic, any of which may be disruptive to global economic growth and may also negatively affect our business.
In the past, the low interest rate environment has adversely affected our net interest income and the value of our trading and non-trading fixed income portfolios, and resulted in a loss of customer deposits as well as an increase in the liabilities relating to our existing pension plans. Furthermore, while interest rates may remain relatively lower for a longer period of time, major central banks have begun increasing or signaling that they expect to increase interest rates in response to rising inflation concerns. Future changes in interest rates, including increasing interest rates or changes in the current short-term interest rates in our home market, could adversely affect our businesses and results. In addition, movements in equity markets have affected the value of our trading and non-trading equity portfolios, while the historical strength of the Swiss franc has adversely affected our revenues and net income and exposed us to currency exchange rate risk. Further, diverging monetary policies among the major economies in which we operate, in particular among the U.S. Federal Reserve System (the “Fed”), the European Central Bank and the Swiss National Bank (the “SNB”), may adversely affect our results.
Such adverse market or economic conditions may negatively impact our investment banking and wealth management businesses and adversely affect net revenues we receive from commissions and spreads. These conditions may result in lower investment banking client activity, adversely impacting our financial advisory and underwriting fees. Such conditions may also adversely affect the types and volumes of securities trades that we execute for customers. Cautious investor behavior in response to adverse conditions could result in generally decreased client demand for our products, which could negatively impact our results of operations and opportunities for growth. Unfavorable market and economic conditions have affected our businesses in the past, including the low interest rate environment, continued cautious investor behavior and changes in market structure. These negative factors could be reflected, for example, in lower commissions and fees from our client-flow sales and trading and asset management activities, including commissions and fees that are based on the value of our clients’ portfolios.
Our response to adverse market or economic conditions may differ from that of our competitors and an investment performance that is below that of competitors or asset management benchmarks could also result in a decline in assets under management and related fees, making it harder to attract new clients. There could be a shift in client demand away from more complex products, which may result in significant client deleveraging, and our results of operations related to wealth management and asset management activities could be adversely affected. Adverse market or economic conditions, including as a result of the COVID-19 pandemic, could exacerbate such effects.
In addition, several of our businesses engage in transactions with, or trade in obligations of, governmental entities, including supranational, national, state, provincial, municipal and local authorities. These activities can expose us to enhanced sovereign, credit-related, operational and reputational risks, which may also increase as a result of adverse market or economic conditions. Risks related to these transactions include the risks that a governmental entity may default on or restructure its obligations or may claim that actions taken by government officials were beyond the legal authority of those officials, which have in the past and may in the future adversely affect our financial condition and results of operations.
Adverse market or economic conditions could also affect our private equity investments. If a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit.
In addition to the macroeconomic factors discussed above, other political, social and environmental developments beyond our control, including terrorist attacks, cyber attacks, military conflicts, diplomatic tensions, economic or political sanctions, disease pandemics, war, political or civil unrest and widespread demonstrations, climate change, natural disasters, or infrastructure issues, such as transportation or power failures, could have a material adverse effect on economic and market conditions, market volatility and financial activity, with a potential related effect on our businesses and results. In addition, as geopolitical tensions rise, compliance with legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another jurisdiction, creating additional risks for our business.
For further information, refer to “Non-financial risk” in “III—Treasury, Risk, Balance sheet and Off-balance sheet—Risk management—Risk coverage and management” in the 2021 Annual Report.
Uncertainties regarding the discontinuation of benchmark rates may adversely affect our business, financial condition and results of operations and are requiring adjustments to our agreements with clients and other market participants, as well as to our systems and processes.
In July 2017, the UK Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it will no longer compel banks to submit rates for the calculation of the LIBOR benchmark after year-end 2021. Other IBORs may also be permanently discontinued or cease to be representative. In March 2021, the FCA confirmed that, consistent with its prior announcement, all CHF, EUR, British pound (“GBP”) and Japanese yen (“JPY”) LIBOR settings and the one-week and two-month USD LIBOR settings will permanently cease to be provided by any administrator or will no longer be representative immediately after December 31, 2021. As of January 1, 2022, these LIBOR settings are no longer available on a representative basis. Although the one-, three- and six-month GBP and JPY LIBOR settings remain published on a synthetic, temporary and non-representative basis, primarily to facilitate the transition of any residual legacy contract that the parties were unable to address in time, these synthetic LIBORs are not available for reference in new trading activity. The remaining USD LIBOR settings will permanently cease to be provided by any administrator or will no longer be representative immediately after June 30, 2023, providing additional time to address the legacy contracts that reference such USD LIBOR settings. However, there is no certainty that the extended period of time to transition to alternative reference rates (“ARRs”) is sufficient given how widely USD LIBOR is referenced. A number of initiatives have been developed to support the transition, such as the publication by the International Swaps and Derivatives Association, Inc. (“ISDA”) of Supplement number 70 to the 2006 ISDA Definitions (the “IBOR Supplement”) and the accompanying IBOR Protocol. Although these measures may help facilitate the derivatives markets’ transition away from IBORs, our clients and other market participants may not adhere to the IBOR Protocol or may not be otherwise willing to apply the provisions of the IBOR Supplement to relevant documentation. Furthermore, no similar multilateral mechanism exists to amend legacy loans or bonds, many of which must instead be amended individually, which may require the consent of multiple lenders or bondholders. As a consequence, there can be no assurance that market participants, including us, will be able to successfully modify all outstanding IBOR referencing contracts or otherwise be sufficiently prepared for the uncertainties resulting from cessation, potentially leading to disputes. Legislation has been proposed or enacted in a number of jurisdictions to address affected contracts without robust fallback provisions. For example, the United States has enacted the Adjustable Interest Rate (LIBOR) Act providing for the replacement of USD LIBOR-based benchmarks in certain agreements by operation of law. However, the scope of this legislation is limited. In addition, it is uncertain whether, when and how other jurisdictions will enact similar legislation. Furthermore, the terms and scope of existing and future legislative solutions may be inconsistent and potentially overlapping.
We have identified a significant number of our liabilities and assets, including credit instruments such as credit agreements, loans and bonds, linked to IBORs across our businesses that require transition to ARRs. The overwhelming majority of our legacy non-USD LIBOR portfolio has been remediated, either by active transition to ARRs, or by adding robust fallback provisions intended to govern the transition to ARRs upon the cessation of LIBORs. While we have a significant level of liabilities and assets linked to USD LIBOR, derivatives make up the majority of the legacy portfolio, and many of our derivative counterparts have already adhered to the IBOR Protocol. The discontinuation of IBORs or future changes in the administration of benchmarks could result in adverse consequences to the return on, value of and market for securities, credit instruments and other instruments whose returns or contractual mechanics are linked to any such benchmark, including those issued and traded by us. For example, ARR-linked products may not provide a term structure and may calculate interest payments differently than benchmark-linked products, which could lead to greater uncertainty with respect to corresponding payment obligations. The transition to ARRs also raises concerns of liquidity risk, which may arise due to slow acceptance, take-up and development of liquidity in products that use ARRs, leading to market dislocation or fragmentation. It is also possible that such products will perform differently to IBOR products during times of economic stress, adverse or volatile market conditions and across the credit and economic cycle, which may impact the value, return on and profitability of our ARR-based assets. The transition to ARRs also requires a change in contractual terms of existing products currently linked to IBORs.
Further, the replacement of IBORs with an ARR in existing securities and other contracts, or in internal discounting models, could negatively impact the value of and return on such existing securities, credit instruments and other contracts and result in mispricing and additional legal, financial, tax, operational, market, compliance, reputational, competitive or other risks to us, our clients and other market participants. For example, we may face a risk of litigation, disputes or other actions from clients, counterparties, customers, investors or others regarding the interpretation or enforcement of related contractual provisions or if we fail to appropriately communicate the effect that the transition to ARRs will have on existing and future products. Further, litigation, disputes or other action may occur as a result of the interpretation or application of legislation, in particular, if there is an overlap between legislation introduced in different jurisdictions. In addition, the transition to ARRs requires changes to our documentation, methodologies, processes, controls, systems and operations, which has resulted and may continue to result in increased effort and cost. There may also be related risks that arise in connection with the transition. For example, our hedging strategy may be negatively impacted or market risk may increase in the event of different ARRs applying to our assets compared to our liabilities. In particular, our swaps and similar instruments that reference an IBOR and that are used to manage long-term interest rate risk related to our credit instruments could adopt different ARRs than the related credit instruments, resulting in potential basis risk and potentially making hedging our credit instruments more costly or less effective. For further information on the replacement of IBORs, refer to “Replacement of interbank offered rates” in “II—Operating and financial review—Credit Suisse—Other information” in the 2021 Annual Report and in “I—Credit Suisse results—Credit Suisse—Regulatory developments and proposals” in the Third Quarter 2022 Report.
We may incur significant losses in the real estate sector.
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2021, our real estate loans as reported to the SNB totaled approximately CHF 147.9 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages and other real estate and commercial assets and products, including commercial mortgage-backed securities and residential mortgage-backed securities. Our real estate-related businesses and risk exposures could be adversely affected by any downturn in real estate markets, other sectors and the economy as a whole. In particular, we have exposure to commercial real estate, which has been impacted by the COVID-19 pandemic and resulting tight government controls and containment measures. Should these conditions persist or deteriorate, they could create additional risk for our commercial real estate-related businesses. In addition, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.

Holding large and concentrated positions can expose us to large losses.
Concentrations of risk can expose us to large losses given that we have provided or may in the future provide sizeable loans to, conduct sizeable transactions with and own securities holdings in, certain customers, clients, counterparties, industries, countries or any pool of exposures with a common risk characteristic. Decreasing economic growth in any sector in which we make significant commitments, for example, through underwriting, lending or advisory services, could also negatively affect our net revenues. In addition, a significant deterioration in the credit quality of one of our borrowers or counterparties could lead to concerns about the creditworthiness of other borrowers or counterparties in similar, related or dependent industries. This type of interrelationship could exacerbate our credit, liquidity and market risk exposure and potentially cause us to incur losses.
We have significant risk concentration in the financial services industry as a result of the large volume of transactions we routinely conduct with broker-dealers, banks, funds and other financial institutions, and in the ordinary conduct of our business, we can be subject to risk concentration with a particular counterparty. In addition, we, and other financial institutions, may pose systemic risk in a financial or credit crisis, and may be vulnerable to market sentiment and confidence, particularly during periods of severe economic stress. We, like other financial institutions, continue to adapt our practices and operations in consultation with our regulators to better address an evolving understanding of our exposure to, and management of, systemic risk and risk concentration to financial institutions. Regulators continue to focus on these risks, and there are numerous new regulations and government proposals, and significant ongoing regulatory uncertainty, about how best to address them. There can be no assurance that the changes in our industry, operations, practices and regulation will be effective in managing these risks. For further information, refer to “I—Information on the company—Regulation and supervision” in the 2021 Annual Report and “II—Treasury, risk, balance sheet and off-balance sheet—Capital management—Regulatory framework” in each of the 2022 Quarterly Reports.
Risk concentration can cause us to suffer losses even when economic and market conditions are generally favorable for others in our industry.
Our hedging strategies may not prevent losses.
If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we can incur losses. We may be unable to purchase hedges or be only partially hedged, or our hedging strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.
Market risk may increase the other risks that we face.
In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate the other risks that we face. For example, if we were to incur substantial trading losses, our need for liquidity could rise sharply while our access to liquidity could be impaired. In conjunction with another market downturn, our customers and counterparties could also incur substantial losses of their own, thereby weakening their financial condition and increasing our credit and counterparty risk exposure to them.
We can suffer significant losses from our credit exposures.
Our businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures exist across a wide range of transactions that we engage in with a large number of clients and counterparties, including lending relationships, commitments and letters of credit, as well as derivative, currency exchange and other transactions. Our exposure to credit risk can be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or instruments. For example, adverse economic effects arising from the COVID-19 pandemic, such as disruptions to economic activity and global supply chains, labor shortages, wage pressures and rising inflation, will likely continue to negatively impact the creditworthiness of certain counterparties and result in increased credit losses for our businesses. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. Any inability to reduce these positions may not only increase the market and credit risks associated with such positions, but also increase the level of RWA on our balance sheet, thereby increasing our capital requirements, all of which could adversely affect our businesses. For information on management of credit risk, refer to “Credit risk” in “III—Treasury, Risk, Balance sheet and Off-balance sheet—Risk management—Risk coverage and management” in the 2021 Annual

Report and “II—Treasury, risk, balance sheet and off-balance sheet—Risk management” in each of the 2022 Quarterly Reports.
Our regular review of the creditworthiness of clients and counterparties for credit losses does not depend on the accounting treatment of the asset or commitment. Changes in creditworthiness of loans and loan commitments that are fair valued are reflected in trading revenues.
The determination by the Group’s management of the provision for credit losses is subject to significant judgment, and we may not accurately assess or mitigate all areas of exposure. Our banking businesses may need to increase their provisions for credit losses or may record losses in excess of the previously determined provisions if our original estimates of loss prove inadequate, which could have a material adverse effect on our results of operations. Our accounting standards generally require management to estimate lifetime CECL on our credit exposure held at amortized cost. Our adoption of the CECL accounting standard in 2020 has resulted and could in the future result in greater volatility in earnings and capital levels due to economic developments or occurrence of an extreme and statistically rare event that cannot be adequately reflected in the CECL model. For example, the effects surrounding the continuation of the COVID-19 pandemic could have an adverse effect on the Group’s credit loss estimates and goodwill assessments in the future, which could have a significant impact on our results of operations and regulatory capital. In addition, we are applying model overlays, as the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range. We can suffer unexpected losses if the models and assumptions that are used to estimate our allowance for credit losses are not sufficient to address our credit losses. For information on provisions for credit losses and related risk mitigation, refer to “Note 1—Summary of significant accounting policies,” “Note 9—Provision for credit losses,” “Note 19—Loans” and “Note 20—Financial instruments measured at amortized cost and credit losses,” each in “VI—Consolidated financial statements—Credit Suisse Group” in the 2021 Annual Report and “II—Treasury, risk, balance sheet and off-balance sheet—Risk management” and “Note 9—Provision for credit losses,” “Note 18—Loans” and “Note 19—Financial instruments measured at amortized cost and credit losses,” each in “III—Condensed consolidated financial statements—unaudited” in each of the 2022 Quarterly Reports.
Under certain circumstances, we may assume long-term credit risk, extend credit against illiquid collateral and price derivative instruments aggressively based on the credit risks that we take. As a result of these risks, our capital and liquidity requirements may continue to increase.
Defaults by one or more large financial institutions could adversely affect financial markets generally and us specifically.
Concerns, rumors about or an actual default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is typically referred to as systemic risk. Concerns about defaults by and failures of many financial institutions could lead to losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also increase if the collateral we hold cannot be realized or can only be liquidated at prices insufficient to cover the full amount of the exposure.
The information that we use to manage our credit risk may be inaccurate or incomplete.
Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also lack correct and complete information with respect to the credit or trading risks of a counterparty or risk associated with specific industries, countries and regions or misinterpret such information that is received or otherwise incorrectly assess a given risk situation. Additionally, there can be no assurance that measures instituted to manage such risk will be effective in all instances.
STRATEGY RISK
We may not achieve some or all of the expected benefits of the strategic initiatives we have announced.
On October 27, 2022, we announced a comprehensive new strategic direction for the Group and significant changes to its structure and organization, including establishing a more capital-light Investment Bank, divesting non-core businesses and accelerating cost reduction. We have announced our objective to implement most of these measures by 2025.
Our goals, our strategy for implementing them, and the completion of these measures are based on a number of key assumptions, including in relation to the future economic environment and the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain financial goals, and the confidence of clients, counterparties, employees and other stakeholders, including regulatory authorities, in this strategy and in our ability to implement it. If any of these assumptions prove inaccurate in whole or in part, we may not be able to achieve some or all of the expected benefits of our strategic initiatives, including generating the intended structural cost savings, strengthening and reallocating our capital, reducing our RWA in certain divisions, divesting non-core businesses, generating future and sustainable returns, and achieving our other targets and strategic goals. The breadth of our strategic initiatives and goals also increases the challenges and risks of executing and implementing them. If we are unable to implement our strategy successfully in whole or in part, or should the strategic initiatives once implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected. Even if we are able to successfully implement our strategy, our proposed goals may increase our exposure to certain risks, including but not limited to credit risks, market risks, liquidity risks, operational risks and regulatory risks, and such risks may evolve in a way that is not under our control or entirely possible to predict.
Our strategy involves a change in focus within certain areas of our business, including exiting certain businesses. For example, we have announced our intention to transfer a majority of the assets of Securitized Products Group (“SPG”) and carve out CS First Boston as an independent investment bank for the capital markets and advisory businesses. These changes may have negative effects in these and other areas of our business and may result in an adverse effect on our business as a whole.
Moreover, any reputational harm resulting from prior events or from reactions to our strategic initiatives may make it more difficult to implement those strategic initiatives or achieve the related targets and objectives.
We anticipate that revenues and income for the Investment Bank will be materially reduced by the planned transfer of the majority of SPG’s assets, as well as by the targeted reduction in capital for the Investment Bank. Our ability to attract and retain clients also may be adversely affected by these changes. The capital-light Investment Bank is also likely to face increased competition in areas such as leveraged finance and underwriting, particularly from competitors that have access to larger amounts of capital. In addition, the new structure of the Investment Bank may pose challenges for the division to build upon other businesses and relationships of the Group and may limit the division’s ability to deliver cross-selling opportunities to other Group businesses.
Market conditions, the ability to attract potential purchasers, regulatory approvals and consents, and other similar uncertainties may also affect our ability to dispose of assets, achieve favorable prices or terms for these disposals, or complete any announced but not yet completed disposals, which may lead us to dispose of assets at a loss, at a higher than expected loss, hold these assets for a longer period of time than desired or planned, or fail to dispose of assets at all. A significant element of our strategic plans is to transfer a majority of SPG’s assets. As announced on November 15, 2022, we have entered into definitive transaction agreements to sell a significant portion of our SPG and other related financing businesses to certain entities and funds managed by affiliates of Apollo Global Management. Closing of the transaction is expected in the first half of 2023, subject to regulatory approvals, customer consents and other customary closing conditions. If we are unable to dispose of these assets as proposed or announced, including the contemplated sale of other portfolio assets to third-party investors, we may not be able to reduce our RWAs and leverage exposure according to plan or achieve the capital targets set out in our strategy. For more information on the SPG transaction, refer to the Form 6-K dated November 15, 2022.
In addition, we anticipate these disposals and changes to the Group may result in further impairments and write-downs, including in relation to goodwill and the revaluation of our deferred tax assets, which may have a material adverse effect on our results of operations and financial condition. These changes may also lead to further impairments of the capital effective component of the values of Credit Suisse AG (parent company)’s participations in certain of its subsidiaries, which would negatively impact its Swiss common equity tier 1 (“CET1”) ratio.
Our strategy also includes certain financial goals and targets. Our ability to achieve these targets is based on a number of macroeconomic factors and underlying business assumptions, such as a higher interest rate environment and our ability to hold and attract client assets at levels and rates similar to those in the past. For example, a period of stagflation may have negative effects on our ability to achieve our financial goals and targets.

Furthermore, we do not expect geopolitical risks to escalate significantly. Deviations from any of these assumptions would impact our ability to achieve our financial goals and targets.
We are also seeking to achieve significant cost savings as part of our plan. We are targeting to reduce our costs based on the assumption that, in addition to specific strategic business exit and curtailment activities that account for a significant proportion of the intended cost savings, more savings can be achieved through efficiency measures. Implementing these measures will entail the incurrence of significant restructuring expenses, including software and real estate impairments, estimated to be on the order of CHF 2.9 billion through the end of 2024, although they could exceed this level. These measures include de-scoping of business and internal footprint, organizational effectiveness and simplification, workforce management and third-party cost management. Furthermore, we have identified short-term actions to set the right trajectory to meet our cost ambitions. These include a 5% planned reduction in permanent headcount by the end of 2022, and, in 2023, a 30% reduction in contractor spend and a 50% reduction in consultancy spend. Our ability to achieve these cost savings is dependent on the execution of these measures on time and to their full extent. There is also a risk that these measures impact the revenue generation capabilities of the business beyond what has been taken into account currently for the strategic business curtailment activities. In addition, our planned exit from certain businesses and disposals of certain assets may entail higher costs or take more time than anticipated and accordingly impact our ability to achieve our targeted cost savings. Furthermore, additional costs could arise from any number of anticipated or unanticipated developments, such as costs relating to compliance with additional regulatory requirements and increased regulatory charges.
Across all our businesses, we need to attract and retain highly qualified employees. The anticipated changes in the Group as part of our strategic initiatives may negatively impact our ability to hire and retain highly qualified employees, including due to any changes or reductions in compensation. If we are unable to attract and/or retain highly qualified employees across our businesses, this may have a material adverse effect on our ability to implement our strategy. See also “—We must recruit and retain highly skilled employees.”
For further information on our strategic direction, refer to “Credit Suisse—Strategic Review.”
COUNTRY AND CURRENCY EXCHANGE RISK
Country risks may increase market and credit risks we face.
Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may in the future be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises, monetary controls or other factors, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign currency or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.
We may face significant losses in emerging markets.
An element of our strategy is to increase our wealth management businesses in emerging market countries. Our implementation of this strategy will increase our existing exposure to economic instability in those countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at limiting emerging market risk, however, may not always succeed. In addition, various emerging market countries have experienced and may continue to experience severe economic, financial and political disruptions or slower economic growth than in previous years, including significant devaluations of their currencies, defaults or threatened defaults on sovereign debt and capital and currency exchange controls. In addition, sanctions have been imposed on certain individuals and companies in these markets that prohibit or restrict dealings with them and certain related entities and further sanctions are possible. The possible effects of any such disruptions may include an adverse impact on our businesses and increased volatility in financial markets generally.
Currency fluctuations may adversely affect our results of operations.
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the U.S. dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs, and we do not fully hedge our capital position against changes in currency exchange rates. The Swiss franc remained strong in 2021.
As we incur a significant part of our expenses in Swiss francs while we generate a large proportion of our revenues in other currencies, our earnings are sensitive to changes in the exchange rates between the Swiss franc and other major currencies. Although we have implemented a number of measures designed to offset the impact of exchange rate fluctuations on our results of operations, the appreciation of the Swiss franc in particular and exchange rate volatility in general have had an adverse impact on our results of operations and capital position in recent years and may continue to have an adverse effect in the future.
OPERATIONAL, RISK MANAGEMENT AND ESTIMATION RISKS
We are exposed to a wide variety of operational risks, including cybersecurity and other information technology risks.
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology, third-party suppliers and the telecommunications infrastructure as well as from the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex, and we may face additional technology risks due to the global nature of our operations. Our business depends on our ability to process a large volume of diverse and complex transactions within a short space of time, including derivatives transactions, which have increased in volume and complexity. We may rely on automation, robotic processing, machine learning and artificial intelligence for certain operations, and this reliance may increase in the future with corresponding advancements in technology, which could expose us to additional cybersecurity risks. We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded or accounted for. Cybersecurity and other information technology risks for financial institutions have significantly increased in recent years and we may face an increased risk of cyber attacks or heightened risks associated with a lesser degree of data and intellectual property protection in certain foreign jurisdictions in which we operate. Regulatory requirements in these areas have increased and are expected to increase further, which may vary and potentially conflict across different jurisdictions.
Information security, data confidentiality and integrity are of critical importance to our businesses, and there has been recent regulatory scrutiny on the ability of companies to safeguard personal information of individuals in accordance with data protection regulation, including the European General Data Protection Regulation and the Swiss Federal Act on Data Protection. Governmental authorities, employees, individual customers or business partners may initiate proceedings against us as a result of security breaches affecting the confidentiality or integrity of personal data, as well as the failure, or perceived failure, to comply with data protection regulations. The adequate monitoring of operational risks and adherence to data protection regulations have also come under increased regulatory scrutiny. Any failure by us to adequately ensure the security of data and to address the increased technology-related operational risks could also lead to regulatory sanctions or investigations and a loss of trust in our systems, which may adversely affect our reputation, business and operations. For further information on regulatory developments related to cybersecurity and data protection, refer to “Recent regulatory developments and proposals—Switzerland—Data Protection Act,” “Regulatory Framework—Switzerland—Cybersecurity,” “Regulatory Framework—US—Cybersecurity” and “Regulatory Framework—EU—Data protection regulation,” each in “I—Information on the company—Regulation and supervision” in the 2021 Annual Report and to “I—Credit Suisse results—Credit Suisse—Regulatory developments and proposals” in the First Quarter 2022 Report.
Threats to our cybersecurity and data protection systems require us to dedicate significant financial and human resources to protect the confidentiality, integrity and availability of our systems and information. Despite our wide range of security measures, it is not always possible to anticipate the evolving threat landscape and mitigate all risks to our systems and information. These threats may derive from human error, misconduct (including errors in judgment, fraud or malice and/or engaging in violations of applicable laws, rules, policies or procedures), or may result from accidental technological failure. There may also be attempts to fraudulently induce employees, clients, third parties or other users of our systems to disclose sensitive information in order to gain access to our data or that of our clients. We could also be affected by risks to the systems and information of our clients, vendors, service providers, counterparties and other third parties. For example, remote working may require our employees to use third party technology, which may not provide the same level of information security as our own information systems. Risks relating to cyber attacks on our vendors and other third parties have also been increasing due to more frequent and severe supply chain attacks impacting software and information technology service providers in recent years. Security breaches may involve substantial remediation costs, affect our ability to carry out our businesses or impair the trust of our clients or potential clients, any of which could have a material adverse effect on our business and financial results. In addition, we may introduce new products or services or change processes, resulting in new operational risks that we may not fully appreciate or identify.
The ongoing global COVID-19 pandemic has led to a wide-scale and prolonged shift to remote working for our employees, which increases the vulnerability of our information technology systems and the likelihood of damage as a result of a cybersecurity incident. For example, the use of remote devices to access the firm’s networks could impact our ability to quickly detect and mitigate security threats and human errors as they arise. Additionally, it is more challenging to ensure the comprehensive roll-out of system security updates and we also have less visibility over the physical security of our devices and systems. Our customers have also increasingly relied on remote (digital) banking services during the COVID-19 pandemic. This has resulted in a greater demand for our information technology infrastructure and increases the potential significance of any outage or cybersecurity incident that may occur. Due to the evolving nature of cybersecurity risks and our reduced visibility and control in light of remote working in the context of the global COVID-19 pandemic, our efforts to provide appropriate policies and security measures may prove insufficient to mitigate all cybersecurity and data protection threats. The rise in remote access, by both our employees and customers, has increased the burden on our information technology systems and may cause our systems (and our ability to deliver our services) to become slow or fail entirely. Any slowdown in our service delivery or any system outage due to overutilization will have a negative impact on our business and reputation.
We and other financial institutions have suffered cyber attacks, information or security breaches, personal data breaches and other forms of attacks, incidents and failures. Cybersecurity risks have also significantly increased in recent years in part due to the growing number and increasingly sophisticated activities of malicious cyber actors, including organized crime groups, state-sponsored actors, terrorist organizations, extremist parties and hackers. In addition, we have been and will continue to be subject to cyber attacks, information or security breaches, personal data breaches and other forms of attacks, incidents and failures involving disgruntled employees, activists and other third parties, including those engaging in corporate espionage. We expect to continue to be the target of such attacks in the future, and we may experience other forms of cybersecurity or data protection incidents or failures in the future. In the event of a cyber attack, information or security breach, personal data breach or technology failure, we have experienced and may in the future experience operational issues, the infiltration of payment systems or the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information relating to us, our clients, employees, vendors, service providers, counterparties or other third parties. Emerging technologies, including the increasing use of automation, artificial intelligence and robotics, as well as the broad utilization of third-party financial data aggregators, could further increase our cybersecurity risk and exposure.
Given our global footprint and the high volume of transactions we process, the large number of clients, partners and counterparties with which we do business, our growing use of digital, mobile, cloud- and internet-based services, and the increasing frequency, sophistication and evolving nature of cyber attacks, a cyber attack, information or security breach, personal data breach or technology failure may occur without detection for an extended period of time. In addition, we expect that any investigation of a cyber attack, information or security breach, personal data breach or technology failure will be inherently unpredictable and it may take time before any investigation is complete. These factors may inhibit our ability to provide timely, accurate and complete information about the event to our clients, employees, regulators, other stakeholders and the public. During such time, we may not know the extent of the harm or how best to remediate it and certain errors or actions may be repeated or compounded before they are discovered and rectified, all or any of which would further increase the costs and consequences of a cyber attack, information or security breach, personal data breach or technology failure.
If any of our systems do not operate properly or are compromised as a result of cyber attacks, information or security breaches, personal data breaches, technology failures, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact, we could, among other things, be subject to litigation or suffer financial loss not covered by insurance, a disruption of our businesses, liability to our clients, employees, counterparties or other third parties, damage to relationships with our vendors or service providers, regulatory intervention or reputational damage. Any such event could also require us to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. We may also be required to expend resources to comply with new and increasingly expansive regulatory requirements related to cybersecurity.
We may suffer losses due to employee misconduct.
Our businesses are exposed to risk from potential non-compliance with policies or regulations, employee misconduct or negligence and fraud, which could result in civil, regulatory or criminal investigations, litigation and charges, regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to, for example, the actions of traders executing unauthorized trades or other employee misconduct. It is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect this activity have not always been, and may not always be, fully effective.
Our risk management procedures and policies may not be fully effective in mitigating our risk exposures in all market environments or against all types of risk, which can result in unexpected, material losses in the future.
We seek to monitor and control our risk exposure through a broad and diversified set of risk management policies and procedures as well as hedging strategies, including the use of models in analyzing and monitoring the various risks we assume in conducting our activities. These risk management strategies, techniques, models, procedures and policies, however, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify, anticipate or mitigate, in whole or in part, which may result in unexpected, material losses.
Some of our quantitative tools and metrics for managing risk, including value-at-risk and economic risk capital, are based upon our use of observed historical market behavior. Our risk management tools and metrics may fail to predict important risk exposures. In addition, our quantitative modeling does not take all risks into account and makes numerous assumptions and judgments regarding the overall environment, and therefore cannot anticipate every market development or event or the specifics and timing of such outcomes. As a result, risk exposures could arise from factors we did not anticipate or correctly evaluate in our statistical models. This could limit our ability to manage our risks, and in these and other cases, it can also be difficult to reduce our risk positions due to the activity of other market participants or widespread market dislocations. As a result, our losses may be significantly greater than what the historical measures may indicate.
In addition, inadequacies or lapses in our risk management procedures and policies can expose us to unexpected losses, and our financial condition or results of operations could be materially and adversely affected. For example, in respect of the Archegos matter, the independent report found, among other things, a failure to effectively manage risk in the Investment Bank’s prime services business by both the first and second lines of defense as well as a lack of risk escalation. Such inadequacies or lapses can require significant resources and time to remediate, lead to non-compliance with laws, rules and regulations, attract heightened regulatory scrutiny, expose us to regulatory investigations or legal proceedings and subject us to litigation or regulatory fines, penalties or other sanctions, or capital surcharges or add-ons. In addition, such inadequacies or lapses can expose us to reputational damage. If existing or potential customers, clients or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us, which could have a material adverse effect on our results of operation and financial condition. For information on our risk management, refer to “III—Treasury, Risk, Balance sheet and Off-balance sheet—Risk management” in the 2021 Annual Report and “II—Treasury, risk, balance sheet and off-balance sheet—Risk management” in each of the 2022 Quarterly Reports.
Our actual results may differ from our estimates and valuations.
We make estimates and valuations that affect our reported results, including determining the fair value of certain assets and liabilities, establishing provisions for contingencies and losses for loans, litigation and regulatory proceedings, accounting for goodwill and intangible asset impairments, evaluating our ability to realize deferred tax assets, valuing equity-based compensation awards, modeling our risk exposure and calculating expenses and liabilities associated with our pension plans. These estimates are based on judgment and available information, and our actual results may differ materially from these estimates. For more information on these estimates and valuations, refer to “Critical accounting estimates” in “II—Operating and financial review” and “Note 1—Summary of significant accounting policies” in “VI—Consolidated financial statements—Credit Suisse Group” in the 2021 Annual Report.

Our estimates and valuations rely on models and processes to predict economic conditions and market or other events that might affect the ability of counterparties to perform their obligations to us or impact the value of assets. To the extent our models and processes become less predictive due to unforeseen market conditions, illiquidity or volatility, our ability to make accurate estimates and valuations could be adversely affected.
Our accounting treatment of off-balance sheet entities may change.
We enter into transactions with special purpose entities (“SPEs”) in our normal course of business, and certain SPEs with which we transact and conduct business are not consolidated and their assets and liabilities are off-balance sheet. We may have to exercise significant management judgment in applying relevant accounting consolidation standards, either initially or after the occurrence of certain events that may require us to reassess whether consolidation is required. Accounting standards relating to consolidation, and their interpretation, have changed and may continue to change. If we are required to consolidate an SPE, its assets and liabilities would be recorded on our consolidated balance sheets and we would recognize related gains and losses in our consolidated statements of operations, and this could have an adverse impact on our results of operations and capital and leverage ratios. For more information on our transactions with and commitments to SPEs, refer to “III—Treasury, Risk, Balance sheet and Off-balance sheet—Balance sheet and off-balance sheet—Off-balance sheet” in the 2021 Annual Report and “II—Treasury, risk, balance sheet and off-balance sheet—Balance sheet and off-balance sheet—Off-balance sheet” in each of the 2022 Quarterly Reports.
We are exposed to climate change risks, which could adversely affect our reputation, business operations, clients and customers, as well as the creditworthiness of our counterparties.
We operate in many regions, countries and communities around the world where our businesses, and the activities of our clients, could be impacted by climate change, which poses both short- and long-term risks to us and our clients. Climate change could expose us to financial risk either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy or in the regulation of financial institutions with respect to climate change risks) effects. Transition risks could be further accelerated by the increasingly frequent occurrence of changes in the physical climate, such as hurricanes, floods, wildfires and extreme temperatures.
Physical and transition climate risks could have a financial impact on us either directly, through our physical assets, costs and operations, or indirectly, through our financial relationships with our clients. These risks are varied and include, but are not limited to, the risk of declines in asset values, including in connection with our real estate investments, credit risk associated with loans and other credit exposures to our clients, business risk, including loss of revenues associated with reducing exposure to traditional business with clients that do not have a credible transition plan, decreased assets under management if such clients decide to move assets away, increased defaults and reallocation of capital as a result of changes in global policies, and regulatory risk, including ongoing legislative and regulatory uncertainties and changes regarding climate risk management and best practices. Additionally, the risk of reduced availability of insurance, operational risk related to buildings we own and our infrastructure, the risk of significant interruptions to business operations, as well as the need to make changes in response to those consequences are further examples of climate-related risks.
At our 2020 Investor Day, we announced our ambition to achieve net zero emissions from our financing activities no later than 2050, with intermediate emissions goals to be defined for 2030, as part of our approach to align our financing with the objectives of the Paris Agreement. In order to reach these ambitions and goals, or any other related aspirations we may set from time to time, we will need to incorporate climate considerations into our business strategy, products and services and our financial and non-financial risk management processes, and may incur significant cost and effort in doing so. Further, national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding Environmental, Social and Governance (“ESG”) initiatives are under continuous development, may rapidly change and are subject to different interpretations. There can be no assurance that these standards, practices, regulatory requirements and market expectations will not be interpreted differently than our interpretation when setting our related goals and ambitions, or change in a manner that substantially increases the cost or effort for us to achieve such goals and ambitions, or that our goals and ambitions may prove to be considerably more difficult or even impossible to achieve. This may be exacerbated if we choose or are required to accelerate our goals and ambitions based on national or international regulatory developments or stakeholder expectations. In addition, data relating to ESG, including climate change, may be limited in availability and variable in quality and consistency, which may limit our ability to perform robust climate-related risk analyses and realize our ambitions and goals.

Given the growing volume of nascent climate and sustainability-related laws, rules and regulations, increasing demand from various stakeholders for environmentally sustainable products and services and regulatory scrutiny, we and other financial institutions may be subject to increasing litigation, enforcement and contract liability risks in connection with climate change, environmental degradation and other ESG-related issues. In addition, our reputation and client relationships may be damaged by our or our clients’ involvement in certain business activities associated with climate change or as a result of negative public sentiment, regulatory scrutiny or reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy. If we fail to appropriately measure and manage the various risks we face as a result of climate change, fail to achieve the goals and ambitions we have set (or can only do so at a significant expense to our business), or fail to adapt our strategy and business model to the changing regulatory requirements and market expectations, our reputation, business, results of operations and financial condition could be materially adversely affected. For information on our risk management procedures and regulatory developments relating to climate change, refer to “Key risk developments—Climate change” and “Climate-related risks” in “III—Treasury, Risk, Balance sheet and Off-balance sheet—Risk management” in the 2021 Annual Report and to “I—Credit Suisse results—Credit Suisse—Regulatory developments and proposals” in the First Quarter 2022 Report.
LEGAL, REGULATORY AND REPUTATIONAL RISKS
Our exposure to legal liability is significant.
We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms continue to increase in many of the principal markets in which we operate.
We and our subsidiaries are subject to a number of material legal proceedings, regulatory actions and investigations, and an adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, depending, in part, on our results for such period. For information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses, refer to “Note 40—Litigation” in “VI—Consolidated financial statements—Credit Suisse Group” in the 2021 Annual Report and “Note 33—Litigation” in “III—Condensed consolidated financial statements—unaudited” in each of the 2022 Quarterly Reports.
It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Management is required to establish, increase or release reserves for losses that are probable and reasonably estimable in connection with these matters, all of which requires the application of significant judgment and discretion. For further information, refer to “Critical accounting estimates” in “II—Operating and financial review” and “Note 1—Summary of significant accounting policies” in “VI—Consolidated financial statements—Credit Suisse Group” in the 2021 Annual Report.
Our business is highly regulated, and existing, new or changed laws, rules and regulations may adversely affect our business and ability to execute our strategic plans.
In many areas of our business, we are subject to extensive laws, rules and regulations by governments, governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, the EU, the UK, the U.S. and other jurisdictions in which we operate. We have in the past faced, and expect to continue to face, increasingly extensive and complex laws, rules, regulations and regulatory scrutiny and possible enforcement actions. In recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have increased significantly. We expect such increased regulation and enforcement to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, and to negatively affect our ability to conduct certain types of business. These increased costs and negative impacts on our business could adversely affect our profitability and competitive position. These laws, rules and regulations often serve to limit our activities, including through the application of increased or enhanced capital, leverage and liquidity requirements, the implementation of additional capital surcharges for risks related to operational, litigation, regulatory and similar matters, customer protection and market conduct regulations, anti-money laundering, anti-corruption and anti-bribery laws, rules and regulations, and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives. To the extent we are required to divest certain businesses, we could incur losses, as we may be forced to sell such businesses at a discount, which in certain instances could be substantial, as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating similar investments at the same time.
Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk, including ring-fencing certain activities and operations within specific legal entities. These regulations and requirements could require us to reduce assets held in certain subsidiaries or inject capital or other funds into or otherwise change our operations or the structure of our subsidiaries and the Group. Differences in the details and implementation of such regulations may further negatively affect us, as certain requirements are currently not expected to apply equally to all of our competitors or to be implemented uniformly across jurisdictions.
Moreover, as a number of these requirements are currently being finalized and implemented, their regulatory impact may further increase in the future and their ultimate impact cannot be predicted at this time. For example, the Basel III reforms are still being finalized and implemented and/or phased in, as applicable. The additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by Basel III, as implemented in Switzerland, together with more stringent requirements imposed by the Swiss legislation and their application by FINMA, and the related implementing ordinances and actions by our regulators, have contributed to our decision to reduce RWA and the size of our balance sheet, and could potentially affect our business, impact our access to capital markets and increase our funding costs. In addition, various reforms in the U.S., including the “Volcker Rule” and derivatives regulation, have imposed, and will continue to impose, new regulatory duties on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. Recent Commodity Futures Trading Commission, SEC and Fed rules and proposals have materially increased, or could in the future materially increase, the operating costs, including margin requirements, compliance, information technology and related costs, associated with our derivatives businesses with U.S. persons, while at the same time making it more difficult for us to operate a derivatives business outside the U.S. Further, in 2014, the Fed adopted a final rule under the Dodd-Frank Wall Street Reform and Consumer Protection Act that introduced a new framework for regulation of the U.S. operations of foreign banking organizations such as ours. Implementation is expected to continue to result in us incurring additional costs and to affect the way we conduct our business in the U.S., including through our U.S. intermediate holding company. Further, current and possible future cross-border tax regulation with extraterritorial effect, such as the U.S. Foreign Account Tax Compliance Act, the Organisation for Economic Co-operation and Development global minimum tax rate levels and rules (“Pillar Two”) and other bilateral or multilateral tax treaties and agreements on the automatic exchange of information in tax matters, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses, and, as concerns the Pillar Two system of global minimum tax, may affect our tax rate. In addition, the U.S. tax reform enacted on December 22, 2017 introduced substantial changes to the U.S. tax system, including the lowering of the corporate tax rate and the introduction of the U.S. base erosion and anti-abuse tax. Additionally, implementation of regulations such as the Capital Requirements Directive V (“CRD V”) in the EU, the FinSA in Switzerland, and other reforms may negatively affect our business activities. Whether or not the FinSA, together with supporting or implementing ordinances and regulations, will be deemed equivalent to the Markets in Financial Instruments Directive (Directive 2014/65/EU), as amended (“MiFID II”), currently remains uncertain. Swiss banks, including us, may accordingly be limited from participating in certain businesses regulated by MiFID II. Finally, we expect that total loss-absorbing capacity (“TLAC”) requirements, currently in force in Switzerland, the U.S. and in the UK, as well as in the EU and which are being finalized in many other jurisdictions, as well as new requirements and rules with respect to the internal total loss-absorbing capacity (“iTLAC”) of global systemically important banks (G-SIBs) and their operating entities, may increase our cost of funding and restrict our ability to deploy capital and liquidity on a global basis as needed once the TLAC and iTLAC requirements are implemented across all relevant jurisdictions. For further information on recent changes to tax law, refer to “I—Credit Suisse results—Credit Suisse—Regulatory developments and proposals” in the Third Quarter 2022 Report.
We are subject to economic sanctions laws and regulatory requirements of various countries. These laws and regulatory requirements generally prohibit or restrict transactions involving certain countries/territories and parties. Our costs of monitoring and complying with frequent, complex, and potentially conflicting changes to applicable economic sanctions laws and regulatory requirements have increased and there is an increased risk that we may not identify and stop prohibited activities before they occur or that we may otherwise fail to comply with economic sanctions laws and regulatory requirements. Any conduct targeted by or in violation of a sanctions program could subject us to significant civil and potentially criminal penalties or other adverse consequences. For further information, refer to “Sanctions” in “I—Information on the company—Regulation and supervision—Recent regulatory developments and proposals—US” in the 2021 Annual Report.
We expect the financial services industry and its members, including us, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2022 and beyond, in particular, uncertainty in relation to the future U.S. regulatory agenda, which includes a variety of proposals to change existing regulations or the approach to regulation of the financial industry as well as potential new tax policy, and potential changes in regulation following the UK’s withdrawal from the EU and the results of European national elections. In addition, we face regulatory and legislative uncertainty in the U.S. and other jurisdictions with respect to climate change, including with respect to any new or changing disclosure requirements. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.
Despite our best efforts to comply with applicable laws, rules and regulations, a number of risks remain, particularly in areas where applicable laws, rules or regulations may be unclear or inconsistent across jurisdictions or where governments, regulators or international bodies, organizations or unions revise their previous guidance or courts overturn previous rulings. Additionally, authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties, deferred prosecution agreements or other disciplinary action. Such matters have in the past and could in the future materially adversely affect our results of operations and seriously harm our reputation.
For a description of our regulatory regime and a summary of some of the significant regulatory and government reform proposals affecting the financial services industry, refer to “I—Information on the company—Regulation and supervision” in the 2021 Annual Report. For information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards, refer to “Liquidity and funding management” and “Capital management,” each in “III—Treasury, Risk, Balance sheet and Off-balance sheet” in the 2021 Annual Report and “II—Treasury, risk, balance sheet and off-balance sheet” in each of the 2022 Quarterly Reports.
Damage to our reputation can significantly harm our businesses, including our competitive position and business prospects.
We suffered reputational harm as a result of the Archegos and SCFF matters and may suffer further reputational harm in the future as a result of these matters or other events. Our ability to attract and retain customers, clients, investors and employees, and conduct business transactions with our counterparties, can be adversely affected to the extent our reputation is damaged. Harm to our reputation can arise from various sources, including if our comprehensive procedures and controls fail, or appear to fail, to prevent employee misconduct, negligence and fraud, to address conflicts of interest and breach of fiduciary obligations, to produce materially accurate and complete financial and other information, to identify credit, liquidity, operational and market risks inherent in our business or to prevent adverse legal or regulatory actions or investigations. Additionally, our reputation can be harmed by compliance failures, information or security breaches, personal data breaches, cyber incidents, technology failures, challenges to the suitability or reasonableness of our particular trading or investment recommendations or strategies and the activities of our customers, clients, counterparties and third parties. Actions by the financial services industry generally or by certain members or individuals in the industry also can adversely affect our reputation. In addition, our reputation may be negatively impacted by our ESG practices and disclosures, including those related to climate change and how we address ESG concerns in our business activities, or by our clients’ involvement in certain business activities associated with climate change. Adverse publicity or negative information in the media, posted on social media by employees, or otherwise, whether or not factually correct, can also adversely impact our business prospects or financial results, which risk can be magnified by the speed and pervasiveness with which information is disseminated through those channels.
A reputation for financial strength and integrity is critical to our performance in the highly competitive environment arising from globalization and convergence in the financial services industry, and our failure to address, or the appearance of our failing to address, these and other issues gives rise to reputational risk that can harm our business, results of operations and financial condition. Failure to appropriately address any of these issues could also give rise to additional regulatory restrictions and legal risks, which may further lead to reputational harm. For further information, refer to “Reputational risk” in “III—Treasury, Risk, Balance sheet and Off-balance sheet—Risk management—Risk coverage and management” in the 2021 Annual Report.

Resolution proceedings and resolution planning requirements may affect our shareholders and creditors.
Pursuant to Swiss banking laws, FINMA has broad powers and discretion in the case of resolution proceedings with respect to a Swiss bank, such as Credit Suisse AG or Credit Suisse (Schweiz) AG, and to a Swiss parent company of a financial group, such as CSG. These broad powers include the power to initiate restructuring proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or CSG and, in connection therewith, cancel the outstanding equity of the entity subject to such proceedings, convert such entity’s debt instruments and other liabilities into equity and/or cancel such debt instruments and other liabilities, in each case, in whole or in part, and stay (for a maximum of two business days) certain termination and netting rights under contracts to which such entity is a party, as well as the power to order protective measures, including the deferment of payments, and institute liquidation proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or CSG. The scope of such powers and discretion and the legal mechanisms that would be applied are subject to development and interpretation.
We are currently subject to resolution planning requirements in Switzerland, the U.S., the EU and the UK and may face similar requirements in other jurisdictions. If a resolution plan is determined by the relevant authority to be inadequate, relevant regulations may allow the authority to place limitations on the scope or size of our business in that jurisdiction, require us to hold higher amounts of capital or liquidity, require us to divest assets or subsidiaries or to change our legal structure or business to remove the relevant impediments to resolution.
For information regarding the current resolution regime under Swiss, U.S., EU and UK banking laws as they apply to us, refer to “Switzerland—Resolution regime,” “US—Resolution regime,” “EU—Resolution regime” and “UK—Resolution regime,” each in “I—Information on the company—Regulation and supervision—Regulatory Framework” in the 2021 Annual Report.
Changes in monetary policy are beyond our control and difficult to predict.
We are affected by the monetary policies adopted by the central banks and regulatory authorities of Switzerland, the U.S. and other countries. The actions of the SNB and other central banking authorities directly impact our cost of funds for lending, capital raising and investment activities and may impact the value of financial instruments we hold and the competitive and operating environment for the financial services industry. Many central banks, including the Fed, have implemented significant changes to their monetary policy or have experienced significant changes in their management and may implement or experience further changes. We cannot predict whether these changes will have a material adverse effect on us or our operations. In addition, changes in monetary policy may affect the credit quality of our customers. Any changes in monetary policy are beyond our control and difficult to predict.
Legal restrictions on our clients may reduce the demand for our services.
We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations and changes in enforcement practices applicable to our clients. Our business could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies, and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets. For example, focus on tax compliance and changes in enforcement practices could lead to further asset outflows from our wealth management businesses.
COMPETITION
We face intense competition.
We face intense competition in all sectors of the financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, has increased competitive pressures. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products and services, from loans and deposit taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Current market conditions have resulted in significant changes in the competitive landscape in our industry as many institutions have merged, altered the scope of their business, declared bankruptcy, received government assistance or changed their regulatory status, which will affect how they conduct their business. In addition, current market conditions have had a fundamental impact on client demand for products and services. Some new competitors in the financial technology sector have sought to target existing segments of our businesses that could be susceptible to disruption by innovative or less regulated business models. Emerging technology, including robo-advising services, digital asset services and other financial products and services, may also result in further competition in the markets in which we operate, for example, by allowing e-commerce firms or other companies to provide products and services similar to ours at a lower price or in a more competitive manner in terms of customer convenience. We may face a competitive disadvantage if these services or our other competitors are subject to different and, in certain cases, less restrictive legal and/or regulatory requirements. We can give no assurance that our results of operations will not be adversely affected.
We must recruit and retain highly skilled employees.
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense and the hiring market in the financial services and other industries has been and is expected to continue to be extremely competitive. In addition, the impact of COVID-19 on evolving workforce norms, practices and expectations, as well as persistent labor shortages, could adversely affect our ability to recruit and retain employees. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. The continued public focus on compensation practices in the financial services industry, and related regulatory changes, may have an adverse impact on our ability to attract and retain highly skilled employees. In particular, limits on the amount and form of executive compensation imposed by regulatory initiatives, including the Swiss Ordinance Against Excessive Compensation with respect to Listed Stock Corporations of November 20, 2013, as amended (the “Compensation Ordinance”), or any successor legislation thereof in Switzerland and the Capital Requirements Directive IV (as amended by CRD V) in the EU and the UK, could potentially have an adverse impact on our ability to retain certain of our most highly skilled employees and hire new qualified employees in certain businesses. Additionally, following the Archegos and SCFF matters, we announced a reduction in our Group variable compensation pool for 2021 compared to the prior year. Decreases in compensation, as well as matters impacting our financial results or reputation, can negatively impact our ability to retain employees and recruit new talent.
We face competition from new technologies.
Our businesses face competitive challenges from new technologies, including new trading technologies and trends towards direct access to automated and electronic markets with low or no fees and commissions, and the move to more automated trading platforms. Such technologies and trends may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the establishment of new and stronger competitors. We have made, and may continue to be required to make, significant additional expenditures to develop and support new trading systems or otherwise invest in technology to maintain our competitive position.
The evolution of internet-based financial solutions has also facilitated growth in new technologies, such as cryptocurrency and blockchain, which may disrupt the financial services industry and require us to commit further resources to adapt our products and services. Wider adoption of such emerging technologies may also increase our costs for complying with evolving laws, rules and regulations, and if we are not timely or successful in adapting to evolving consumer or market preferences, our business and results of operations may be adversely affected. Additionally, as we develop new products and services that involve emerging technologies, we may face new risks if they are not designed and governed adequately.

REASONS FOR THE OFFERING AND USE OF PROCEEDS
REASONS FOR THE OFFERING
CSG proposes the Offering to increase the Group’s and Credit Suisse AG’s CET1 ratio and support the Group’s strategic transformation.
USE OF PROCEEDS
Assuming all Rights are exercised or all Rump Shares are sold at the offer price of CHF 2.52 per Offered Share, the gross proceeds of the Offering are expected to be approximately CHF 2,241 million. On the same basis, the net proceeds of the Offering are expected to be approximately CHF 2,163 million after deduction of (i) estimated commissions, fees and expenses and (ii) the Swiss issue tax (Emissionsabgabe) of 1% of the proceeds of the Offering (less allowable deductions) that will be payable by CSG. CSG intends to use the net proceeds from the Offering to further strengthen the Group’s and Credit Suisse AG’s capital base and support the Group’s strategic transformation.
See also “Capitalization and Indebtedness” for an overview of the consolidated capitalization and indebtedness of CSG as of September 30, 2022 on an adjusted basis to reflect the issuance of the Non-Preemptive Shares and the Offered Shares as if such issuances had occurred on September 30, 2022.

DIVIDENDS AND OTHER DISTRIBUTIONS
CSG’s dividend payment policy seeks to provide investors with an efficient form of capital distribution relative to earnings. CSG’s dividend payment policy is to pay a cash dividend per Share, subject to performance and the decision of the Board and approval of CSG’s shareholders in due course. In connection, with its recently announced strategy, CSG intends to advance a capital distribution policy with a nominal dividend over 2022 through 2024 and meaningful dividends from 2025 onwards.
In order for CSG to declare and pay distributions, the distribution must be approved by shareholders holding an absolute majority of the votes represented at the general meeting of shareholders. The Board may propose distributions in the form of an ordinary dividend or in the form of a distribution of cash or property that is based upon a reduction of CSG’s share capital recorded in the commercial register.
Ordinary dividends may be paid only if CSG has sufficient distributable profits from previous years or freely distributable reserves to allow the distribution of a dividend, in each case, as presented on CSG’s annual standalone (i.e., parent company) balance sheet prepared in accordance with the provisions governing preparation of financial statements for Swiss banks and other requirements of Swiss law. CSG’s auditor must confirm that a proposal made by the Board to shareholders regarding the appropriation of CSG’s available earnings conforms to the requirements of the Swiss Code of Obligations and CSG’s articles of association (Statuten). Furthermore, in order for CSG to pay dividends to its shareholders, a shareholders’ meeting must approve the payment of such dividend by the absolute majority of the votes represented. Dividends paid on Shares are subject to Swiss withholding tax, currently at a rate of 35%, except if paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen). If CSG pays a dividend on the Shares out of reserves from capital contributions, it will be required to simultaneously pay a dividend on the Shares out of profit or reserves (other than reserves from capital contributions) of at least the same amount. As of December 31, 2021, CSG had reserves from capital contributions in the amount of CHF 26,674 million.
A distribution of cash or property that is based upon a reduction of CSG’s share capital requires a special audit report confirming that the claims of CSG’s creditors remain fully covered by CSG’s assets despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of the shareholders of the capital reduction, the Board must give public notice of the capital reduction in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) three times and notify CSG’s creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. Distributions of cash or property that are based upon a capital reduction are not subject to Swiss withholding tax.
All Shares are equally entitled to dividends and other distributions paid by CSG with respect to the Shares, if any. Holders of Offered Shares will be entitled to any dividends and any other distributions declared and paid or made on Shares after the Offered Shares have been registered in the commercial register of the Canton of Zurich, including any such distribution for the financial year 2022. For further information, see “Description of CSG’s Share Capital and the Shares.”
Reflecting our holding company structure, CSG is not an operating company and holds investments in subsidiaries. It is therefore reliant on the dividends of its subsidiaries to pay shareholder dividends and service its long-term debt. The subsidiaries of CSG are generally subject to legal restrictions on the amount of dividends they can pay. The amount of dividends paid by operating subsidiaries is determined after consideration of the expectations for future results and growth of the operating businesses.

Dividends paid by CSG per Share for the last five financial years ended December 31 are set out in the table below:
Dividend per Share	CHF	USD(1)
2021(2)	0.10	0.093266
2020(2)	0.10	0.101659
2019(2)	0.2776	0.2761
2018(3)	0.2625	0.257126
2017(3)	0.25	0.249

___________
(1)	Represents the distribution on each ADS.
(2)	50% of the distribution was paid out of reserves from capital contributions, and 50% was paid out of retained earnings.
(3)	Distribution out of reserves from capital contributions.
For further information relating to dividends, refer to “III—Treasury, Risk, Balance sheet and Off-balance sheet—Capital management—Dividends and dividend policy” in the 2021 Annual Report, on page 137 thereof.

CAPITALIZATION AND INDEBTEDNESS
The table below shows an unaudited overview of the consolidated capitalization and indebtedness of CSG as of September 30, 2022, (i) on an actual basis, (ii) on an adjusted basis to reflect the issuance of the Non-Preemptive Shares as if such issuance had occurred on September 30, 2022 and receipt of estimated net proceeds in the amount of approximately CHF 1,730 million therefrom, and (iii) on an adjusted basis to reflect the issuance of the Non-Preemptive Shares and the Offered Shares as if such issuance had occurred on September 30, 2022 and receipt of estimated net proceeds in the amount of approximately CHF 3,877 million therefrom. The table below does not reflect the impact from the intended exercise of the Rights allotted to treasury shares, which are held by CSG and its subsidiaries.
For purposes of the table below, which is presented on a consolidated basis, (i) net proceeds from the issuance of the Non-Preemptive Shares reflect the deduction of (x) the Swiss issue tax (Emissionsabgabe) of 1% of the proceeds of the issuance of the Non-Preemptive Shares (less allowable deductions) that will be payable by CSG, and (y) the Swiss issue tax (Emissionsabgabe) that will be payable in connection with the subsequent contribution to the capital of Credit Suisse AG using the net proceeds received by CSG from the issuance of the Non-Preemptive Shares, and (ii) net proceeds from the issuance of the Offered Shares reflect the deduction of (x) estimated commissions, fees and expenses, and the Swiss issue tax (Emissionsabgabe) of 1% of the proceeds of the Offering (less allowable deductions) that will be payable by CSG and (y) the Swiss issue tax (Emissionsabgabe) that will be payable in connection with the subsequent contribution to the capital of Credit Suisse AG using the net proceeds received by CSG from the issuance of the Offered Shares.
On November 14, 2022, CSG issued USD 2 billion in aggregate principal amount of 9.016% Fixed Rate/Floating Rate Senior Callable Notes due 2033 under its U.S. Senior Debt Program and EUR 3 billion in aggregate principal amount of 7.750% Fixed Rate Reset Senior Callable Notes due 2029 under its Medium Term Note Programme. These notes are senior unsecured bail-in debt instruments that are eligible to count towards CSG’s Swiss gone concern requirement. The issuance of these notes is not reflected in the table below.
Potential investors should read the table below along with CSG’s consolidated financial statements and notes thereto.

	As of September 30, 2022 (actual, prior to the issuance of the Non-Preemptive Shares and the Offered Shares)	As of September 30, 2022 (adjusted, after the issuance of the Non-Preemptive Shares and prior to the issuance of the Offered Shares)	As of September 30, 2022 (adjusted, after the issuance of the Non-Preemptive Shares and the Offered Shares)
	Credit Suisse Group AG	Credit Suisse Group AG	Credit Suisse Group AG
	(in CHF millions)	(in CHF millions)	(in CHF millions)
Debt:
Short‑term borrowings	17,798	17,798	17,798
of which guaranteed	0	0	0
of which secured	0	0	0
Long‑term debt	162,605	162,605	162,605
of which guaranteed	0	0	0
of which secured	19,359	19,359	19,359
All other liabilities	476,446	476,446	476,446
Total liabilities	656,849	656,849	656,849
Equity:
Shareholders’ Equity:
Common shares	106	124	160
Additional paid‑in capital	34,770	36,482	38,593
Retained earnings	25,025	25,025	25,025
Treasury shares, at cost	(359)	(359)	(359)
Accumulated other comprehensive income/(loss)	(16,275)	(16,275)	(16,275)
Total shareholders’ equity	43,267	44,997	47,144
Noncontrolling interests	242	242	242
Total Equity	43,509	45,239	47,386
Total capitalization and indebtedness	700,358	702,088	704,235

CREDIT SUISSE
CREDIT SUISSE AT A GLANCE
Much of what is disclosed in this section is historical financial and operational information (including detailed descriptions of our current business divisions) that does not reflect the comprehensive changes in our strategic direction and organizational structure that were announced on October 27, 2022. This historical information, particularly as it relates to our current business divisions, is subject to change as we implement our new strategy. See “—Strategic Review” below for more information.
Credit Suisse
Our strategy builds on our core strengths: our position as a leading wealth manager, our specialist investment banking and asset management capabilities and our strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 40 countries and, as of September 30, 2022, had 51,680 employees from over 150 different nations. Our broad footprint can help us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through four divisions—Wealth Management, Investment Bank, Swiss Bank and Asset Management.
Wealth Management
The Wealth Management division offers comprehensive wealth management and investment solutions and tailored financing and advisory services to ultra-high-net-worth (“UHNW”) and high-net-worth (“HNW”) individuals and external asset managers. Our wealth management business is among the industry’s leaders in our target markets. Wealth Management serves our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of our global capabilities, including those offered by the Investment Bank and Asset Management divisions. Wealth Management serves our clients through coverage areas addressing the geographies of Switzerland, Europe, Middle East and Africa (“EMEA”), Asia Pacific and Latin America.
Investment Bank
The Investment Bank division offers a broad range of financial products and services focused on client-driven businesses and also supports our Wealth Management division and our clients. The Investment Bank’s suite of products and services includes global securities sales, trading and execution, capital raising and advisory services. The Investment Bank’s clients include financial institutions, corporations, governments, sovereigns, UHNW and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. The division delivers our investment banking capabilities globally through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables the Investment Bank division to deliver high value, customized solutions that leverage the expertise offered across the Group and that help our clients unlock capital and value in order to achieve their strategic goals.
Swiss Bank
The Swiss Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, the Swiss Bank provides consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. The Swiss Bank’s corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises (SMEs), institutional clients, financial institutions and commodity traders.
Asset Management
The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by our global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. Asset Management applies ESG criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds.

SIGNIFICANT SUBSIDIARIES
CSG is a holding company for financial services companies. For a list of CSG’s significant (direct and indirect) subsidiaries, see “Note 41—Significant subsidiaries and equity method investments” in “VI—Consolidated financial statements—Credit Suisse Group” in the 2021 Annual Report, on pages 425 to 428 thereof.
STRATEGIC REVIEW
On October 27, 2022, we announced a series of decisive actions intended to create a simpler, more focused and more stable bank built around client needs. The announcement followed a strategic review conducted by the Board and the Executive Board of CSG (the “Executive Board”), resulting in a radical restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital.
Over the next three years, we expect to follow a clear execution roadmap and:
•
Radically restructure the Investment Bank to significantly reduce RWA, targeting a reduction in RWAs of approximately 40% pre-Basel III reforms by 2025. The restructured Investment Bank is intended to contain the Markets business and CS First Boston. The Markets business would include the strongest and most relevant aspects of the Group’s trading capabilities while remaining committed to serving institutional clients and closely aligning with the Wealth Management and Swiss Bank businesses in offering its capabilities in cross-asset investor products as well as equities, foreign exchange and rates access. The Investment Bank’s capital markets and advisory activities would, after a transition period, lead to the creation of CS First Boston.

•
Make progress on the agreement to transfer a significant portion of SPG to certain entities and funds managed by affiliates of Apollo Global Management (such entities and funds, “Apollo”). See also “—Recent Developments—Securitized Products Group” below.

•
Accelerate cost reductions, reducing the Group’s cost base by 15%, or approximately CHF 2.5 billion, to approximately CHF 14.5 billion in 2025, with an interim target of CHF 15.8 billion in 2023. Our cost base target is measured using adjusted operating expenses at constant 2022 foreign exchange rates and on a constant perimeter, before the impact of the SPG transaction and other divestments.

•
Strengthen and reallocate capital. The Group is targeting a CET1 ratio pre-Basel III reform of at least 13% throughout the transformation from 2023 through 2025, and a CET1 ratio pre-Basel III reform of more than 13.5% by the end of 2025. CSG announced its intention to raise capital with gross proceeds of approximately CHF 4 billion through the issuance of new Shares, of which the Offering is a part. In addition, we intend to allocate almost 80% of capital to Wealth Management, Swiss Bank, Asset Management and Markets by 2025, excluding the Corporate Center.

•
Create a Capital Release Unit (“CRU”), which will comprise (i) a Non-Core Unit to accelerate the run-down of non-strategic, low-return businesses and markets, to release capital, targeting a reduction of approximately 60% of RWAs (excluding operational risk RWA) and approximately 55% of leverage exposure by the end of 2025 and (ii) SPG.

•
Target a Group Return on tangible equity (“RoTE”) of approximately 6% by 2025 and a Core Results RoTE of more than 8% by 2025. Core Results includes the results of the divisions and the Corporate Center and excludes the results of the CRU.

•	Advance a capital distribution policy with a nominal dividend over 2022 through 2024 and meaningful dividends from 2025 onwards.

We estimate restructuring charges, software and real estate impairments in connection with the transformation of CHF 2.9 billion over a period from 4Q22 to 2024. The transformation is intended to be funded through divestments, exits, the announced capital actions and existing resources. We anticipate that revenues and income for the Investment Bank will be materially reduced by the planned transfer of the majority of SPG’s assets from the Group, as well as by the targeted reduction in capital for the Investment Bank.

RECENT DEVELOPMENTS
Outlook
The Group has commenced rapid implementation of actions to create the new Credit Suisse, consistent with the strategic plans detailed on October 27, 2022. These decisive measures are expected to result in a radical restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital, each of which are progressing at pace. On November 23, 2022, the Group informed the market on its updated outlook for 4Q22 (see the Form 6-K dated November 23, 2022).
In its Outlook statement on October 27, 2022, the Group highlighted that the challenging economic and market environment has had an adverse impact on client activity across its divisions. In particular, the Investment Bank has been impacted by the substantial industry-wide slowdown in capital markets and reduced activity in the Sales & Trading businesses, exacerbating normal seasonal declines, and the Group’s relative underperformance. In addition, client activity remains subdued in the Wealth Management and Swiss Bank divisions, and the Group expects these market conditions to continue in the coming months.
As previously disclosed, Credit Suisse began experiencing deposit and net asset outflows in the first two weeks of October 2022 at levels that substantially exceeded the rates incurred in the third quarter of 2022 (“3Q22”). At the Group level, as of November 11, 2022, net asset outflows were approximately 6% of assets under management at the end of 3Q22. In Wealth Management, these outflows have reduced substantially from the elevated levels of the first two weeks of October 2022 although have not yet reversed and were approximately 10% of assets under management at the end of 3Q22. In the Swiss Bank, these client balances have stabilized and were approximately 1% of assets under management at the end of 3Q22.
As announced on October 27, 2022, these outflows have led the Group to partially utilize liquidity buffers at the Group and legal entity level, and while the Group has fallen below certain legal entity-level regulatory requirements, the core requirements of the liquidity coverage ratio (“LCR”) and the net stable funding ratio (NSFR) at the Group level have been maintained at all times. The Group’s average daily LCR for the fourth quarter through November 18, 2022 was 140%, with spot rates broadly stabilizing between ~120% to ~130% since the October 27, 2022 results announcement.
Credit Suisse is executing on its strategic commitments to strengthen its balance sheet and reduce risk, engaging clients proactively and accessing the public and private markets, including the recent issuance of approximately USD 5 billion through two bond sales (see “—Recent Notes Offerings” below), which saw strong investor demand. Key steps taken include the recently announced sale of a significant part of SPG and other related financing businesses to Apollo, which together with the contemplated sale of other portfolio assets to third-party investors is expected to reduce SPG assets from USD 75 billion(1) to approximately USD 20 billion by mid-2023. These actions and other deleveraging measures including, but not limited to, in the non-core businesses, are expected to strengthen liquidity ratios and reduce the funding requirements of the Group.
The Group is also making strides in reducing the Group’s cost base(2) by 15%, or CHF ~2.5 billion, in 2025, including through a targeted reduction of CHF ~1.2 billion for 2023. Actions to reduce headcount by 5% have been initiated, with reductions to other non-compensation related costs currently underway. As previously announced on October 27, 2022, the Group would expect to incur restructuring charges, software and real estate impairments of CHF ~250 million as part of the cost of this strategic transformation in 4Q22.
Strategic actions taken to significantly reduce the Group’s risk profile are expected to be reflected in near-term financial results. Consistent with the Group’s announced divestment strategy, the Group disposed of its shareholding in Allfunds Group plc, and expects to record a CHF ~75 million loss related to the sale. Lower deposits and assets under management are expected to lead to reduced net interest income and recurring commissions and fees; this is likely to lead to a loss for Wealth Management in 4Q22. Together with the adverse revenue impact from the previously disclosed exit from the Group’s non-core businesses and exposures, and as previously announced on October 27, 2022, the Group would expect the Investment Bank and the Group to report a substantial loss before taxes in 4Q22, of up to CHF ~1.5 billion for the Group. The Group’s actual results will depend on a number of factors including the Investment Bank’s performance for the remainder of the quarter, the continued exit of non-core positions, any goodwill impairments, and the outcome of certain other actions, including potential real estate sales. The Group confirms the capital ratio guidance communicated on October 27,

(1) As of September 30, 2022.
(2) The Group’s cost base is measured using adjusted operating expenses at constant foreign exchange rates and on constant perimeter, before impact of SPG & other divestments.

2022. The Group is targeting a 2025 pre-Basel III reform CET1 ratio of more than 13.5%, while expecting to maintain a pre-Basel III reform CET1 ratio of at least 13% throughout the transformation period in 2023 through 2025.
The Group continues to execute on the decisive strategic actions detailed on October 27, 2022, to create a simpler, more focused and more stable bank – a new Credit Suisse.
Securitized Products Group
On November 15, 2022, the Group announced that it had entered into definitive transaction agreements to sell a significant portion of its SPG and other relating financing businesses to Apollo. As part of the transaction, Apollo has agreed to acquire a significant part of the Group’s SPG portfolio assets. Closing of the transaction is expected in the first half of 2023, subject to customary closing conditions and regulatory approvals. For more information on the SPG transaction, refer to the Form 6-K dated November 15, 2022.
Recent Notes Offerings
On November 14, 2022, CSG issued USD 2 billion in aggregate principal amount of 9.016% Fixed Rate/Floating Rate Senior Callable Notes due 2033 under its U.S. Senior Debt Program and EUR 3 billion in aggregate principal amount of 7.750% Fixed Rate Reset Senior Callable Notes due 2029 under its Medium Term Note Programme. These notes are senior unsecured bail-in debt instruments that are eligible to count towards CSG’s Swiss gone concern requirement.

LITIGATION
CSG and its subsidiaries are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of their businesses. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period. For information regarding certain of such proceedings and the Group’s litigation provisions as of the end of 2021, see “Note 40—Litigation” in “VI—Consolidated financial statements—Credit Suisse Group” in the 2021 Annual Report, on pages 413 to 425 thereof. For information regarding developments in certain of such proceedings since the publication of the 2021 Annual Report and the Group’s litigation provisions as of March 31, 2022, June 30, 2022, and September 30, 2022, see “Note 33—Litigation” in “III—Condensed consolidated financial statements—unaudited” in each of the First Quarter 2022 Report, the Second Quarter 2022 Report and the Third Quarter 2022 Report, respectively, on pages 137 to 139, pages 141 to 143 and pages 145 to 147, respectively, thereof.
On November 23, 2022, the US Federal Reserve communicated its intention to progress its investigation of Credit Suisse in relation to Archegos through a resolution that includes monetary penalties and certain remedial measures.  The resolution of this matter is subject to ongoing dialogue with the US Federal Reserve and other regulators.  See also “Risk Factors—Archegos and SCFF Related Risks—Significant negative consequences of the Archegos and supply chain finance funds matters.”

EMPLOYEE PARTICIPATION IN CSG
For information about the variable incentive compensation instruments we grant to our employees, see “V—Compensation—Group compensation” in the 2021 Annual Report, on pages 258 to 266 thereof, and “Note 26—Employee deferred compensation” in “III—Condensed consolidated financial statements—unaudited” in the Third Quarter 2022 Report, on pages 111 to 112 thereof.

PATENTS, LICENSES OR FINANCING CONTRACTS
CSG does not have any patents, licenses or financing contracts upon which it is dependent.

PRINCIPAL ESTABLISHMENTS
CSG’s registered and principal executive office, which it owns, is located at Paradeplatz 8, 8001 Zurich, Switzerland. As of September 30, 2022, we maintained 304 offices and branches worldwide, of which approximately 51% were located in Switzerland.
As of September 30, 2022, approximately 16% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases. The book value of the ten largest owned properties was approximately CHF 0.6 billion as of September 30, 2022. None of our principal facilities are subject to mortgages or other security interests granted to secure indebtedness to certain financial institutions.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, renovation and maintenance. See also “X—Additional information—Other information—Property and equipment” in the 2021 Annual Report, on page 589 thereof.

CERTAIN CORPORATE GOVERNANCE ITEMS
The Group’s corporate governance reflects our commitment to safeguarding the interests of our stakeholders. Our corporate governance complies with internationally accepted standards, and we recognize the importance of good corporate governance. We know that transparent disclosure of our governance helps stakeholders assess the quality of the Group’s corporate governance and assists investors in their investment decisions.
We fully adhere to Swiss corporate law and the principles set out in the Swiss Code of Best Practice for Corporate Governance, dated August 28, 2014 (the “Swiss Corporate Governance Code”), including its appendix stipulating recommendations on the process for setting compensation for the Board and the Executive Board. We regularly monitor developments in corporate governance and guidelines, regulations and best practice standards in all jurisdictions relevant to our business operations. For information on corporate governance developments in 2021 and our corporate governance framework, see “Corporate Governance developments” and “Corporate Governance framework” in “IV—Corporate Governance—Overview” in the 2021 Annual Report, on pages 184 to 190 thereof.
In connection with the Shares’ primary listing on the SIX Swiss Exchange (the “SIX”), CSG is subject to the SIX Directive on Information Relating to Corporate Governance, dated June 18, 2021 (the “SIX Corporate Governance Directive”) (see “The SIX Swiss Exchange”). The Shares are also listed on the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares (“ADSs”) and certain of Credit Suisse AG’s exchange traded notes are listed on the Nasdaq Stock Market (the “Nasdaq”). As a result, CSG is subject to certain U.S. rules and regulations. CSG adheres to the NYSE’s and Nasdaq’s corporate governance listing standards, with a few exceptions where the rules are not applicable to foreign private issuers. For more information, refer to “IV—Corporate Governance—Additional information” in the 2021 Annual Report, on page 235 thereof.

EMPLOYEES
As of December 31, 2021, we had 50,390 employees worldwide, of which 16,440 were in Switzerland and 33,950 were abroad. As of December 31, 2020, we had 49,190 employees, of which 16,320 were in Switzerland and 32,870 were abroad. As of December 31, 2019, we had 48,110 employees, of which 16,240 were in Switzerland and 31,870 were abroad. As of September 30, 2022, we had 51,680 employees worldwide. Employee numbers as of December 31, 2021, 2020 and 2019 have been revised to conform to the current presentation of headcount.
Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.

REGULATION AND SUPERVISION
Our operations are regulated by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries.
Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our businesses. There is coordination among many of our regulators, in particular among our primary regulators in Switzerland, the U.S., the EU and the UK as well as in the Asia Pacific region.
The supervisory and regulatory regimes of the countries in which we operate determine to some degree our ability to expand into new markets, the services and products that we are able to offer in those markets and how we structure specific operations.
Governments and regulatory authorities around the world have responded to the challenging market conditions by proposing and enacting numerous reforms of the regulatory framework for financial services firms such as the Group. In particular, a number of reforms have been proposed and enacted by regulators, including our primary regulators, which could potentially have a material effect on our business. These regulatory developments could result in additional costs or limit or restrict the way we conduct our business. Although we expect regulatory-related costs and capital requirements for all major financial services firms (including the Group) to continue to be high, we cannot predict the likely impact of proposed regulations on our businesses or results. We believe, however, that overall we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity. Refer to “Risk factors” for further information on risks that may arise relating to regulation. For information on recent regulatory developments and the principal regulatory structures that apply to our operations, see “I—Information on the company—Regulation and supervision” in the 2021 Annual Report, on pages 18 to 37 thereof and “I—Credit Suisse results—Credit Suisse—Regulatory developments and proposals” in the First Quarter 2022 Report, the Second Quarter 2022 Report and the Third Quarter 2022 Report on pages 13 to 14, page 15 and pages 18 to 19, respectively, thereof.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
BOARD OF DIRECTORS
CSG’s articles of association (Statuten) (the “Articles”) provide that the Board shall consist of a minimum of seven members. As of the date of this document, the Board consists of 13 members.
Members (including the chairman of the Board (the “Chairman”)) are appointed to and removed from the Board exclusively by a shareholders’ resolution. The maximum term of office for a member of the Board is one year. In this context, a year means the time period between one annual shareholders’ meeting (ordentliche Generalversammlung) (an “AGM”) and the end of the next or, if a member is elected by shareholders at an extraordinary shareholders’ meeting (ausserordentliche Generalversammlung) (an “EGM”), between such EGM and the end of the next AGM. Re-election is allowed. In accordance with CSG’s Organizational Guidelines and Regulations (Organisationsreglement) (the “Organizational Regulations”), members of the Board must retire after having served on the Board for 12 years. However, under certain circumstances, the Board may extend the limit of terms of office for a particular Board member for a maximum of three additional years.
The Board is entrusted with the ultimate direction of CSG’s business and the supervision of the persons entrusted with CSG’s management. It represents CSG towards third parties and manages all matters that have not been delegated to another body of CSG by law, the Articles or by other regulations. The Board’s duties include:
•	the overall direction, supervision and control of CSG and its management;
•	the determination of the principal organization and governance of the Group;
•	the establishment of general accounting, financial control and planning principles and policies;
•	the preparation and approval of the annual report, annual financial statements and the agenda of the AGM, including the proposal by the Board;
•	the appointment or dismissal of the members of the Executive Board, including the Group CEO, and granting them collective signing authority, exercisable jointly by two, for CSG;
•	the appointment or dismissal of the Head of Internal Audit, and the appointment of the regulatory auditor upon proposal by the Audit Committee (as defined below);
•
the approval of the principles for the business policy, the objectives, the strategy, the annual business and financial plans, including the principal risk management strategy for the business activities;

•
the approval of the risk management framework, annual risk appetite and the overall risk limits, including appetites for the strategic risk objectives, as well as specific appetites covering financial and non-financial risk;

•	the approval of liquidity risk tolerances, the liquidity management strategies and key liquidity policies, including the contingency funding plan;
•	the approval of country risk appetites upon proposal by the Risk Committee if not otherwise delegated;
•	the performance and documentation of a systematic risk analysis as the basis for an appropriate internal control system and regular review of its appropriateness and efficiency;
•
the supervision of the implementation of appropriate processes and measures designed to ensure that employees on all levels are aware of and understand their responsibilities and tasks with regard to internal control system processes;

•
the approval of the compensation principles, the Group’s compensation policy and key elements of management and employee compensation plans and amendments thereto and of significant fringe benefit or welfare plans;

•	the proposal of the total amount of compensation for the Board and the Executive Board for approval by the AGM in advance or retrospectively, as the case may be;

•
the approval of the compensation of individual members of the Board and the Executive Board, which is within the total amount of compensation for the Board and the Executive Board, respectively, approved by the AGM;

•	the approval of the overall variable compensation pool and the key sub‑pools;
•
the appointment and dismissal of the chairs and the members of the board of directors of the most important subsidiaries of CSG and the approval of their remuneration, subject to local law and regulations and in line with internal guidelines;

•	the approval of the recovery and resolution plans of the Group and the most important subsidiaries of CSG in accordance with regulatory requirements;
•	the approval of actions and transactions, and the receipt of reports, as set out in the Organizational Regulations; and
•
the non‑delegable and inalienable duties and powers of the Board pursuant to the Swiss Code of Obligations, the Federal Act on Merger, Demerger, Transformation and Transfer of Assets of October 3, 2002, as amended (the “Swiss Merger Act”), any other applicable laws and regulations and the Articles, as well as other duties and powers as provided for in the Articles, the Organizational Guidelines and other internal regulations.

The Board elects from among its members one or more vice‑chairs (“Vice-Chairman”), and also appoints one or more secretaries who needs not be a member of the Board. In accordance with the Organizational Regulations, the Board holds at least six ordinary meetings per year, with extraordinary meetings being held upon request by the Chairman or any other member of the Board. Resolutions of the Board are passed by way of the majority of the votes cast. In the case of a tie, the acting Chairman has the deciding vote. To validly pass a resolution, a majority of the members of the Board must be present. Participation in meetings of the Board via telephone or video conference is generally permitted, but attendance in person is preferred. The Chairman may seek a resolution in writing for administrative and routine matters, matters of increased urgency, and matters with respect to which the core content has already been discussed by the Board, in each case provided that within the period stipulated for the vote on such resolution, no member of the Board requests that the matter be discussed in a meeting. No quorum is required for confirmation resolutions and amendments of the Articles in connection with capital increases or measures related thereto pursuant to articles 651a, 652e, 652g and 653g of the Swiss Code of Obligations.
Composition of the Board of Directors
The members of the Board as of the date of this document are listed below. As of the date hereof, the composition of the Board of Directors of CSG and the Board of Directors of Credit Suisse AG is identical. For purposes of the table below only, references to the “Board” are to both the Board of Directors of CSG and the Board of Directors of Credit Suisse AG, except as otherwise specified.

Name	Business address	Position held
Axel P. Lehmann	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2021 - present: Credit Suisse
Chair of the Board (2022 - present)
Member of the Board (2021 - present)
Chair of the Governance and Nominations Committee (2022 - present, member since 2021)
Chair ad interim of the Risk Committee (2022, member 2021 - 2022)
Member of the Conduct and Financial Crime Control Committee (2021 - 2022)
Member of the Audit Committee (2021 - 2022)
2009 - 2021: UBS
Member of the Group Executive Board of UBS Group AG (2016 - 2021)
President Personal & Corporate Banking and President UBS Switzerland (2018 - 2021)

President Personal & Corporate Banking and President UBS Switzerland (2018 - 2021)
Group Chief Operating Officer (2016 - 2017)
Member of the Board of Directors of UBS AG (2009 - 2015) and UBS Group AG (2014 - 2015), Member of the Risk Committee (2009 - 2015) and the Governance and Nominating Committee (2011 - 2013)
1996 - 2015: Zurich Insurance Group Ltd.
Member of the Group Executive Committee (2002 - 2015)
Group Chief Risk Officer (2009 - 2015), with additional responsibility for Group IT (2008 - 2010), Regional Chairman Europe (2011 - 2015) and Regional Chairman Europe, Middle East and Africa (2015 - 2015), Chairman of the Board of Farmers Group Inc., CA (2011 - 2015)
CEO, North America (2004 - 2007)
CEO, Continental Europe (2002 - 2004) and Europe General Insurance (2004 - 2004)
CEO, Northern Europe (2001 - 2002) and Zurich Group Germany (2002 - 2003)
Member of the Group Management Board (2000 - 2002)
Head of Group Business Development (2000 - 2001)
Various other senior positions (1996 - 2001)
1995 - 1995: Swiss Life
Head of Strategic Planning and Controlling
1985 - 1995: Institute of Insurance Economics at the University of St. Gallen (I.VW)
Vice President, Head of Consulting and Management Development (1990 - 1995)
Project Manager and Research Associate (1985 - 1989)

Education
2000 Advanced Management Program, Wharton School, University of Pennsylvania, United States
1996 Post-doctorate degree in Business Administration (Habilitation), University of St. Gallen, Switzerland
1989 PhD in Economics and Business Administration, University of St. Gallen, Switzerland
1984 Master’s degree in Economics and Business Administration, University of St. Gallen, Switzerland

Other activities and functions
Credit Suisse Foundation, chair
Swiss Bankers Association (SBA), board member and board of directors committee member
Swiss Finance Council (SFC), board member
Institute of International Finance (IIF), board member
European Financial Services Round Table (EFR), board member
University of St. Gallen (HSG), adjunct professor and international advisory board member
Institute of Insurance Economics at the University of St. Gallen (I.VW), chairman of the executive board
Swiss-American Chamber of Commerce, member

Mirko Bianchi	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland	Professional history 2022 - present: Credit Suisse Member of the Board (2022 - present) Chair of the Audit Committee (2022 - present) Member of the Risk Committee (2022 - present)

Member of the Conduct and Financial Crime Control Committee (2022 - present)
2009 - 2021: UniCredit
CEO Group Wealth Management & Private Banking (2020 - 2021)
Group Co-CFO (2019 - 2020)
Group CFO (2016 - 2019)
CFO Bank Austria & Central European Countries (2015 - 2016)
Head of Group Finance (2009 - 2015)
2000 - 2009: UBS
Managing Director, Global Head of Ratings Advisory
1998 - 2000: Deutsche Bank AG
Director, Debt Capital Markets – Ratings Advisory
1993 - 1998: Moody’s Investor Services
Vice President, Senior Investor Analyst
Prior to 1993:
BCI Capital
Equity Analyst

Education
1994 Executive Program in Financial Analysis, Northwestern University, Chicago, United States
1991 MBA, Fordham University, New York, United States
1988 Master of Science in Food Chemical and Processing Engineering, ETH Zurich, Switzerland

Other activities and functions
GSTS – Gui Sheng Tang Sinomedica Holding SA, board member
Previous recent board memberships in other organizations include:
Shoellerbank AG, vice chairman of the supervisory board (2020 - 2021; 2016 - 2018)
Yapi Kredi Bankasi AS, board member (2015 - 2020)
KOC Finansal Hizmetler AS, board member (2015 - 2020)
Unicredit Bank Austria AG, member of the supervisory board (2016 - 2018) and member of the management board (2015 - 2016)

Iris Bohnet	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2012 - present: Credit Suisse
Member of the Board (2012 - present)
Member of the Compensation Committee (2012 - present)
Chair of the Sustainability Advisory Committee (2021 - present)
Member of the Innovation and Technology Committee (2015 - 2021)
1998 - present: Harvard Kennedy School
Albert Pratt Professor of Business and Government (2018 - present)
Co-Director of the Women and Public Policy Program (2018 - present), Director (2008 - 2018)
Academic Dean (2018 - 2021, 2011 - 2014)
Professor of Public Policy (2006 - 2018)
Associate Professor of Public Policy (2003 - 2006)
Assistant Professor of Public Policy (1998 - 2003)

1997 - 1998: Haas School of Business, University of California at Berkeley Visiting scholar

Education 1997 Doctorate in Economics, University of Zurich, Switzerland 1992 Master’s degree in Economic History, Economics and Political Science, University of Zurich, Switzerland

Other activities and functions
Publicis Groupe Diversity Progress Council, member (listed company)
Economic Dividends for Gender Equality (EDGE), advisory board member
We Shape Tech, advisory board member
Women in Banking and Finance, patron
UK Government Equalities Office/BIT, advisor
Previous recent board memberships include:
Applied, non-executive director (2016 - 2020)

Clare Brady	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2021 - present: Credit Suisse
Member of the Board (2021 - present)
Member of the Sustainability Advisory Committee (2022 - present)
Member of the Audit Committee (2021 - present)
Chair of the Conduct and Financial Crime Control Committee (2022 - present, member since 2021)
Member of the Board of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries) (2021)
2014 - 2017: International Monetary Fund (IMF)
Director of Internal Audit
2009 - 2013: World Bank Group
Vice President and Auditor General
2005 - 2009: Deutsche Bank AG
Managing Director, Group Audit, Asia Pacific Regional Head (2007 - 2009)
Managing Director, Group Audit, UK Regional Head and Business Partner for Global Banking and Chief Administration Officer (2005 - 2006)
2002 - 2005: Bank of England
The Auditor
2001 - 2002: Barclays Capital
Global Head of Internal Audit
2000 - 2001: HSBC
Global Head of Compliance, Private Banking
1995 - 2000: Safra Republic Holdings
Chief Auditor
1995 - 2000: Republic National Bank of New York (RNBNY)
Director of European Audit, Senior Vice President
Prior to 1995:
First National Bank of Chicago
Vice President and Regional Head of Europe and Asia Pacific
Bank of New York
Auditor
National Audit Office, UK
Auditor

Education 1994 Chartered Governance Professional (ACG), Chartered Governance Institute, UK 1987 Bachelor of Science in Economics, London School of Economics, UK

Other activities and functions
Fidelity Asian Values PLC, non-executive director, senior independent director (SID) and member of the audit committee, the management engagement committee and the nominations committee (listed company)
The Golden Charter Trust and the Golden Charter Trust Limited, trustee and non-executive director (resp.) and member of the audit committee
International Federation of Red Cross and Red Crescent Societies (IFRC), member of the audit and risk commission

Christian Gellerstad	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2019 - present: Credit Suisse
Member of the Board (2019 - present)
Chair of the Compensation Committee (2022 - present, member since 2019)
Member of the Digital Transformation and Technology Committee (2022 - present)
Member of the Conduct and Financial Crime Control Committee (2019 - present, Chair 2020 - 2022)
Member of the Governance and Nominations Committee (2020 - present)
Member of the Board of Credit Suisse (Schweiz) AG, (Swiss subsidiary) (2021 - present)
1994 - 2018: Pictet Group
CEO, Pictet Wealth Management (2007 - 2018)
Executive Committee Member, Banque Pictet & Cie SA, Geneva (2013 - 2018)
Equity Partner, Pictet Group (2006 - 2018)
CEO and Managing Director, Banque Pictet & Cie (Europe) S.A., Luxembourg (2000 - 2007)
Deputy CEO and Senior Vice President, Pictet Bank & Trust Ltd., Bahamas (1996 - 2000)
Financial Analyst & Portfolio Manager, Pictet & Cie, Geneva (1994 - 1996)
Prior to 1994: Cargill International
Emerging Markets Trader

Education
2019 Board Director Diploma, International Institute for Management Development (IMD), Switzerland
1996 Certified International Investment Analyst (CIIA) & Certified Portfolio Manager and Financial Analyst (AZEK)
1993 Master’s in Business Administration and Economics, University of St. Gallen (HSG), Switzerland

Other activities and functions Investis Holding SA, board member (listed company) Elatior SA, chairman Nubica SA, board member Taurus SA, board member FAVI SA, board member

AFICA SA, board member Tsampéhro SA, board member Lucerne Festival, member of the board of trustees Fondation G-F. Barras European Masters, member of the board of trustees

Keyu Jin	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2022 - present: Credit Suisse
Member of the Board (2022 - present)
Member of the Risk Committee (2022 - present)
Member of the Digital Transformation and Technology Committee (2022 - present)
2009 - present: The London School of Economics
Tenured Associate Professor of Economics (2013 - present)
Assistant Professor of Economics (2009 - 2012)
2016 - 2017: Tsinghua University
Visiting Professor in Economics
2015: Berkeley University
Visiting Professor in Economics
2012 - 2013: Yale University
Visiting Professor in Economics
2011 - 2012: International Monetary Fund (IMF)
Visiting Scholar
2011 - 2012: Moore Capital
Consultant
2009: Morgan Stanley
Research Department
2008: Federal Reserve Bank of New York
Research Department
2003: World Bank Group
Economist
2002: Goldman Sachs International
Investment Banking Analyst
2001: Morgan Stanley
Equity Research
2000: J.P. Morgan
Derivatives

Education 2009 PhD in Economics, Harvard University, United States 2006 MA in Economics, Harvard University, United States 2004 BA in Economics, Harvard University, United States

Other activities and functions
Alnnovation Technology Group, non-executive director (listed company)
Richemont Group, non-executive director (listed company)
Stanhope-Forbes Family Trust, non-executive director

Shan Li	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland	Professional history 2019 - present: Credit Suisse Member of the Board (2019 - present) Member of the Compensation Committee (2022 - present) Member of the Risk Committee (2019 - present)

2015 - present: Silk Road Finance Corporation Limited, Hong Kong
Member of the Board
2010 - present: Chinastone Capital Management Limited, Shanghai
Chairman and CEO
2005 - present: San Shan (HK) Ltd
Founding Partner
2013 - 2015: China Development Bank, Beijing
Chief International Business Advisor
2010 - 2011: UBS Asia Investment Bank, Hong Kong
Vice Chairman
2001 - 2005: Bank of China International Holdings, Hong Kong
CEO
1999 - 2001: Lehman Brothers Asia, Hong Kong
Head of China Investment Banking
1998 - 1999: China Development Bank, Beijing
Deputy Head of Investment Bank Preparation Leading Group
1993 - 1998: Goldman Sachs
Executive Director, Goldman Sachs International, London (1997 - 1998)
Executive Director, Goldman Sachs (Asia), Hong Kong (1995 - 1997)
International Economist, Goldman Sachs & Co., New York (1993 - 1995)
1993: Credit Suisse First Boston, New York
Associate

Education
1994 PhD in Economics, Massachusetts Institute of Technology (MIT), United States
1988 MA in Economics, University of California, Davis, United States
1986 Bachelor of Science in Management Information Systems, Tsinghua University, Beijing, China

Other activities and functions
Zurich Insurance, senior China advisor (listed company)
Beijing International Wealth Management Institute, chairman
Chinese Financial Association of Hong Kong, vice chairman
Bauhinia Party, co-founder
13th National Committee of the Chinese People’s Political Consultative Conference (CPPCC), member
MIT Economics Visiting Committee, member
Silk Road Planning Research Center, vice chairman
Tsinghua Institute for Governance Studies, vice chairman
MIT Sloan Finance Advisory Board, member
Harvard University, Kennedy School Dean’s Council member
Previous recent board memberships include:
CMMB Vision Holdings Ltd., board member (2010 - 2021)

Seraina Macia	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland	Professional history 2015 - present: Credit Suisse Member of the Board (2015 - present)

Member of the Digital Transformation and Technology Committee (2022 - present)
Member of the Audit Committee (2021 - present, 2015 - 2018)
Member of the Risk Committee (2018 - 2021)
2020 - present: Joyn Insurance
CEO and Co-Founder
2017 - 2020: Blackboard U.S. Holdings, Inc. (AIG Corporation)
Executive Vice President of AIG & CEO of Blackboard (AIG technology-focused subsidiary; formerly Hamilton USA)
2016 - 2017: Hamilton Insurance Group
CEO Hamilton USA
2013 - 2016: AIG Corporation
Executive Vice-President of AIG and CEO Regional Management & Operations of AIG, New York (2015 - 2016)
CEO and President of AIG EMEA, London (2013 - 2016)
2010 - 2013: XL Insurance North America
Chief Executive
2002 - 2010: Zurich Financial Services
President Specialties Business Unit, Zurich North America Commercial, New York (2007 - 2010)
CFO, Zurich North America Commercial, New York (2006 - 2007)
Various positions, among others: Head of the joint Investor Relations and Rating Agencies Management Departments; Head of Rating Agencies Management; Senior Investor Relations Officer (2002 - 2008)
2000 - 2002: NZB Neue Zürcher Bank
Founding Partner and Financial Analyst
1990 - 2000: Swiss Re
Rating Agency Coordinator, Swiss Re Group (2000)
Senior Underwriter & Deputy Head of Financial Products, Melbourne (1996 - 1999)
Various Senior Underwriting and Finance Positions, Zurich (1990 - 1996)

Education
2001 Chartered Financial Analyst (CFA), CFA Institute, United States
1999 MBA, Monash Mt Eliza Business School, Australia
1997 Postgraduate Certificate in Management, Deakin University, Australia

Other activities and functions
Portage Fintech Acquisition Corporation, board member (listed company)
BanQu, chair
CFA Institute, member
Food Bank for New York City, chair
Young Presidents Organization, member

Blythe Masters	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland	Professional history 2021 - present: Credit Suisse Member of the Board (2021 - present) Chair of the Digital Transformation and Technology Committee (2022 - present)

Member of the Governance and Nominations Committee (2022 - present)
Member of the Compensation Committee (2021 - 2022)
Member of the Risk Committee (2021)
Chair of Credit Suisse Holdings (USA), Inc.
(2022 - present)
2019 - present: Motive Partners
Motive Partners, Founding Partner (2019 - present)
Member of the Board of Directors of Forge Global Holdings, Inc. (listed company) (2022 - present)
President of Motive Capital Corporation II (SPAC) (2021 - present)
Member of the Board of Directors of CAIS (2021 - present)
Consultant of Apollo Global Management (2021 - present)
2015 - 2018: Digital Asset Holdings LLC
CEO
1991 - 2015: J.P. Morgan Chase & Co.
Head of Corporate & Investment Bank Regulatory Affairs (2010 - 2014)
Head of Global Commodities (2007 - 2014)
Chief Financial Officer Investment Bank (2004 - 2007)
Head of Credit Policy and Strategy and Global Credit Portfolio (2002 - 2004)
Co-Head of Asset Backed Securitization and Head of Global Structured Credit (2000 - 2002)
Co-Head of North American Credit Portfolio (1998 - 2000)
Head of Global Credit Derivatives Marketing (1995 - 1998)
Various roles in Fixed Income Markets (1991 - 1995)

Education 1991 Bachelor of Arts in Economics, Trinity College, Cambridge, UK

Other activities and functions
GCM Grosvenor, board member and chair of the audit committee (listed company)
Previous recent board memberships include:
Phunware, board member (2019 - 2021)
A. P. Møller-Maersk Group, board member (2020 - 2022)
Open Digital Services, board member (2020 - 2021)
Santander Group, member of the international advisory board (2016 - 2021)

Richard Meddings	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2020 - present: Credit Suisse
Member of the Board (2020 - present)
Chair of the Risk Committee (2022 - present, member since 2020, Chair (ad interim) 2021)
Member of the Audit Committee (2022 - present, Chair 2020 - 2022)
Member of the Sustainability Advisory Committee (2021 - 2022)
Member of the Governance and Nominations Committee (2020 - present)
Member of the Conduct and Financial Crime Control Committee (2020 - 2022)

Member of the Board of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries) (2022 - present)
2018 - 2021: TSB Bank plc
Chairman (2019 - 2021)
Interim Executive Chairman (2018 - 2019)
2017 - 2019: Jardine Lloyd Thompson Group Plc
Non-Executive Director
Chair of the remuneration committee
Member of the audit and risk committee
2015 - 2019: Deutsche Bank AG
Member of the supervisory board
Chair of the audit committee, member of the risk committee and member of the strategy committee
2014 - 2017: Legal & General Group Plc
Non-Executive Director
Chair of the risk committee
Member of the audit and remuneration committee
2008 - 2014: 3i Group Plc
Non-Executive Director and Senior Independent Director
Chair of the audit and risk committee
2002 - 2014: Standard Chartered Group plc
Group Executive Director
Finance Director (2006 - 2014)
2000 - 2002: Barclays Plc
Group Financial Controller
COO, Wealth Management Division
1999 - 2000: Woolwich Plc
Group Finance Director
Prior to 1999:
BZW (CSFB) (1996 - 1999)
Hill Samuel Bank (1984 - 1996)
Price Waterhouse (1980 - 1984)

Education 1983 UK Chartered Accountant, Institute of Chartered Accountants in England and Wales 1980 MA Modern History, Exeter College, Oxford, UK

Other activities and functions NHS England, chair Hastings Educational Opportunity Area, chair

Amanda Norton	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2022 - present: Credit Suisse
Member of the Board (2022 - present)
Member of the Risk Committee
(2022-present)
Member of the Compensation Committee (2022 - present)
2018 - 2022: Wells Fargo
Chief Risk Officer
2011 - 2018: J.P. Morgan Chase
Chief Risk Officer, Consumer & Community Banking (2013 - 2018)
Chief Risk Officer, Mortgage Banking (2011 - 2013)
2009 - 2011: Ally Financial
Chief Risk Officer, Mortgage & Head of Market Risk
1995 - 2009: Bank of America

Head of Enterprise Risk Management, Consumer Banking (2007 - 2009)
Portfolio Manager, Corporate Investments Group (2000 - 2007)
Portfolio Analytics Lead, Corporate Treasury (1998 - 2000)
Market Risk Director (Europe and Asia) (1995 - 1998)
1989 - 1995: Chase Manhattan Bank
Various positions – operations and market risk

Education 1989 Bachelor of Science in Mathematics & Statistics, University of Bath, UK

Other activities and functions Risk Management Association, director and member of the executive committee The Nature Conservancy, North Carolina Chapter, trustee

Ana Paula Pessoa	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2018 - present: Credit Suisse
Member of the Board (2018 - present)
Member of the Conduct and Financial Crime Control Committee (2019 - present)
Member of the Audit Committee (2018 - present)
Member of the Innovation and Technology Committee (2018 - 2021)
Chair of Credit Suisse Brazil Advisory Board (2022 - present)
Chair of Credit Suisse Bank (Europe) S.A. (2021)
2020 - present: Avanti Ltda
Partner
2015 - 2017: Olympic & Paralympic Games 2016
CFO of Organizing Committee
2012 - 2015: Brunswick Group
Managing Partner of Brazilian Branch
2001 - 2011: Infoglobo Newspaper Group
CFO and Innovation Director
1993 - 2001: Globo Organizations
Senior management positions in several Media Divisions

Education 1991 MA, FRI (Development Economics), Stanford University, California, United States 1988 BA, Economics and International Relations, Stanford University, California, United States

Other activities and functions
Cosan, board member (listed company)
Suzano Pulp and Paper, board member (listed company)
Vinci Group, board member (listed company)
News Corporation, board member (listed company)
Kunumi AI, board member and investor
Global Advisory Council for Stanford University, member
Instituto Atlántico de Gobierno, advisory board member
Fundação Roberto Marinho, member of the audit committee
Previous recent board memberships include:

Aegea Saneamento SA, board member and member of the finance committee (2018 – 2019)

Rainer E. Gut Honorary Chairman of the Board of Credit Suisse Group AG	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Rainer E. Gut was appointed Honorary Chairman of Credit Suisse Group AG in 2000 after he retired as Chairman, a position he had held from 1986 to 2000. Mr. Gut was a member of the board of Nestlé SA, Vevey, from 1981 to 2005, where he was vice-chairman from 1991 to 2000 and chairman from 2000 to 2005.

As Honorary Chairman, Mr. Gut does not have any function in the governance of the Group and does not attend the meetings of the Board.

The Board consists solely of non-executive directors within the Group, of which at least the majority must be determined to be independent. As of the date of this document, all members of the Board are independent.
There are no conflicts of interest between the private interests or other duties of the members of the Board listed above and their respective duties to CSG.
Legal Proceedings and Convictions
There have been no convictions against any of the members of the Board listed under “―Composition of the Board of Directors” above for major or minor economic or white-collar crimes in the last five years, and no legal proceedings against any such member of the Board by statutory or regulatory authorities (including designated professional associations) are ongoing or have been concluded with a sanction.
Committees of the Board of Directors
The Board has six committees: the Governance and Nominations Committee (the “Governance and Nominations Committee”), the Audit Committee (the “Audit Committee”), the Compensation Committee (the “Compensation Committee”), the Conduct and Financial Crime Control Committee (the “Conduct and Financial Crime Control Committee”), the Risk Committee (the “Risk Committee”) and the Digital Transformation and Technology Committee (the “Digital Transformation and Technology Committee”). In addition, the Board has one advisory committee, the Sustainability Advisory Committee (the “Sustainability Advisory Committee”). Except for the members of the Compensation Committee, the committee members are appointed by the Board for a term of one year. Shareholders elect each of the members of the Compensation Committee for a period of one year. In this context, a year means the time period between one AGM and the end of the next or, if a member is elected by shareholders at an EGM, between such EGM and the end of the next AGM.
Each Board committee performs an annual self-assessment, where it reviews its own performance against the responsibilities listed in its respective charter and its objectives, and determines any special focus objectives for the coming year.
Governance and Nominations Committee
The Governance and Nominations Committee consists of the Chairman, the Vice-Chairman and the chairmen of the committees of the Board and other members appointed by the Board. It may include non-independent members of the Board; however, the majority of members must qualify as independent. The Governance and Nominations Committee currently consists of four members, all of whom are independent.
The Governance and Nominations Committee has its own charter, which has been approved by the Board. It meets regularly (monthly) and ad-hoc, when required, and the meetings are usually attended by the Group CEO. The Governance and Nominations Committee may ask other members of management or specialists to attend a meeting.
The Governance and Nominations Committee acts as an advisor to the Chairman and supports them in the preparation of the Board meetings. In addition, the Governance and Nominations Committee addresses the corporate governance issues affecting the Group and develops and recommends to the Board corporate governance principles and such other corporate governance-related documents as it deems appropriate for the Group. At least once annually, the Governance and Nominations Committee reviews the independence of the Board members and recommends its assessment to the Board for final determination. The Governance and Nominations Committee is also responsible for setting selection criteria for Board membership, which reflects the requirements of applicable laws and regulations, and for identifying, evaluating and nominating candidates for Board membership.
In addition, the Governance and Nominations Committee guides the Board’s annual performance assessment of the Chairman, the Group CEO and the members of the Executive Board. The Governance and Nominations Committee proposes to the Board the appointment, replacement or dismissal of members of the Executive Board, as well as other appointments requiring endorsement by the Board. The Governance and Nominations Committee also reviews succession plans with the Chairman and the Group CEO relating to Executive Board positions and is kept informed of other top management succession plans.
Audit Committee
The Audit Committee consists of at least three members, all of whom must be independent. The chairman of the Risk Committee is generally appointed as one of the members of the Audit Committee. The Audit Committee currently consists of five members, all of whom are independent.
The Audit Committee has its own charter, which has been approved by the Board. The members of the Audit Committee are subject to independence, experience and expertise requirements as stipulated in the Organizational Regulations, the Audit Committee charter, applicable laws and listing standards. None of the Audit Committee members may, among other things, have a significant relationship to the Group, indirectly or directly, or be, or have in the past three years been, an employee of the Group, or be a member of the audit committee of more than two other companies, unless the Board deems that such membership would not impair their ability to serve on the Audit Committee. The Audit Committee charter further stipulates that all Audit Committee members must be financially literate.
The SEC requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002. The Board has determined that Mr. Meddings is an audit committee financial expert.
Pursuant to its charter, the Audit Committee holds meetings at least once each quarter, prior to the publication of CSG’s consolidated financial statements. Typically, the Audit Committee convenes for a number of additional meetings and workshops throughout the year. The meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor. A private session with Internal Audit and the external auditors is regularly scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present. The Head of Internal Audit reports directly to the chairman of the Audit Committee.
The primary function of the Audit Committee is to assist the Board in fulfilling its oversight role by:
•	monitoring and assessing the overall integrity of the financial statements as well as disclosures of the financial condition, results of operations and cash flows;
•	monitoring the adequacy of the financial accounting and reporting processes and the effectiveness of internal controls;
•	monitoring processes designed to ensure compliance by the Group in all significant respects with legal and regulatory requirements;
•
monitoring the adequacy of the management of non-financial risks jointly with the Risk Committee, including assessing the effectiveness of internal controls that go beyond the area of financial reporting;

•	reviewing jointly with the Conduct and Financial Crime Control Committee any significant matters related to compliance and conduct; and
•	monitoring the qualifications, independence and performance of the external auditors and of Internal Audit.

The Audit Committee is regularly informed about significant projects aimed at further improving processes and receives regular updates on major litigation matters as well as significant compliance, disciplinary, tax and regulatory matters. Furthermore, the Audit Committee has established procedures for the receipt, retention and treatment of complaints of a significant nature regarding accounting, internal controls, auditing or other matters alleging potential misconduct, including a whistleblower hotline.
Compensation Committee
The Compensation Committee consists of at least three members of the Board, all of whom must be independent. The Compensation Committee currently consists of five members, all of whom are independent.
The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled at any time. The meetings are attended by external advisors and management representatives, as appropriate.
The Compensation Committee’s duties and responsibilities include reviewing the Group’s compensation policy, establishing new compensation plans or amending existing plans and recommending them to the Board for approval, as well as reviewing the performance of the Group and the divisions and recommending to the Board for approval the variable compensation pools for the Group and the divisions. The Compensation Committee proposes, among other things, individual compensation for the Board members to the Board, discusses and recommends to the Board a proposal for the Group CEO’s compensation, discusses and recommends to the Board, based on proposals by the Group CEO, the Executive Board members’ compensation, and reviews and recommends to the Board the compensation for individuals being considered for an Executive Board position. The Compensation Committee reviews and endorses the annual compensation report submitted for a consultative vote by shareholders at the AGM.
The Compensation Committee is authorized to retain outside advisors, at the Group’s expense, for the purpose of providing guidance to the Compensation Committee as it carries out its responsibilities. Prior to their appointment, the Compensation Committee conducts an independence assessment of the advisors pursuant to the rules of the SEC and the listing standards of the NYSE and the Nasdaq.
Conduct and Financial Crime Control Committee
The Conduct and Financial Crime Control Committee consists of at least three members of the Board. It may include non-independent members of the Board; however, the majority of members must qualify as independent. The chairman of the Audit Committee is generally appointed as one of the members of the Conduct and Financial Crime Control Committee. The Compensation Committee currently consists of four members, all of whom are independent.
The Conduct and Financial Crime Control Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Conduct and Financial Crime Control Committee holds at least four meetings per year. It may convene for additional meetings throughout the year in order to appropriately discharge its responsibilities. The meetings are attended by management representatives, representatives of Internal Audit and the Group’s external auditors, as appropriate.
The primary function of the Conduct and Financial Crime Control Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Group’s exposure to financial crime risk by:
•	reviewing and assessing the Group’s overall compliance framework for addressing financial crime risk, including policies, procedures and organizational set-up;
•
monitoring and assessing the effectiveness of financial crime compliance programs, including those with respect to the following areas: anti-money laundering, client identification and know-your-client procedures, client on and off boarding, politically exposed persons, economic and trade sanctions, anti-bribery and anti-corruption and client tax compliance;

•
reviewing the status of the relevant policies and procedures and the implementation of significant initiatives focused on improving conduct and vigilance within the context of combatting financial crime, including employee awareness and training programs;

•	with respect to the areas specified above:
o	reviewing and monitoring investigations into allegations of financial crime or other reports of misconduct pertaining thereto;

o	reviewing with management, Internal Audit and the external auditors audit findings and recommendations, including annual regulatory audit reports; and
o	providing support to the Compensation Committee and advice, as relevant and appropriate; and
•
reviewing jointly with the Audit Committee and/or Risk Committee any matters for which a joint review is determined to be appropriate, including the annual compliance risk assessment and the Group’s framework for addressing conduct risk.

The Conduct and Financial Crime Control Committee receives regular updates by management on regulatory, legislative and industry specific developments with respect to the areas specified above.
Risk Committee
The Risk Committee consists of at least three members. It may include non-independent members. The chairman of the Audit Committee is generally appointed as one of the members of the Risk Committee. The Risk Committee currently consists of five members, all of whom are independent.
The Risk Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Risk Committee holds at least four meetings a year. In addition, the Risk Committee usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities. The Group CEO, the Chief Risk Officer and other Group business or corporate function representatives will usually attend the meetings, as appropriate.
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities of risk management. These responsibilities include the oversight of the enterprise-wide risk management and practices, the promotion of a sound risk culture with clear accountability and ownership, the review of key risk and resources and the assessment of the effectiveness and efficiency of the risk function of the Group. The main duties and responsibilities of the Risk Committee include:
•	reviewing and assessing the integrity and adequacy of the risk function of the Group, including risk measurement approaches;
•	reviewing and calibrating the risk appetite at the Group level and at the level of key businesses, as well as major risk concentrations;
•	approving the list of countries and proposing the limits and risk appetites allocated to such countries to the Board;
•
regularly reviewing relationships with top clients and material transactions from a risk perspective and also reviewing the reports on material risk matters by the risk function, significant legal entities, businesses and corporate functions;

•	reviewing the contingency funding plan and proposing it to the Board for approval;
•
reviewing and assessing the business continuity management, risk measurement and management with respect to the internal control system, and, on an annual basis, the firm-wide risk management framework;

•
reviewing, jointly with the Audit Committee, the annual assessment of the adequacy and effectiveness of the internal control system and the status of major infrastructure and committed change programs, as well as the control functions’ input into remuneration;

•	reviewing and assessing the current state and evolution of the risk culture;
•	mandating the credit risk review function to independently assess credit risk management practices; and
•	reporting committee activities to the Board when and with such recommendations as deemed appropriate or required.

The Risk Committee is regularly informed about major initiatives aimed at responding to regulatory change and further improving risk management across the Group, including organizational changes, changes to risk measurement methods and upgrades to risk systems infrastructure.

Digital Transformation and Technology Committee
The Digital Transformation and Technology Committee consists of at least three members. It may include non-independent members. The Digital Transformation and Technology Committee currently consists of four members, all of whom are independent.
The Digital Transformation and Technology Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Digital Transformation and Technology Committee holds at least four meetings a year.
The Digital Transformation and Technology Committee was established in January 2022 with the primary function of assisting the Board in setting, steering and overseeing the execution of the bank’s data, digitalization and technology strategy. The Digital Transformation and Technology Committee is tasked with overseeing the strategically aligned execution of the bank’s major digitalization and technology initiatives and setting governance standards for digital transformation across the Group. The main duties and responsibilities of the Risk Committee include:
•	overseeing and driving the strategic alignment of the Group’s technology spend;
•	setting the governance standards for digital transformation across the Group;
•	overseeing the execution of the major digitalization and technology initiatives;
•	identifying and assessing opportunities and threats to the Group’s business model from the digital transformation;
•	working closely with the Risk Committee and the Audit Committee in regard to overseeing technology-driven risks;
•	obtaining external perspectives and thought leadership on select industry and technology trends with impact on the Group and the financial services industry more broadly; and
•	in relation to these trends, critically examining the strategies and activities within the Group and driving awareness and consideration for strategic decision making as required.

Sustainability Advisory Committee
The Sustainability Advisory Committee consists of no less than three Board members, including the Board Sustainability Leader. Additionally, the Sustainability Advisory Committee includes the Chief Sustainability Officer and selected members of the Executive Board, two of which are the Group CEO and the Chief Risk Officer, and may include other members. The Sustainability Advisory Committee currently consists of three members.
The Sustainability Advisory Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Sustainability Advisory Committee holds at least four meetings a year.
The Sustainability Advisory Committee assists the Board, in an advisory capacity, in fulfilling its oversight duties in respect of the development and execution of the Group’s sustainability strategy and targets, and monitoring and assessing the effectiveness of the respective sustainability programs and initiatives. The responsibilities of the Sustainability Advisory Committee include:
•	advising on the sustainability strategy and targets;
•	providing independent, external expertise and a critical outside-view across a variety of sustainability topics;
•	advising on sustainability implications on key Board decisions;
•	advising on the Group’s Sustainability Report, on policies and programs subject to public risks/issues and the evolution of the sustainability governance;
•	advising on sustainability metrics and tracking and monitoring progress; and

•	supporting in engaging with key internal and external stakeholders.

EXECUTIVE BOARD
In accordance with Swiss law, the Articles and the Organizational Regulations and subject to those affairs that lie within the responsibility of the Board by law, the Articles and the Organizational Regulations, the Board has delegated the executive management of CSG to the Executive Board. The Executive Board is responsible for the day-to-day operational management of CSG under the leadership of the Group CEO. Its main duties and responsibilities include:
•	establishment of the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board;
•	regular review and coordination of significant initiatives, projects and business developments in and across the divisions, regions and corporate functions and reconciliation of any issues;
•	regular review of the consolidated and divisional financial performance;
•
establishing annually the strategic business plans, performance targets and budgets, including resource allocation, for the Group as a whole, as well as the divisions and the regions, subject to approval by the Board, and implementing such plans;

•	granting corporate titles for CSG and Credit Suisse AG and signatory power for Credit Suisse AG in line with the Organizational Regulations;
•	approving the annual capital expenditure plan and establishing the approval authorities for investments within the approved plan as well as extraordinary investments;
•	approval of key policies for the Group; and
•	review and approval of business transactions, including mergers, acquisitions, establishment of joint ventures and establishment of subsidiary companies.

The members of the Executive Board are appointed by the Board.
Composition of the Executive Board
The members of the Executive Board as of the date of this document are listed below. As of the date hereof, the composition of the Executive Board of CSG and the Executive Board of Credit Suisse AG is identical, with the exception of Mr. Helfenstein, who is a member of the Executive Board of CSG, but not of Credit Suisse AG. For purposes of the table below only, references to the “Executive Board” are to both the Executive Board of CSG and the Executive Board of Credit Suisse AG, except as otherwise specified.
Name	Business address	Position held
Ulrich Körner	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2021 - present: Credit Suisse
Group CEO
(2022 - present)
Member of the Executive Board (2021 - present)
CEO Asset Management (2021 - 2022)
Member of the Board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2022 - present)
2009 - 2020: UBS
Member of the Group Executive Board (2009 - 2020)
Senior Advisor to the CEO of UBS Group (2019 - 2020)
CEO of UBS Asset Management (2014 - 2019)
CEO of UBS Europe, Middle East & Africa (2011 - 2019)
Group Chief Operating Officer, CEO Corporate Center (2009 - 2013)

1998 - 2009: Credit Suisse
Member of the Group Executive Board (1998 - 2009)
CEO Switzerland (2006 - 2008)
Credit Suisse/Credit Suisse Financial Services, CFO (2002 - 2005), COO (2004 - 2005)
CEO Technology and Services (2000 - 2001)
CFO Switzerland (1998 - 2000)
Prior to 1998:
McKinsey & Company
Senior Engagement Manager
Revisuisse
Price Waterhouse
Auditor

Education 1993 PhD in Economics, University of St. Gallen, Switzerland 1988 Master’s degree in Economics, University of St. Gallen, Switzerland

Other activities and functions
Lyceum Alpinum Zuoz AG, vice chairman of the board of directors (listed company)
Previous recent board memberships include:
Deutsche Invest Capital Partners (DICP), member of the advisory board (2020 - 2021)

Francesco De Ferrari	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2022 - present: Credit Suisse
CEO Wealth Management (2022 - present)
CEO EMEA (2022 - present)
Member of the Executive Board (2022 - present)
2018 - 2021: AMP
CEO & Managing Director, AMP Capital (2020 - 2021)
CEO & Managing Director, AMP Limited (2018 - 2021)
2002 - 2018: Credit Suisse
CEO, South East Asia and Frontier Markets (2015 - 2018)
CEO, Private Banking Asia Pacific (2012 - 2018)
CEO, Private Banking Italy (2008 - 2011)
Business COO, Private Banking EMEA (2007 - 2008)
Various management and other positions with Credit Suisse Italy (2002 - 2006)
1999 - 2001: B2Vision & ASPESI Spa
Founder
1996 - 1999: McKinsey & Company
Engagement Manager
1993 - 1995: Nestlé
Internal Audit, International Management Training Program
1990 - 1992: Deloitte & Touche
Financial Auditor

Education 1996 MBA, INSEAD, Fontainebleau, France 1990 Bachelor of Arts in Economics and International Business, New York University, United States

Other activities and functions Mr. De Ferrari currently does not hold directorships in other organizations

Markus Diethelm	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2022 - present: Credit Suisse
General Counsel (2022 - present)
Member of the Executive Board (2022 - present)
2008 - 2022: UBS
Of Counsel (2021 - 2022)
Group General Counsel and Member of the Group Executive Board of UBS Group AG (2014 - 2021)
Group General Counsel and Member of the Group Executive Board of UBS AG (2008 - 2021)
Member of the Executive Board of UBS Business Solutions AG (2015 - 2016)
1998 - 2008: Swiss Re
Member of the Group Executive Board (2007 - 2008)
Group Chief Legal Officer (1998 - 2008)
1992 - 1998: Gibson, Dunn & Crutcher, Brussels and Paris
Attorney-at-law (1992 - 1998)
1989 - 1992: Shearman & Sterling, New York
Attorney-at-law (1989 - 1992)
1988 - 1989: Paul, Weiss, Rifkind, Wharton & Garrison, New York
Attorney-at-law (1988 - 1989)
1984 - 1985: District Court of Uster
Law Clerk (1984 - 1985)
1983 - 1984: Bär & Karrer, Zurich
Associate (1983 - 1984)

Education
1997 Admission to the bar of the Canton of Geneva, Switzerland
1992 Doctorate in Law, Stanford Law School, United States
1991 Admission to the bar of the State of New York, United States
1988 Master of the Science of Law, Stanford Law School, United States
1986 Admission to the bar of the Canton of Zurich, Switzerland
1983 Master in Law, University of Zurich, Switzerland

Other activities and functions
Swiss-American Chamber of Commerce, chairman of the legal committee
American Swiss Foundation, co-chairman and chairman of the Swiss Advisory Council
New York State Council of Business Leaders in Support of Access to Justice, member
Swiss Finance Institute, vice-chairman of the Foundation Board

Christine Graeff	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2021 - present: Credit Suisse
Global Head of People (2022 - present)
Member of the Executive Board (2022 - present)
Group Head of Corporate Communications and Deputy Head of Human Resources (2021 - 2022)
2013 - 2020: European Central Bank
Director General of Communications
2001 - 2013: Brunswick Group GmbH
Partner & Managing Director
1999 - 2001: Burson-Marsteller
Financial Services and Investor Relations Practice
1996 - 1999: Dresdner Kleinwort Benson
Corporate Finance Analyst, M&A

Education
1998 Securities Institute Diploma and SFA, Chartered Institute for Securities & Investment (CISI), UK
1995 Bachelor of Arts in European Business Administration, European Partnership of Business Schools (EPBS), London (UK) and Reims (France)

Other activities and functions
Atlantik-Brücke, advisory board member
Patronatsverein für die Städtischen Bühnen Frankfurt, member
The English Theatre Frankfurt, chair
Communication Quadriga University, advisory board member

Joanne Hannaford	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2022 - present: Credit Suisse
Chief Technology & Operations Officer (2022 - present)
Member of the Executive Board (2022 - present)
1997 - 2022: Goldman Sachs
Partner and Global Co-Head of Platform Engineering, EMEA Head of Engineering and Global Head of Regulatory Engineering (2013 - 2021)
Global Head of Corporate and Operations Technology (2016 - 2017)
Partner & Co-Head of Enterprise Platforms (2013 - 2016)
Managing Director & Global Head of Compliance and Legal Technology (2001 - 2013)
Vice President, Statistical Engineer and Investment Research (1997 - 2001)
1994 - 1997: NatWest Bank
Executive Director, Global Volume Trading Systems
Prior to 1994:
UBS (1993 - 1994)
Merrill Lynch (1992 - 1993)

Education 1992 Bachelor of Science in Computer Science, Staffordshire University, UK 1990 BTEC Higher National Diploma (HND) in Computer Science, Anglia Ruskin University, UK

Other activities and functions
Royal Society Science, Industry and Translation Committee, member
British Army Staff Corp, major
Founders4Schools Charity, member of the Board of Trustees
British Computer Society, fellow

André Helfenstein	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2007 - present: Credit Suisse
CEO Swiss Bank and CEO Region Switzerland (2022 - present)
CEO Credit Suisse (Schweiz) AG (Swiss subsidiary) (2020 - present)
Member of the Executive Board (2020 - present)
CEO Swiss Universal Bank (2020 - 2021)
Head Institutional Clients, Swiss Universal Bank (2017 - 2020)
Credit Suisse (Schweiz) AG, member of the Executive Board (2016 - present)
Swiss Universal Bank, member of the Management Committee (2015 - 2021)
Head Corporate & Institutional Clients, Swiss Universal Bank (2015 - 2017)
Private & Wealth Management Organization in Switzerland: Head Private Banking Clients, Region Zurich and Region Head Zurich (2013 - 2015)
Private & Wealth Management Organization in Switzerland: Head Private Clients, Region Zurich (2010 - 2013)
Head Products, Sales & Pricing, Private Banking (2007 - 2010)
1996 - 2007: The Boston Consulting Group (BCG) (1996 - 1997 & 2003 - 2007 in Zurich / 1998 - 2003 in New York)
Partner & Managing Director (2005 - 2007)
Consultant (1996-2005)
1993 - 1995: STB Unternehmensentwicklungen AG (VZ VermögensZentrum AG)
Associate

Education 1992 Master’s Degree in Business, University of St. Gallen, Switzerland 1990 Certificate in Psychology/Sociology, Université de la Sorbonne, Paris, France

Other activities and functions
Pension Fund CS Group (Schweiz), foundation board member
Pension Fund 2 CS Group (Schweiz), foundation board member
Credit Suisse Foundation, foundation board member
FINMA Private Banking Panel, member
SIX Group AG, board and risk committee member
Zürcher Handelskammer, board member
Swiss Entrepreneurs Foundation, foundation board member
Europa Forum Luzern, steering committee member

University of St. Gallen – Center for Financial Services Innovation, advisory board member Venture Incubator AG, board vice chairman Swiss-American Chamber of Commerce, member

Dixit Joshi	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2022 - present: Credit Suisse
Chief Financial Officer (2022 - present)
Member of the Executive Board (2022 - present)
2011 - 2022: Deutsche Bank AG
Group Treasurer (2017 - 2022)
Head of ICG Debt, Listed Derivatives and Markets Clearing (2016 - 2017)
Head of Global Prime Finance (2015 - 2016)
Head of APAC Equities (2011 - 2015)
2003 - 2010: Barclays Capital
Head of EMEA Equities (2008 - 2010)
Head of Equity Derivatives (2003 - 2008)
1995 - 2003: Credit Suisse First Boston
Various roles in the Equity Trading Business, New York and London
1992 - 1995: Standard Bank of South Africa

Education 1992 Bachelor of Science in Actuarial Science and Statistics, University of the Witwatersrand, South Africa

Other activities and functions Pratham UK, board member Student Sponsorship Programme (SSP) – South Africa, trustee

Edwin Low	Credit Suisse One Raffles Link South Lobby, # 03/#04-01 Singapore 039393 Singapore
Professional history
1996 - present: Credit Suisse
CEO Region Asia Pacific (2022 - present)
Member of the Executive Board (2022 - present)
Co-Head of Investment Bank APAC (2022)
CEO Southeast Asia and Frontier Markets (2019 - 2022)
Co-Head of Investment Banking & Capital Markets APAC (2015 - 2022)
Co-Head of IBCM Southeast Asia (2012 - 2015)
Deputy CEO Singapore (2011 - 2016)
Head of Singapore and Malaysia Coverage, IBCM (2006 - 2015)
Head of Singapore Coverage, IBCM (2004 - 2006)
Head of Corporate Finance Southeast Asia, IBCM (1998 - 2004)
Associate Corporate Finance (1996 - 1998)
1994 - 1995: Schroders plc
Associate
1990 - 1992: Mallesons Stephen Jaques
Associate

Education
1994 MBA, Australian Graduate School of Management, University of New South Wales, Australia
1990 Bachelor of Law, University of Western Australia, Australia
1989 Bachelor of Jurisprudence, University of Western Australia, Australia

Other activities and functions Mr. Low currently does not hold directorships in other organizations

Francesca McDonagh	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2022 - present: Credit Suisse
Group Chief Operating Officer (2022 - present)
Member of the Executive Board (2022 - present)
2017 - 2022: Bank of Ireland
Group CEO
1997 - 2017: HSBC
Group General Manager, Retail Banking and Wealth Management, HSBC UK and Europe (2014 - 2017)
Regional Head, Retail Banking and Wealth Management, HSBC Middle East and North Africa (2011 - 2013)
Head of Personal Financial Services, HSBC Hong Kong (2009 - 2011)
Head of Personal Financial Services, HSBC Panama (2007 - 2009)
Head of Premier Banking, HSBC Mexico (2004 - 2007)
Head of Personal Banking, HSBC Indonesia (2001 - 2004)
Manager, HSBC Group Strategy Implementation, UK (2001)
Various roles (1997 - 2000)

Education 1996 Bachelor of Arts in Philosophy and Economics, Oxford University, UK

Other activities and functions Ms. McDonagh currently does not hold directorships in other organizations

Nita Patel	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2022 - present: Credit Suisse
Chief Compliance Officer (2022 - present)
Member of the Executive Board (2022 - present)
Chief Compliance Officer, Asset Management, Credit Suisse International, Credit Suisse Securities (Europe) Limited and Credit Suisse AG London Branch (2021 - 2022)
Chief Compliance Officer, UK & EMEA Investment Bank (2021)
2004 - 2001: Goldman Sachs
Chief Compliance Officer, EMEA and APAC (2012 - 2021)
Compliance Officer, Fixed Income and Equities Trading Desks (2004 - 2012)
2000 - 2004: Nomura
Compliance Officer, Fixed Income
1998 - 2000: Bear Stearns
Regulatory Change

Education 1997 Master of Science in Finance and Investment, Brunel University, UK 1996 Bachelor of Arts in Business Studies – Elective Finance, Southbank University, UK

Other activities and functions Ms. Patel currently does not hold directorships in other organizations

David Wildermuth	Credit Suisse Group AG Paradeplatz 8 8001 Zurich Switzerland
Professional history
2022 - present: Credit Suisse
Chief Risk Officer (2022 - present)
Member of the Executive Board (2022 - present)
Member of the Sustainability Advisory Committee (2022 - present)
1997 - 2022: Goldman Sachs
Deputy Chief Risk Officer (2015 - 2022)
Partner (2010 - 2022)
Global Chief Credit Officer & Global Head Credit Risk Management and Advisory (2012 - 2018)
Chief Risk Officer EMEA & Global Chief Credit Officer (2008 - 2012)
Managing Director, Risk Management (2001 - 2008)
Vice President Credit Risk (1997 - 2001)
1987 - 1997: ABN AMRO Bank
Various roles in Corporate Finance, Leveraged Finance, Real Estate Finance and Credit Management

Education 1986 Bachelor of Arts in Economics and Computer Science, Dartmouth College, United States

Other activities and functions East Harlem Scholars Academy, member of the board of trustees

There are no conflicts of interest between the private interests or other duties of the members of the Executive Board listed above and their respective duties to CSG.
Legal Proceedings and Convictions
There have been no convictions against any of the members of the Executive Board listed under “―Composition of the Executive Board” above for major or minor economic or white-collar crimes in the last five years, and no legal proceedings against any such member of the Executive Board by statutory or regulatory authorities (including designated professional associations) are ongoing or have been concluded with a sanction.
Committees of the Executive Board
The Executive Board has the following regular committees: the Executive Board Risk Management Committee (the “ExB RMC”), the Group Capital Allocation and Liability Management Committee (the “Group CALMC”), the Credit Suisse AG Parent Capital Allocation, Liability and Risk Management Committee (the “CS AG Parent CALRMC”), the Valuation Risk Management Committee (the “VARMC”), and the Group Conduct Board (the “GCB”).
The ExB RMC (co-chaired by the Group CEO, the Chief Risk Officer and the Chief Compliance Officer) is primarily responsible for steering and monitoring the development and execution of the Group’s risk strategy, approving risk appetite across all risk types for the Group, its divisions and regions, as well as reviewing the aggregate and top risk exposures, major risk concentrations and key non-financial risks. The ExB RMC approves risk limit applications that require final approval by the Risk Committee or the Board. The ExB RMC is also responsible for assessing the appropriateness and efficiency of the internal control system and serves as an escalation point for risk issues raised by subordinated risk committees or Executive Board members.
The Group CALMC reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy. The Group CALMC also reviews the Group and Credit Suisse AG contingency funding plan and proposes it for approval by the Board, reviews the position taking of interest rate risk in the banking book and decides on changes in approaches relating to investment of own equity. Further, it sets targets, approves and reviews adherence to internal targets for capital allocation, funding, liquidity and capital management actions, including the review and monitoring of share repurchases.
The CS AG Parent CALRMC reviews the capital management, liquidity management and risk management matters of Credit Suisse AG. The CS AG Parent CALRMC, among other things, reviews and approves all risk limit applications for Credit Suisse AG requiring final approval by the Board, and sets risk standards and strategies for Credit Suisse AG complementing the overall Group risk management with considerations regarding Credit Suisse AG-specific vulnerabilities. The committee also monitors and reviews Credit Suisse AG’s aggregate risk profile in particular Credit Suisse AG-specific vulnerabilities, and reviews the capital, liquidity and funding trends and activities of Credit Suisse AG.
The VARMC is responsible for establishing policies regarding the valuation of certain important assets and the policies and calculation methodologies applied in the valuation process. Further, the VARMC is responsible for monitoring and assessing valuation risks and reviewing inventory valuation conclusions.
The GCB (co-chaired by the Global Head of Human Resources together with one of the other Executive Board members appointed to the GCB on an annually rotating basis) is responsible for overseeing conduct matters and ensuring consistency and alignment of practices across the Group. The GCB oversees the global disciplinary process and measures and serves as a review panel to consider potential significant events and individual compensation. The GCB also reviews findings from conduct related investigations and considers these in the context of determining disciplinary outcomes.
COMPENSATION, SHAREHOLDINGS AND LOANS
Compensation of the Board of Directors
For information on compensation of the Board, see “V—Compensation—Board of Directors compensation” in the 2021 Annual Report, on pages 267 to 271 thereof.
Board Shareholdings and Loans
As of November 9, 2022, the members of the Board (including immediate family members and companies in which they have a controlling interest) collectively held 1,282,175 Shares, corresponding to 0.05% of the voting rights in CSG as of November 9, 2022, and no option rights or Share awards.
For further information on Board shareholdings and loans outstanding as of December 31, 2021, see “—Board shareholdings” and “—Board loans” in “V—Compensation—Board of Directors compensation” and “Note 24—Shareholdings” in “VII—Parent company financial statements—Credit Suisse Group” in the 2021 Annual Report, on page 271 and pages 452 to 453, respectively, thereof.
Compensation of the Executive Board
For information on compensation of the Executive Board, including compensation structure and awards, see “V—Compensation—Executive Board compensation” in the 2021 Annual Report, on pages 246 to 257 thereof.
Executive Board Shareholdings and Loans
As of November 9, 2022, the members of the Executive Board (including immediate family members and companies in which they have a controlling interest) collectively held 744,580 Shares (corresponding to 0.03% of the voting rights in CSG as of November 9, 2022) and 1,684,260 Share awards without voting rights (which, if and when vested, corresponding to 0.06% of the voting rights of CSG as of November 9, 2022).
For further information on Executive Board shareholdings, loans and other outstanding awards outstanding as of December 31, 2021, see “V—Compensation—Executive Board compensation” and “Note 24—Shareholdings” in “VII—Parent company financial statements—Credit Suisse Group” in the 2021 Annual Report, on pages 246 to 257 and pages 452 to 453, respectively, thereof.

BANKING RELATIONSHIPS WITH BOARD AND EXECUTIVE BOARD MEMBERS
The Group is a global financial services provider. Many of the members of the Board and the Executive Board, their close family members or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. During 2021 and during 2022 to date, there were no transactions with members of the Board or the Executive Board and such companies that were not in the ordinary course of business and entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2021, December 31, 2020, and December 31, 2019, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions. See “V—Compensation—Board of Directors compensation” and “V—Compensation—Executive Board compensation” in the 2021 Annual Report, on pages 267 to 271 and pages 246 to 257, respectively, thereof, for a list of the outstanding loans to members of the Board and the Executive Board as of December 31, 2021.

SHAREHOLDERS
SHAREHOLDER BASE
CSG has a broad shareholder base, with the majority of Shares owned directly or indirectly by institutional investors outside Switzerland. Through the use of an external global market intelligence firm, CSG regularly gathers additional information on the composition of its shareholder base, including information on Shares that are not registered in its share register. According to this data, CSG’s shareholder base as of December 31, 2021, was comprised of 86% institutional investors, 11% private investors and 3% other investors. The geographical break down of our institutional investors as of the same date was as follows: 53% North America, 20% Switzerland, 13% UK and Ireland, 6% other continental Europe and 8% the rest of the world.
As of December 31, 2021, 103,360 shareholders were listed in CSG’s share register. To the best of CSG’s knowledge, there are no agreements in place that could lead to a change in control of the Group. As of December 31, 2021, 139,053,328, or 5.25%, of the issued Shares were in the form of ADS.
For further information on CSG’s shareholder base, including distribution of shareholdings by investor type and region, refer to “IV—Corporate Governance—Shareholders” in the 2021 Annual Report, on pages 191 to 196 thereof.
SIGNIFICANT SHAREHOLDERS
The following table and the footnotes thereto disclose significant shareholders and significant groups of shareholders of CSG and their shareholdings (including purchase and sale positions according to the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of June 19, 2015, as amended (“FMIA”) and its implementing ordinance). This information is provided based solely on the notifications received by CSG in accordance with article 120 et seq. of the FMIA from the relevant shareholders and groups of shareholders of CSG, and published on the official website of SIX Exchange Regulation AG (https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/) and marked as current at 0:01 a.m. (CET) on the date of this document. The shareholdings (including purchase and sale positions) of such shareholders and groups of shareholders may have changed since the date of applicable notification. See also “Description of CSG’s Share Capital and the Shares—Description of the Shares—Notification and Disclosure of Major Shareholders.”
Beneficial owner / person that can exercise the voting rights at their own discretion / licensee in the case of collective investment schemes	Direct shareholder / collective investment scheme in the case of collective investment schemes	Purchase position / sale position(1)
		(in number of voting rights as of the date of the applicable notification)	(in % of total voting rights as of the date of the applicable notification)
BlackRock, Inc., New York, NY, USA(2)		135,174,760 / 3,301,635	5.06% / 0.12%
Dodge & Cox, 555 California Street, 40th Floor, San Francisco, CA 94104, USA(3)		122,215,841 / -	4.993% / -
Harris Associates Investment Trust, Chicago, USA(4)	Oakmark International Fund, Chicago, USA Oakmark Global Fund, Chicago, USA Oakmark Global Select Fund, Chicago, USA	127,066,067 / -	4.97% / -
Harris Associates L.P., 2 N. LaSalle Street, Suite 500, Chicago, IL 60602, USA(5)		81,531,719 / -	5.17% / -
Khaled Olayan, Al-Khobar, Saudi Arabia Lubna Olayan, Riyadh, Saudi Arabia Hayat Olayan, Jeddah, Saudi Arabia trust for the benefit of Hutham Olayan, Vaduz, Furstentum Liechtenstein(6)	Competrol Establishment, Herrengasse 2, FL-9490 Vaduz, Liechtenstein Lubna Olayan, Riyadh, Saudi Arabia	127,788,106 / -	4.999% / -
Qatar Investment Authority, Doha, State of Qatar(7)	Qatar Holding LLC, Doha, State of Qatar	133,217,522 / -	5.026% / -
Saudi National Bank, Riyadh, Kingdom of Saudi Arabia(8)		395,474,943 / -	14.92% / -

Silchester International Investors LLP, 1 Bruton Street, W1J 6TL London, United Kingdom(9)	77,379,165 / -	3.03% / -

(1)   The percentages shown in this column were calculated by the relevant shareholders and groups of shareholders based on the number of Shares registered with the commercial register of the Canton of Zurich as of the date of the applicable notification, which may be different from the number of Shares registered with the commercial register of the Canton of Zurich as of the date of this document.

(2)   For further details, please see the notification dated January 26, 2022, available at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/shareholder-details/TAM1O00049.

(3)   For further details, please see the notification dated September 19, 2020, available at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/shareholder-details/TAK9I00061.

(4)   For further details, please see the notification dated July 25, 2018, available at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/shareholder-details/TAI7V00047.

According to the above-described notification, the voting rights disclosed by Harris Associates L.P. in its notification dated November 4, 2013 (see footnote (5) below), include all the Shares held by Harris Associates Investment Trust.

(5)   According to the notification of Harris Associates Investment Trust dated July 25, 2018 (see footnote (4) above), the voting rights disclosed by Harris Associates L.P. in its notification dated November 4, 2013, include all the Shares held by Harris Associates Investment Trust.

For further details, please see the notification dated November 4, 2013, available at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/shareholder-details/TADB700036.

(6)   Immediate Family of the late Suliman S. Olayan Hutham Olayan is a resident of New York, USA.

For further details, please see the notification dated December 12, 2018, available at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/shareholder-details/TBICB00018.

(7)   Qatar Investment Authority (established as a government entity of the State of Qatar), the address of which is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar Holding LLC (a wholly-owned subsidiary of Qatar Investment Authority), the address of which is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar.

For further details, please see the notification dated November 11, 2021, available at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/shareholder-details/TALBG00023.

(8)   Pursuant to the relevant Purchase and Subscription Agreement, Saudi National Bank has purchased 307,591,623 Non-Preemptive Shares. Such Non-Preemptive Shares will be allotted Rights in the Rights Offering, which will entitle Saudi National Bank to subscribe for 87,883,320 Offered Shares and which Saudi National Bank has committed to exercise. Immediately after the registration of the Offered Shares in the commercial register of the Canton of Zurich, Saudi National Bank is expected to hold 395,474,943 Shares (representing 9.9% of the share capital of CSG expected to be registered in the commercial register of the Canton of Zurich upon completion of the Offering).

For further details, please see the notification dated November 3, 2022, available at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/shareholder-details/TAMAH00088.

(9)   Silchester International Investors LLP (“Silchester”) acts as investment manager for a number of commingled funds (its “Clients”). Silchester is given full discretion over Client investments and the authority to vote proxies on their behalf. However, Silchester does not act as custodian and therefore Shares are not held in Silchester’s name but in the name of each Client’s custodian.

The Clients as of the date of the applicable notification were (i) Silchester International Investors International Value Equity Taxable Trust, c/o Silchester International Investors, Inc., 780 Third Avenue, 42nd Floor, New York, NY 10017, USA, (ii) Silchester International Investors International Value Equity Trust, c/o Silchester International Investors, Inc., 780 Third Avenue, 42nd Floor, New York, NY 10017, USA, (iii) Silchester International Investors International Value Equity Group Trust, c/o Silchester International Investors, Inc., 780 Third Avenue, 42nd Floor, New York, NY 10017, USA, (iv) Silchester International Investors International Tobacco Free International Value Equity Trust, c/o Silchester International Investors, Inc., 780 Third Avenue, 42nd Floor, New York, NY 10017, USA, and (v) The Calleva Trust, c/o Northern Trust Fiduciary Services (Ireland) Limited, George’s Court, 54-62 Townend Street, Dublin 2, Ireland.

For further details, please see the notification dated December 7, 2018, available at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/shareholder-details/TAIC400045.

CROSS SHAREHOLDINGS
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.

DESCRIPTION OF CSG’S SHARE CAPITAL AND THE SHARES
This summary contains certain information in relation to the share capital of CSG and the Shares, as well as a brief description of certain significant provisions of CSG’s articles of association (Statuten) and the Swiss Code of Obligations. This description does not purport to be complete and is qualified in its entirety by reference to CSG’s articles of association (Statuten) and the laws of Switzerland in effect on the date of this document.
In particular, on June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss corporate law. This legislative reform addresses, among other things, (i) the modernization of and increased flexibility for a stock corporation’s capital base, (ii) the strengthening of shareholder rights, (iii) certain changes to financial distress/restructuring measures, (iv) corporate governance and executive compensation matters (including, among other things, the incorporation of the Compensation Ordinance into the Swiss Code of Obligations), and (v) certain socio-political topics (e.g., gender representation and disclosure requirements for companies active in the raw materials sector). Other than with respect to the new rules on gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, came into effect on January 1, 2021, the new legislation will come into effect on January 1, 2023 (with certain transitional periods as provided for therein). In light of this legislative reform, certain items described below will be subject to modification pursuant to this new legislation. Further, it is expected that the Board will propose certain amendments to CSG’s articles of association (Statuten) at the next AGM to align CSG’s articles of association (Statuten) with the requirements of this new legislation.
CAPITAL STRUCTURE
Overview of the Capital Structure
As of the date of this document, after registration of the Non-Preemptive Shares with the commercial register of the Canton of Zurich, CSG has issued share capital of CHF 124,511,584.16, divided into 3,112,789,604 registered shares with a nominal value of CHF 0.04 each, as well as (i) authorized share capital in the amount of CHF 5,000,000 authorizing the Board to issue at any time until April 29, 2024, up to 125,000,000 registered shares, to be fully paid in, with a nominal value of CHF 0.04 each, (ii) conditional share capital in the amount of CHF 12,000,000, for the issuance of a maximum 300,000,000 registered shares with a nominal value of CHF 0.04 each, as more particularly described below, and (iii) conversion share capital in the amount of CHF 6,000,000, for the issuance of a maximum of 150,000,000 registered shares, to be fully paid in, with a nominal value of CHF 0.04 each, through the compulsory conversion upon occurrence of the trigger event of claims arising out of contingent convertible bonds of CSG or any other member of the Group, or other financial market instruments of CSG or any other member of the Group, that provide for a contingent or unconditional compulsory conversion into shares of CSG.
Pursuant to article 26 of the Articles, CSG’s conditional share capital consists of CHF 12,000,000, for the issuance of a maximum of 300,000,000 registered shares with a nominal value of CHF 0.04 each, reserved for the purpose of increasing share capital through the conversion of bonds or other financial market instruments of CSG, or any other member of the Group, that allow for contingent compulsory conversion into CSG’s shares and that are issued in order to fulfill or maintain compliance with regulatory requirements of CSG and/or any of other member of the Group (contingent convertible bonds).
The issued share capital of CHF 124,511,584.16 described above includes the ordinary capital increase against cash contributions in the amount of CHF 18,481,675.36, divided into 462,041,884 registered shares with a nominal value of CHF 0.04 each (i.e., the Non-Preemptive Shares), approved by CSG’s shareholders at the EGM held on November 23, 2022, and executed by the Board on November 24, 2022, and registered with the commercial register of the Canton of Zurich on the same day. The Non-Preemptive Shares are expected to be delivered as intermediated securities (Bucheffekten) within the meaning of the Swiss Federal Intermediated Securities Act of October 3, 2008, as amended (the “FISA”), to the Private Investors against payment of the purchase price pursuant to the Purchase and Subscription Agreements on November 25, 2022.
Authorized Share Capital
As of the date of this document, the authorized share capital of CSG as set forth in article 27 of the Articles amounts to CHF 5,000,000 divided into 125,000,000 registered shares with a nominal value of CHF 0.04 each.

Article 27 of the Articles reads as follows (translation from the German original):
ARTICLE 27
AUTHORIZED CAPITAL
1
The Board of Directors is authorized, at any time until April 29, 2024, to increase the share capital, as per Art. 3 of the Articles of Association to a maximum of CHF 5,000,000 through the issuance of a maximum of 125,000,000 registered shares, to be fully paid up, each with a par value of CHF 0.04. Increases by underwriting as well as partial increases are permissible. The issue price, the time of dividend entitlement, and the type of contribution will be determined by the Board of Directors. Upon acquisition, the new shares will be subject to the transfer restrictions pursuant to Art. 4 of the Articles of Association.

2
The Board of Directors is authorized to exclude shareholders’ subscription rights in favor of third parties if the new registered shares are used for (a) the acquisition of companies, segments of companies or participations in the banking, finance, asset management or insurance industries through an exchange of shares or (b) the financing/refinancing of the acquisition of companies, segments of companies or participations in these industries, or new investment plans. If commitments to service convertible bonds or bonds with warrants are assumed in connection with company takeovers or investment plans, the Board of Directors is authorized, for the purpose of fulfilling delivery commitments under such bonds, to issue new shares excluding the subscription rights of shareholders.

3
The Board of Directors may allow subscription rights that are not exercised to expire without compensation, or it may sell the subscription rights or the registered shares for which they were granted at market conditions on the market or otherwise use them in the interest of the Company.

Conditional Share Capital
As of the date of this document, the conditional share capital of CSG as set forth in article 26 of the Articles amounts to CHF 12,000,000, divided into 300,000,000 registered shares with a nominal value of CHF 0.04 each.
Article 26 of the Articles reads as follows (translation from the German original):
ARTICLE 26
CONDITIONAL CAPITAL
1
The Company’s share capital pursuant to Art. 3 of the Articles of Association shall be increased by an amount not exceeding CHF 12,000,000 through the issue of a maximum of 300,000,000 registered shares, to be fully paid in, each with a par value of CHF 0.04 through the voluntary or compulsory exercise of conversion rights and/or warrants granted in connection with bonds or other financial market instruments of Credit Suisse Group AG, or any of its Group companies, or through compulsory conversion of contingent convertible bonds (CoCos) or other financial market instruments of Credit Suisse Group AG, or any of its Group companies, that allow for contingent compulsory conversion into shares of the Company.

Shareholders’ subscription rights are excluded. Holders of financial market instruments with conversion features and/or of warrants are entitled to subscribe to the new shares. The Board of Directors fixes the conversion/warrant conditions.
The acquisition of shares through the exercise of conversion rights and/or warrants, or through the conversion of financial market instruments with conversion features, and any subsequent transfer of the shares are subject to the restrictions set out under Art. 4 of these Articles of Association.
2
Contingent capital pursuant to Art. 26 of the Articles of Association is made available, subject to para. 3, exclusively for the purpose of increasing share capital through the conversion of bonds or other financial market instruments of Credit Suisse Group AG, or any of its Group companies, that allow for contingent compulsory conversion into the Company’s shares and that are issued in order to fulfil or maintain compliance with regulatory requirements of the Company and/or any of its Group companies (contingent convertible bonds).

The Board of Directors is authorized when issuing such contingent convertible bonds to exclude shareholders’ preferential subscription rights if these bonds are issued on the national or international capital markets (including private placements with selected strategic investors).
If preferential subscription rights are restricted or excluded by resolution of the Board of Directors when contingent convertible bonds are issued:
(i)	the contingent convertible bonds must be issued at prevailing market conditions,
(ii)
the setting of the issue price of the new shares must take due account of the stock market price of the shares and/or comparable instruments priced by the market at the time of issue or time of conversion, and

(iii)	conditional conversion features may remain in place indefinitely.
3	Deleted
Conversion Share Capital
As of the date of this document, the conversion share capital of CSG as set forth in article 26c of the Articles amounts to CHF 6,000,00, divided into 150,000,000 registered shares with a nominal value of CHF 0.04 each.
Article 26c of the Articles reads as follows (translation from the German original):
ARTICLE 26C
CONVERSION CAPITAL
1
The Company’s share capital pursuant to Art. 3 of the Articles of Association shall be increased by an amount not exceeding CHF 6,000,000 through the issue of a maximum of 150,000,000 registered shares, to be fully paid in, each with a par value of CHF 0.04, through the compulsory conversion upon occurrence of the trigger event of claims arising out of contingent convertible bonds (CoCos) of Credit Suisse Group AG or any of its Group companies, or of other financial market instruments of Credit Suisse Group AG or any of its Group companies, that provide for a contingent or unconditional compulsory conversion into shares of the Company.

2	Shareholders’ preemptive rights are excluded. Holders of financial market instruments with conversion features are entitled to subscribe to the new shares.
3
Shareholders’ preferential subscription rights with regard to financial market instruments with conversion features will be granted. If a quick placement of contingent convertible bonds (CoCos) in large tranches is required, the Board of Directors is authorized to exclude shareholders’ preferential subscription rights. In such circumstances, these contingent convertible bonds (CoCos) must be issued at prevailing market conditions.

4	The Board of Directors determines the issue price of the new shares taking due account of the stock market price of the shares and/or comparable instruments.
5
The acquisition of shares through the conversion of financial market instruments with conversion features, and any subsequent transfer of the shares are subject to the restrictions set out under Art. 4 of these Articles of Association.

Creation of the Offered Shares
The Offered Shares will be newly issued by CSG in an ordinary share capital increase against cash contribution resolved by CSG’s shareholders at the EGM held on November 23, 2022.
On or around December 7, 2022, the Board expects to implement the above-described capital increase (Feststellungsbeschluss), along with the relevant amendments to the Articles. The listing of the Offered Shares under the International Reporting Standard of the SIX (the “International Reporting Standard”) is expected to become effective, and trading in the Offered Shares on the SIX is expected to commence, on December 9, 2022.

The rights associated with the Offered Shares will come into existence upon registration of the share capital increase with the commercial register of the Canton of Zurich. Voting rights and the rights related thereto associated with the Offered Shares may only be exercised after the relevant shareholder has been registered in CSG’s share register as a shareholder with voting rights (see “—Description of the Shares—Voting Rights” and “—Description of the Shares—Approval of the Board of Directors and Nominees” below).
Share Capital immediately after the Offering
Immediately after registration of the Offered Shares in the commercial register of the Canton of Zurich, the share capital of CSG registered in the commercial register of the Canton of Zurich will be increased by CHF 35,574,738.32, divided into 889,368,458 Shares, and is expected to total CHF 160,086,322.48, divided into 4,002,158,062 Shares.
Upon issuance, the 889,368,458 Offered Shares will, in the aggregate, represent 22.2% of the share capital of CSG expected to be registered in the commercial register of the Canton of Zurich upon completion of the Offering.
Participation Certificates and Profit Sharing Certificates
CSG has not issued any non-voting equity security, such as participation certificates (Partizipationsscheine) or profit sharing certificates (Genussscheine).
Treasury Shares
As of November 21, 2022, CSG, together with its subsidiaries, held 40,597,297 Shares in treasury (representing 1.53% of the issued Shares on November 21, 2022). CSG, directly or indirectly, intends to exercise the Rights allotted to these Shares.
DESCRIPTION OF THE SHARES
Form and Transfer of Shares
The Shares are registered shares (Namenaktien) with a nominal value of CHF 0.04 each. The Shares are issued as uncertificated securities (einfache Wertrechte) and registered as intermediated securities (Bucheffekten) in the main register (Hauptregister) of SIX SIS AG (“SIS”). Shareholders have no rights to request the printing and delivery of certificates or the conversion of the Shares into another form. CSG may, however, at any time print and deliver certificates (individual share certificates, certificates or global certificates) or convert the Shares in another form and cancel issued certificates (if any). Shareholders registered in CSG’s share register may at any time request from CSG a confirmation of the Shares that they hold according to CSG’s share register.
The Shares rank pari passu in all respects with each other, including in respect of voting rights, entitlement to dividends, share of the liquidation proceeds in the case of a liquidation of CSG, and preemptive subscription rights (Bezugsrechte, Vorwegzeichnungsrechte). CSG does not have any shares carrying preferential rights.
Pursuant to article 4, para. 5 of the Articles, any transfer of the Shares, including the granting of securities on Shares, is subject to the FISA. The transfer of uncertificated Shares by way of an assignment is prohibited. In addition, security interest in any such uncertificated Shares cannot be granted by way of assignment.
Voting Rights
In principle, each Share represents one vote at a shareholders’ meeting, up to a maximum of 2% of the total outstanding share capital of CSG for a single shareholder. Voting rights and the rights related thereto may be exercised only after a shareholder has been registered in CSG’s share register as a shareholder with voting rights up to a specific qualifying day designated each time by the Board. In specific cases, such registration needs the approval of the Board (see “—Approval of the Board of Directors and Nominees” below). Failing such registration, a shareholder may not vote at or participate in a shareholders’ meeting but will still be entitled to receive dividends and other rights with financial value such as preemptive subscription rights.
Ordinary Capital Increase, Conditional and Authorized Capital
Under Swiss law, the share capital (Aktienkapital) of a company may be increased ordinarily in consideration of contributions in cash by a resolution passed at a shareholders’ meeting by an absolute majority of the votes represented or by a higher quorum if so provided by the articles of incorporation. In the case of CSG, the Articles do not provide for a higher quorum. An increase in share capital in consideration of contributions in kind, involving the exclusion of the preemptive subscription rights of the shareholders, or the transformation of reserves into share capital, requires a resolution passed by a majority of two-thirds of the shares represented (in person or by proxy) at a shareholders’ meeting and the absolute majority of the nominal value of the shares represented (in person or by proxy) at the passing of the resolution. Further, under the Swiss Code of Obligations, the shareholders of a company may empower its board of directors by passing a resolution in the manner described in the preceding sentence, to issue shares in a specific aggregate nominal amount up to 50% of the share capital, in the form of:
(a)
conditional capital (bedingtes Kapital) for the purpose of issuing shares to, among other things, (i) grant conversion rights or warrants to holders of convertible bonds or (ii) grant rights to employees of a company or affiliated companies to subscribe for new shares; and

(b)
authorized capital (genehmigtes Kapital) to be utilized at the discretion of the board of directors (or for the purposes determined in such resolution) within a period not exceeding two years from approval by the shareholders.

Under the Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (the “Swiss Banking Act”), the shareholders of a Swiss top holding company of a financial group, such as CSG, may provide in its articles of association that:
(a)
the board of directors may, by passing a resolution, increase the share capital out of the reserve capital (Vorratskapital) solely to reinforce the equity base for purposes of preventing or coping with a crisis; and

(b)	an increase of the share capital will be carried out with the conversion of contingent convertible bonds upon the occurrence of a trigger event occurs (contingent capital).

The introduction of, or changes in, reserve capital requires a resolution passed by a majority of two-thirds of the shares represented (in person or by proxy) at a shareholders’ meeting and the absolute majority of the nominal value of the shares represented (in person or by proxy) at the passing of the resolution. The introduction of, or changes in, conversion capital (Wandlungskapital) requires a resolution passed by the absolute majority of the nominal value of the shares represented (in person or by proxy) at the passing of the resolution.
Approval of the Board of Directors and Nominees
Only persons registered as shareholders or beneficial owners of Shares in CSG’s share register with voting rights will be recognized as such by CSG. Acquirers of Shares will be registered as shareholders with the right to vote, provided that they expressly declare that they acquired the Shares in their own name and for their own account and confirm to CSG that any applicable disclosure requirements under the FMIA have been fulfilled. Failing such registration, a shareholder may not vote at or participate in a shareholders’ meeting but will still be entitled to receive dividends and other rights with financial value such as preemptive subscription rights. Article 4, para. 3 of the Articles provides that a person or legal entity not explicitly stating to act for its own account (“Nominee”) may be entered as a shareholder in CSG’s share register with voting rights for Shares up to a maximum of 2% of the total outstanding share capital. The Board may allow a Nominee to exceed this limit if such Nominee discloses the name, address and shareholding of any person or legal entity for whose account it is holding more than 0.5% of the outstanding share capital of CSG and confirms to CSG that any applicable disclosure requirements under the FMIA have been fulfilled. Notwithstanding the foregoing, shareholders can be represented by proxy at shareholders’ meetings by the independent proxy (see “—Compensation Ordinance” below).
For the purpose of the limits set out above, corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the Nominees (especially as syndicates), are treated as one single Nominee.
The Board specifies the details and gives the necessary orders concerning the adherence to the preceding regulations. In particular cases it may allow exemptions from the regulation concerning Nominees.
Shareholders’ Meetings
Under Swiss law, the AGM must be held within six months after the end of a company’s preceding financial year. In the case of CSG, this means on or before June 30.

In shareholders’ meetings, except as noted below, each shareholder has equal rights, including equal voting rights in respect of Shares for which such shareholder is registered as a shareholder with voting rights in CSG’s share register. According to the Articles, each such Share is entitled to one vote (as to restrictions on voting rights, see “—Form and Transfer of Shares” and “—Voting Rights” above).
Shareholders’ meetings may be convened by the Board or, if necessary, by CSG’s statutory auditors. EGMs can be called as often as necessary, in particular in all cases required by law. The Board is further required to convene an EGM if so resolved by a shareholders’ meeting or if so requested by holders of Shares holding in aggregate at least 10% of the nominal share capital of CSG. Shareholders holding Shares with a nominal value of at least CHF 40,000 have the right to request that a specific item appear on the agenda of the next shareholders’ meeting. According to the Articles, such requests must be made in writing to CSG no later than 45 days prior to the shareholders’ meeting.
A shareholders’ meeting must be convened at least 20 days prior to such meeting by publishing a notice of such meeting in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt).
The shareholders’ meeting is chaired by the Chairman, in their absence by the Vice-Chairman, or another member of the Board designated by the Board. The chairman of the meeting has the casting vote in the case of a tied vote.
Resolutions and elections generally require the approval of an absolute majority of the votes represented at the meeting, except as otherwise provided by mandatory provisions of law or by the Articles. Shareholders’ resolutions that require a vote by an absolute majority of the votes represented include (i) amendments to the Articles, unless a supermajority is required, (ii) election of members of the Board, the Chairman, the members of the Compensation Committee, the independent proxy and statutory auditors, (iii) approval of the compensation of the members of the Board and the Executive Board, (iv) approval of the annual report and the statutory (i.e., parent company) and consolidated accounts, (v) discharging of the acts of the members of the Board and Executive Board, and (vi) determination of the appropriation of retained earnings.
An approval by a majority of at least two-thirds of the votes represented and the absolute majority of the nominal value of the shares represented is, among other things, required for resolutions on (i) change in the purpose of CSG, (ii) creation of shares with increased voting powers, (iii) implementation of transfer restrictions on shares, (iv) increase in conditional and authorized capital or the creation of reserve capital in accordance with article 12 of the Swiss Banking Act, (v) increase of capital by way of conversion of capital surplus, by contribution in kind or acquisition in kind and the granting of special privileges, (vi) restriction or suspension of pre-emptive subscription rights, and (vii) change of location of CSG’s principal office.
An approval by at least three-quarters of the votes cast is required for resolutions on (i) the conversion of registered shares into bearer shares, (ii) the dissolution of CSG and (iii) amendments to the Articles relating to registration and voting rights of nominee holders. An approval of at least seven-eighths of the votes cast is required for amendments to certain provisions of the Articles relating to voting rights.
A quorum of at least half of the total share capital is required for resolutions on (i) the conversion of registered shares into bearer shares, (ii) amendments to the Articles relating to registration and voting rights of nominee holders, (iii) amendments to provisions of the Articles relating to voting rights, and (iv) the dissolution of the company. With the exception of the foregoing resolutions, the Articles do not in principle require a quorum of shareholders to be present at a shareholders’ meeting.
Shareholders of CSG can be represented by the independent proxy (unabhängiger Stimmrechtsvertreter) or any person who is so authorized by a written proxy. At shareholders’ meetings, the chairman of the meeting may allow elections and ballots to be conducted by a show of hands, by written ballot or by electronic means. They have all the powers required to conduct the shareholders’ meeting in an orderly fashion; in particular, they may at any time order to repeat a resolution or an election if they have doubts regarding the results of the vote.
Based on the Compensation Ordinance, special rules apply with respect to votes on compensation, see “—Compensation Ordinance” below
Only shareholders registered in CSG’s share register with the right to vote are entitled to participate at shareholders’ meetings. See “—Form and Transfer of Shares” above. The Board will inform the shareholders in the relevant invitation to the shareholders’ meeting of the deadline by which the Shares and the shareholder must be registered in CSG’s share register in order to participate and vote at such shareholders’ meeting, or to be represented by proxy at such shareholders’ meeting by the independent proxy (see also “—Compensation Ordinance” below).
Shareholders’ Inspection Rights
A shareholder may, upon application to CSG, inspect the minutes of the shareholders’ meeting. In accordance with Swiss law, CSG makes its annual report, its compensation report and the auditor’s reports available for inspection by shareholders at its registered address at least 20 days prior to each AGM. Any shareholder may request a copy of these reports in advance of or after the AGM. In addition, at a shareholders’ meeting, a shareholder may request information from the Board concerning the business and operations of CSG and may request information from the auditors concerning the performance and results of their examination of the financial statements. CSG may refuse to provide that information to a shareholder if, in its opinion, the disclosure of the requested information would reveal confidential business secrets or infringe other protected interests of CSG.
Shareholders’ Right to Bring Derivative Actions
Under the Swiss Code of Obligations, an individual shareholder may bring an action in the shareholder’s own name, for the benefit of CSG, against CSG’s directors, officers or liquidators, that seeks to allow CSG to recover any damages it has incurred due to intentional or negligent breach by such directors, officers or liquidators of their duties.
Allocation of Annual Net Profit
Under Swiss law, dividends are paid if so resolved by a resolution of the shareholders’ meeting. The Board may propose to the shareholders’ meeting that a dividend be paid, but cannot itself set the dividend. CSG’s statutory auditors must confirm that any proposal by the Board to declare a dividend is in accordance with Swiss law and the Articles. Dividends may be paid by CSG if, based on its audited parent company financial statements prepared in accordance with the Swiss law, CSG has sufficient distributable profits from the previous financial years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5% of the annual net profit of CSG must be appropriated and booked as general legal reserves, unless these reserves amount to 20% or more of the nominal share capital of CSG. Any remaining net profit may be allocated by the shareholders represented at the shareholders’ meeting.
See also “Dividends and Other Distributions.” Dividends are usually due and payable not earlier than three days after the shareholders’ resolution relating to the allocation of profits has been passed. The statute of limitations in respect of dividend payments is five years (dividends not paid are allocated to a special reserve of CSG).
Preemptive Subscription Rights
Under Swiss law, existing shareholders have certain pre-emptive subscription rights (Bezugsrechte, Vorwegzeichnungsrechte) to subscribe for new issues of shares, option bonds, convertible bonds or similar debt instruments with option or convertible rights in proportion to the nominal amount of shares held. A resolution adopted by a majority of at least two-thirds of the votes and the absolute majority of the share capital, in each case, represented at the shareholders’ meeting, may limit or exclude pre-emptive subscription rights in certain limited circumstances.
Borrowing Powers
Neither Swiss law nor the Articles generally restrict CSG’s power to borrow and raise funds. The decision to borrow funds is made by, or under the direction of, the Board and no shareholders’ resolution is required in relation to any such borrowing.
Conflicts of Interest
Swiss law does not contain any general provision in relation to the handling of conflicts of interests within a company’s organization. However, the Swiss Code of Obligations contains a provision that requires directors and members of the management of CSG to apply due care and generally to safeguard the interests of CSG in the performance of their respective duties (duty of care and of loyalty). This rule is generally understood to disqualify directors and members of the management from participating in decisions that directly affect them. CSG has set out certain principles on how to handle conflicts of interests in the Organizational Regulations.

Further, holders of signatory powers for CSG may in certain circumstances be unable to validly exercise such powers by reason of a conflict of interest. Pursuant to the Swiss Code of Obligations, if, in connection with the conclusion of a contract, CSG is represented by the person with whom it is concluding the contract, such contract must be in writing. This requirement does not apply to contracts relating to daily business matters if the value of CSG’s performance under the contract does not exceed CHF 1,000.
In addition, Swiss law contains provisions under which the members of the Board and all persons engaged in the management may become liable to CSG, to each shareholder and to CSG’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made and other benefits granted to a shareholder or a member of the Board or any persons associated with them, other than at arm’s length terms, must be repaid to CSG if the recipient thereof was acting in bad faith.
Swiss law contains provisions under which CSG, as a listed company, is obliged to disclose the amount of remuneration paid and loans made to the present or past members of the Board and the Executive Board, as well as remuneration paid, and loans made, to persons closely related to the members of the Board or the Executive Board. Shares held by members of the Board and the Executive Board and persons closely related to such members must also be disclosed. See “Description of CSG’s Share Capital and the Shares—Description of the Shares—Compensation Ordinance.”
The SIX Corporate Governance Directive also addresses conflict of interest issues. See “The SIX Swiss Exchange.”
Repurchase of Shares and Own Shares
Swiss law limits the right of CSG to repurchase and hold Shares. CSG and its subsidiaries may repurchase Shares only if and to the extent that (i) CSG has freely distributable reserves in the amount of the purchase price, and (ii) the aggregate nominal value of all Shares held by CSG does not exceed 10% of CSG’s share capital (20% in specific circumstances). CSG must create a special reserve in its parent company financial statements in the amount of the purchase price of any repurchased Shares. In CSG’s consolidated financial statements, own Shares are recorded at cost and reported as treasury Shares, resulting in a reduction in total shareholders’ equity.
Shares held by CSG or its subsidiaries are not entitled to vote at shareholders’ meetings, but are entitled to the economic benefits, including dividends, applicable to Shares generally. In addition, repurchases of listed Shares are subject to certain restrictions; in particular, the restrictions promulgated by the Swiss Takeover Board (the regulatory board for takeover bids in Switzerland) under the FMIA and its implementing ordinances.
The Group buys and sells Shares and derivatives on the Shares within its normal trading and market-making activities mainly through its Swiss broker-dealer operations. In the Swiss market, the Group buys and sells Shares and derivatives on Shares to facilitate customer orders, to provide liquidity as a market maker and to hedge derivative instruments. CSG may from time to time place orders for Shares to satisfy obligations under various employee and management incentive plans, and potentially for Shares to be used as consideration in acquisitions. In addition, CSG may purchase Shares with the intent of cancellation.
In 2021, the Group repurchased 2,151.4 million Shares and sold or re-issued 2,053.3 million Shares. Of these, 2,126.3 million Shares were purchased through open market transactions, predominantly for market-making purposes and facilitating customer orders and to meet the Group’s delivery obligations with respect to share-based compensation. As of December 31, 2021, CSG, together with its subsidiaries, held 81,063,211 Shares in treasury (representing 3.06% of the issued Shares on December 31, 2021). As of November 21, 2022, CSG, together with its subsidiaries, held 40,597,297 Shares in treasury (representing 1.53% of the issued Shares on November 21, 2022). CSG, directly or indirectly, intends to exercise the Rights allotted to these Shares.
Duration and Liquidation
The Articles do not limit CSG’s duration. CSG may be dissolved at any time, by way of liquidation or in the case of a merger in accordance with the Swiss Merger Act, based on a shareholders’ resolution, which must be passed by (i) in the case of dissolution by way of liquidation, a supermajority of at least three-quarters of the votes cast at the shareholders’ meeting, and (ii) in all other cases, a supermajority of at least two-thirds of the votes, and an absolute majority of the par value of the shares, represented at the shareholders’ meeting. As CSG is the Swiss parent of a financial group, FINMA is the only competent authority to open restructuring or liquidation (bankruptcy) proceedings with respect to CSG. In the event that CSG is to be dissolved without liquidation (for example, in a merger where CSG is not the surviving entity), special quorum rules apply by law. Under Swiss law, any surplus arising out of liquidation (after the satisfaction of all creditors) must be used first to repay the nominal share capital of CSG. Thereafter, any balance must be distributed to shareholders in proportion to the paid-up nominal value of Shares held.
Notification and Disclosure of Major Shareholders
The FMIA requires that persons who directly, indirectly or in concert with third parties acquire or dispose of Shares or other purchase positions relating to Shares (“Purchase Positions”) or sale positions relating to Shares (“Sale Positions”), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33⅓%, 50 % or 66⅔% of CSG’s voting rights entered into the commercial register of the Canton of Zurich (whether exercisable or not) must notify CSG and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, CSG must publish such information through the Disclosure Office of the SIX’s online platform.
For purposes of calculating whether a threshold has been reached or crossed, Shares and other Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. The Shares and other Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual Share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.
Under Swiss company law, CSG must also disclose in its annual report the identity of shareholders and shareholder groups acting in concert who hold more than 5% of CSG’s voting rights. Such disclosure must be made once a year in the notes to CSG’s consolidated financial statements and parent company financial statements, in each case as published in CSG’s annual report.
According to the Swiss Banking Act, all natural persons or legal entities must notify FINMA prior to directly or indirectly acquiring or selling a “qualified participation” (i.e., 10% or more capital or voting rights) in Credit Suisse AG. This duty to notify also exists whenever a direct or indirect qualified participation in Credit Suisse AG is increased or decreased and thus reaches, exceeds or falls below the threshold of 10%, 20%, 33% or 50% of Credit Suisse AG’s capital or voting rights. Credit Suisse AG itself is required to notify FINMA of any persons as soon as it has knowledge thereof, at least once a year (i.e., within 60 days of its annual closing of the financial year; such a list must state the holder’s identity and the amount of each of these qualifying interests as at the closing of the books, as well as any changes in relation to the previous year). Because CSG is the parent company of Credit Suisse AG, natural persons or legal entities acquiring or selling a qualified participation in CSG are indirectly doing the same with respect to Credit Suisse AG and, consequently, must comply with the foregoing requirements. The foregoing also applies in the case of CSG’s indirect subsidiary Credit Suisse (Schweiz) AG and any other direct or indirect subsidiaries licensed as a Swiss bank.
Foreign Investment and Exchange Control Regulations in Switzerland
Other than in connection with government sanctions imposed on certain persons from Belarus, Burundi, the Central African Republic, the Democratic People’s Republic of Korea (North Korea), the Democratic Republic of Congo, Guinea, Guinea-Bissau, the Islamic Republic of Iran, Lebanon, Libya, Myanmar (Burma), Nicaragua, the Republic of Iraq, the Republic of Mali, the Republic of South Sudan, Somalia, Sudan, Syria, Venezuela, Yemen and Zimbabwe, and, persons and organizations with connections to Osama bin Laden, the “Al‑Qaeda” group or the Taliban, certain persons in connection with the assassination of Rafik Hariri, and certain measures in connection with the situation in the Ukraine, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of the Shares.
Mandatory Bid Rules
Pursuant to the FMIA, any person that acquires shares of a Swiss company with at least one class of securities listed on a Swiss stock exchange or a non-Swiss company with a primary listing of at least one class of securities on a Swiss stock exchange, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold of 33⅓% of the voting rights (whether exercisable or not) of such company, must submit a takeover offer to acquire all other listed equity securities of such company. Pursuant to the practice of the Swiss Takeover Board, certain derivatives also need to be taken into account when calculating whether the 33⅓% threshold has been exceeded. A company’s articles of incorporation may either override this mandatory takeover offer provision of the FMIA or may raise the relevant threshold to 49% (“opting-out” or “opting-up,” respectively). The Articles do not contain an opting-out or opting-up provision. The mandatory takeover offer obligation may be waived by the Swiss Takeover Board or FINMA. However, if no waiver is granted, the mandatory takeover offer must be made pursuant to the procedural rules set forth in the FMIA and the implementing ordinances.
There is no obligation to make a takeover offer under the FMIA and its implementing ordinances if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings. However, the Swiss Takeover Board must be notified of any such acquisition.
Cancellation of Remaining Equity Securities
Under the FMIA, any offeror that has submitted a takeover offer for the shares of a listed Swiss company, and that, as a result of such offer, holds more than 98% of the voting rights of such company, may petition the court to cancel such company’s remaining equity securities. The petition must be filed against the target company within three months after the expiration of the offer period (additional acceptance period) of the relevant takeover offer. The remaining shareholders of the target company may join in the proceedings. If the court orders the cancellation of the remaining equity securities, the target company must reissue and deliver such equity securities to the offeror against payment by the offeror of the offer price for the benefit of the holders of the cancelled equity securities.
Squeeze‑Out Merger
The Swiss Merger Act allows a squeeze‑out of minority shareholders by way of a squeeze‑out merger. If at least 90% of all shareholders of the transferring company consent, the transferring company may be merged into the surviving company and the minority shareholders of the transferring company may be compensated in cash or for other consideration (e.g., securities of another company) instead of receiving shares in the surviving company. While disputed in scholarly writing, the 90% consent requirement is predominantly thought to relate to 90% of the outstanding shares generally entitled to vote at a shareholders’ meeting. However, no court precedents exist regarding the interpretation of the statutory 90% consent requirement.
Compensation Ordinance
Set out below is a summary of some of the key provisions of the Compensation Ordinance. As of January 1, 2023, the provisions of the Compensation Ordinance will, subject to certain modifications thereof, be incorporated in the Swiss Code of Obligations as part of the legislative reform described in the introductory paragraphs to this section, and, as of the same date, the Compensation Ordinance will no longer have any force or effect.
Severance Pay, Advance Payments and Transaction Bonuses
The Compensation Ordinance prohibits certain types of compensation arrangements with members of a Swiss public company’s board of directors, executive management and advisory board, including severance payments, forms of advance compensation, transaction bonuses and certain other types of compensation and benefits not expressly provided for by a company’s articles of association.
The Compensation Ordinance broadly prohibits severance payments in any form. In addition, excessive termination notice periods in employment contracts (i.e., longer than one year) and long-term employment contracts for a fixed duration for more than one year are viewed as types of prohibited severance payments. However, post-employment non-compete covenants and consultancy agreements are not subject to the Compensation Ordinance’s severance pay prohibition, unless as a result of their terms they are deemed disguised severance payments.
The Compensation Ordinance also restricts certain forms of advance compensation. The decisive element in distinguishing prohibited advance payments from certain types of other advance payments, such as sign-on bonuses, is the point in time at which such payment is made. Consequently, sign-on bonuses compensating benefits and other entitlements that executives forfeit from their previous employers may be permissible whereas genuine prepayments of salary (i.e., if the contractual salary is paid in advance) are generally not permitted.
The Compensation Ordinance also prohibits transaction bonuses.

Shareholder Approval of Compensation for Board of Directors, Executive Management and Advisory Board
The Compensation Ordinance requires the shareholders’ meeting of Swiss public companies to vote on the compensation of the board of directors, executive management and advisory board. Swiss public companies are required to specify in their articles of association the mechanism for say-on-pay votes, subject to certain minimum requirements. These minimum requirements provide that the say-on-pay vote must be (i) held annually, (ii) binding and (iii) separate for the members of the board of directors, the members of the executive management and the members of the advisory board (if any).
The Compensation Ordinance requires a company’s board of directors to prepare an annual written compensation report disclosing remuneration and loans directly or indirectly awarded by the company.
In accordance with the Compensation Ordinance, commencing with the AGM in 2015, CSG submits its Board and Executive Board compensation recommendations for binding votes by its shareholders.
Compensation Report
The Compensation Ordinance requires a company’s board of directors to prepare an annual written compensation report. In substance, the compensation report must include the information that the Swiss Code of Obligations already requires to be disclosed in the notes to a company’s annual financial statements. The disclosure relates to any direct or indirect compensation, loans and credits paid during the most recently ended financial year to members of the board of directors, executive management and advisory board and, to the extent not in line with market standards, to former members of the board of directors, executive management and advisory board and related parties of such current and former members of the board of directors, executive management and advisory board. The compensation report must also include the compensation and the loans and credits paid to members of the board of directors and the advisory board disclosed on an aggregate and individual basis, whereas compensation and the loans and credits paid to members of the executive management must only be disclosed on an aggregate basis, together with the name of the executive management member who received the highest compensation and the amount thereof.
In accordance with the Swiss Corporate Governance Code, CSG has submitted its compensation report for a consultative vote by its shareholders since the AGM in 2014. In line with current practice and, starting in 2024, applicable law, CSG will continue to submit the compensation report for a consultative vote by its shareholders.
Election of the Members of the Board of Directors, the Chairman of the Board of Directors, the Members of the Compensation Committee and the Independent Voting Rights Representative
The Compensation Ordinance requires that the members of the board of directors, its chairperson, the members of the compensation committee (who may only be selected among the members of the board of directors) and one or several independent proxies be elected by a company’s shareholders at the shareholders’ meeting on an individual basis for a term ending at the next AGM. Re-election in all instances is permitted.
Independent Proxy
The Compensation Ordinance prohibits the representation of shareholders by corporate proxies (i.e., officers or other company representatives) as well as by share depository proxies. The Compensation Ordinance further provides that the board of directors must make sure that the shareholders are able to electronically grant proxies and instruct the independent proxy (unabhängiger Stimmrechtsvertreter) on both (i) agenda items included in the invitation to the shareholders’ meeting and (ii) new motions that were not disclosed in the invitation to the shareholders’ meeting. The independent proxy is required to exercise the voting rights granted by shareholders only in accordance with shareholder instructions. Further, absent express voting instructions, the independent proxy is required to abstain from voting.
At the AGM on April 29, 2022, the shareholders of CSG re-elected Law Office Keller Partnership, Zurich, as the independent proxy for the term ending at the completion of the AGM in 2023.
Criminal Provisions
The criminal provisions of the Compensation Ordinance punish intentional non‑compliance by members of the board of directors, executive management and advisory board who acted “against their better knowledge” (wider besseres Wissen) in paying out or receiving impermissible forms of compensation. The Compensation Ordinance also stipulates criminal liability for certain prohibited actions by a Swiss public company’s board of directors. Intentional violations of the Compensation Ordinance can result in imprisonment of up to three years and a fine of up to six times the individual offender’s annual salary.

THE SIX SWISS EXCHANGE
For purposes of this section “The SIX Swiss Exchange,” references to “the SIX” refer to the SIX Swiss Exchange on which securities are listed and traded or to SIX Swiss Exchange AG, as the context may require.
GENERAL INFORMATION
As the Shares are listed under the International Reporting Standard, CSG is subject to the listing rules published by SIX Exchange Regulation AG (the “Listing Rules”) and any applicable additional regulations enacted by SIX Exchange Regulation AG.
SIX Swiss Exchange AG (formerly SWX Swiss Exchange AG) was founded in 1993 as the successor to the local stock exchanges in Zurich, Basel and Geneva. Full electronic trading in foreign equities and derivatives began in 1995. In 1996, the SIX introduced full electronic trading in Swiss equities, derivatives and bonds. In 2008, SWX Swiss Exchange AG changed its name to SIX Swiss Exchange AG. SIX Swiss Exchange AG is a wholly-owned subsidiary of SIX Group AG. SIX Group AG is the holding company for the SIX group entities and is owned by 121 domestic and international financial institutions, which are also the main users of its services.
A listing of securities under the International Reporting Standard requires, among other things, that (i) the articles of association of the issuer comply with applicable law, (ii) the operating and financial track record of the issuer extends over a period of at least three years, (iii) the issuer’s consolidated equity capital amounts to at least CHF 25 million, (iv) at the time of the listing, at least 20% of the issuer’s outstanding securities in the same category are in public ownership and the capitalization of those securities in public ownership amounts to a minimum of CHF 25 million, (v) the issuer reports according to accounting principles generally accepted in the United States of America or International Financial Reporting Standards (IFRS) and (vi) the securities have been validly issued at the time of listing.
As of November 23, 2022, 260 issuers (of shares) were listed on the SIX (source: https://www.six-group.com/en/products-services/the-swiss-stock-exchange/market-data/shares/companies.html).
GENERAL RULES ON SECURITIES TRADING
Trading on the SIX occurs through a fully integrated trading system covering the entire process from trade order through settlement. Trading in equity securities begins each business day at 9:00 a.m. Central European Time (“CET”) or Central European Summer Time (“CEST”), as applicable, and continues until 5:20 p.m. CET or CEST (as applicable), at which time the closing auction starts, and continues until trading closes at 5:30 p.m. CET or CEST (as applicable), with a random close of trading within two minutes. Following the closing auction, “Trading-At-Last” (“TAL”) provides investors with on book trading at the official closing price until 5:40 p.m. CET or CEST (as applicable). After the close of exchange trading, new orders can be entered or deleted until 10:00 p.m. CET or CEST (as applicable). From 6:00 a.m. CET or CEST (as applicable) new entries and inquiries can be made until 9:00 a.m. CET or CEST (as applicable). The system is not available between 10:00 p.m. and 6:00 a.m. CET or CEST (as applicable). For the opening phase (starting at 9:00 a.m. CET or CEST (as applicable)), the system closes the order book and starts opening procedures, establishes the opening prices and determines orders to be executed according to the matching rules. Closing auctions are held to determine the daily closing price for all equity securities traded on the SIX. At the start of the closing auction, the status of all equity order books changes from permanent trading to auction. The auction itself consists of a pre-opening period and the actual auction according to rules that are similar to the opening procedure.
Transactions take place through the automatic matching of orders. Each valid order of at least a round lot is entered and listed according to the price limit. A round lot of the shares is expected to consist of one share. In general, market orders (orders placed at a best price) are executed first, followed by limit orders (orders placed at a price limit), provided that if several orders are listed at the same price, they are executed according to the time of entry. The SIX may provide for a duty to trade on the SIX in individual market segments. There is no duty to trade on the SIX for equity securities traded in the Blue Chip Shares segment or the Mid-/Small-Cap Shares segment. Members of the SIX must observe the principle of best execution for any off-exchange transaction during the trading period. Transactions in shares effected by or through members of the SIX are subject to a stock exchange levy. This levy includes the reporting fee and is payable per trade and participant. The fee is defined individually for each trading segment.
Banks and broker-dealers doing business in Switzerland are required to report all transactions in listed securities traded on the SIX. For transactions effected via the exchange system, reporting occurs automatically.

Off-order book transactions during trading hours must be reported to the SIX within one minute. Transaction information is collected, processed and immediately distributed by the SIX. Transactions outside trading hours must be reported no later than the next opening. The SIX distributes a comprehensive range of information through various publications, including in particular the Swiss Market Feed. The Swiss Market Feed supplies SIX data in real time to all subscribers as well as to other information providers such as SIX Financial Information AG and Reuters.
A quotation may be suspended by the SIX if large price fluctuations are observed, or if important, price-sensitive information is about to be disclosed, or in other situations that might endanger fair and orderly trading. Surveillance and monitoring are the responsibility of the SIX as the organizer of the market. The aim of such self-regulation is to ensure transparency, fair trading and an orderly market.
CLEARING, PAYMENT AND SETTLEMENT
Clearing and settlement of securities listed on the SIX is made through SIS. Stock exchange transactions in securities listed or authorized for trading on the SIX are as a general rule settled on a T+2 basis, which means that delivery against payment occurs two trading days after the trade date. However, in the case of rights traded on the SIX, commencing with the second day of trading for such rights, stock exchange transactions are settled on a T+1 basis, which means that delivery against payment occurs one trading day after the trade date.
DIRECTIVE ON INFORMATION RELATING TO CORPORATE GOVERNANCE AND THE SWISS CODE OF BEST PRACTICE FOR CORPORATE GOVERNANCE
In Switzerland, two sets of rules are relevant with respect to corporate governance: the SIX Corporate Governance Directive, and the Swiss Corporate Governance Code.
The SIX Corporate Governance Directive applies to all Swiss companies whose equity securities have their primary or main listing on SIX. The SIX Corporate Governance Directive requires each such company to disclose important information on the management and control mechanisms at the highest corporate level or to give specific reasons why this information is not disclosed.
The Swiss Corporate Governance Code is issued by economiesuisse, the largest umbrella organization representing Swiss businesses. The Swiss Corporate Governance Code is non-binding; it provides recommendations for good corporate standards in line with international business practices on a comply-or-explain basis. See also “Certain Corporate Governance Items.”
In addition to the requirements set out in the SIX Corporate Governance Directive and the Swiss Corporate Governance Code, CSG is required to comply with certain requirements relating to corporate governance that are set out in the Compensation Ordinance. For more information, see “Description of CSG’s Share Capital and the Shares—Description of the Shares—Compensation Ordinance.”
DIRECTIVE ON THE DISCLOSURE OF MANAGEMENT TRANSACTIONS
The SIX Directive on the Disclosure of Management Transactions dated March 20, 2018 (the “DMT”), applies to issuers whose equity securities have their primary listing on the SIX. The DMT requires each such issuer to ensure that members of its board of directors and senior management disclose transactions they have made in the securities of such issuer. Under the DMT, the relevant board or senior management member must disclose any such transaction to the issuer, and the issuer must forward such information to SIX Exchange Regulation AG. Such transactions are subsequently published on a “no name basis” on the website of SIX Exchange Regulation AG.
AD-HOC PUBLICITY
Under the Listing Rules, CSG is required to publish facts that are, with respect to the price of the Shares or other securities issued by CSG and listed on the SIX, price-sensitive and that have arisen in the sphere of CSG’s business activities. Facts that are not known publicly and that, from an ex-ante perspective, are capable of leading to a significant price change are classified as price-sensitive. Annual and interim reports are always classified as price-sensitive. Price-sensitive facts may further include, but are not limited to, financial figures and reports, changes in key employee positions including changes affecting the composition of the Board or the Executive Board, mergers, takeovers, spin-offs, restructuring operations, changes in capital, takeover bids, changes in business operations (e.g., new sales partners, new and significant products, withdrawal or recall of a significant product, etc.), information on trading results (e.g., significant changes in earnings such as profit decrease/increase or profit warning, cessation of dividends, etc.), changes to the shareholder structure and financial restructuring. As a rule, CSG is required to disclose any price-sensitive fact immediately as soon as it has become aware of its material elements. Disclosure must be made to SIX Exchange Regulation AG (90 minutes ahead of time if published during trading hours), to at least two electronic information systems widely used by professional market participants (such as Bloomberg, Reuters or SIX Financial Information AG), to at least two Swiss media (printed or electronic) of nationwide distribution and, upon request, to all interested parties. In addition, CSG must provide a service on its website that allows interested parties to receive, via e-mail distribution, free and timely notification of ad hoc announcements (push system).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: November 25, 2022		Vice President